As confidentially submitted to the Securities and Exchange Commission on January 31, 2014, pursuant to the Jumpstart Our Business Startups Act of 2012.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Mapi - Pharma Ltd.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Mapi - Pharma Ltd. 16 Einstein St. P.O. Box 4113 Ness Ziona 74140 +972 (73) 712-1213
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates 850 Library Avenue, Suite 204 Newark, DE 19715 (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Shachar Hadar, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center Tel Aviv 67021, Israel Tel: +972 (3) 607-4444	Rick A. Werner, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza, 26th Floor New York, New York 10112 (212) 659-7300	Eran Ben Dor, Adv. Zysman, Aharoni, Gayer & Co. 41-45 Rothschild Blvd. Beit Zion Tel-Aviv, Israel 65784 Tel: +972 (3) 795-5555	Oded Har-Even, Esq. Shy S. Baranov, Esq. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: (212) 660-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares, par value NIS ___ per share	US$____________	US$_____

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2) Includes shares granted pursuant to the underwriters’ overallotment option.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JANUARY 31, 2014

Ordinary Shares

This is an initial public offering of ordinary shares of Mapi – Pharma Ltd.

No public market currently exists for our ordinary shares. The estimated initial public offering price is between $    and $    per share.

We have applied to list our ordinary shares on The Nasdaq Capital Market under the symbol “MAPI”.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act) and will be subject to reduced public company reporting requirements.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus for a discussion of information that should be considered in connection with an investment in our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted a 45-day option to the underwriters to purchase up to           additional ordinary shares solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers in the offering on or about           , 2014.

Aegis Capital Corp.

The date of this prospectus is           , 2014.

Specializing in generic & innovative API, intermediates, formulations and drug delivery systems

Long Acting Depot formulations for large products

Deep understanding of the market and regulatory needs

Built on strong pharmaceutical and chemical R&D capabilities

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. When you make a decision about whether to invest in our ordinary shares, you should not rely upon any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these ordinary shares in any circumstances under which the offer or solicitation is unlawful.

Until and including             , 25 days after the date of this prospectus, all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

            For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

            This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this summary together with the more detailed information appearing in this prospectus, including “Risk factors,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and our consolidated financial statements and the related notes included at the end of this prospectus, before making an investment in our ordinary shares. All references to “Mapi,” “we,” “us,” “our,” the “Company” and similar designations refer to Mapi - Pharma  Ltd. and its wholly-owned subsidiaries, MAPI Pharma Holding (Cyprus) Ltd., MAPI Pharma HK Ltd., MAPI Pharma Germany GmbH and MAPI Pharma LAB Nanjing Co. Ltd. The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States and the term “Euro” or “€” refer the Euro, the lawful currency of the European Union member states. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts and U.S. dollar translations of Euro amounts presented in this prospectus are translated using the rate of NIS 3.49 to $1.00 and Euro 4.7589 to $1.00, respectively, based on the exchange rates reported by the Bank of Israel on January 29, 2014. We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our company

We are a development stage pharmaceutical company, engaged in the development of high-barrier to entry and high-added value generic drugs that include complex active pharmaceutical ingredients (“APIs”), formulations and life cycle management (“LCM”) products that target large markets.

We are currently developing two LCM products for the treatment of multiple sclerosis (“MS”) and neuropathic pain. LCM products are new forms of marketed drugs that offer advantages over existing formulations,  such as improved patient compliance and reduced side effects, and allow extended patent and regulatory exclusivity of a marketed drug due to different formulations of product components, for example through depot or extended release formulations. Our LCM products seek to add value to products that are expected to go off-patent by integrating off-patent APIs with our formulations, resulting in a new final combination that is patentable.

We are also developing a portfolio of 13 complex APIs, five of which we intend to develop formulations for, a generic version of Risperdal® Consta®, Johnson & Johnson’s long acting injection of Risperidone for the treatment of schizophrenia and bipolar disorder and a new chemical entity, a novel pentapolymer developed for treating autoimmune diseases such as MS.

Our LCM portfolio focuses on big-market products, consisting of (i) Glatiramer Acetate Depot, a once-monthly injection for the treatment of MS, (ii) Pregabalin ER, extended release capsules for the treatment of neuropathic pain and epilepsy and (iii) Risperidone LAI (long acting injection), a depot form of Risperdal Consta, expected to be developed under the abbreviated new drug application (“ANDA”) or 505(b)(2) shortened regulatory pathway. We are developing Pregabalin ER currently only in Latin America, although further development in the U.S. and the European Union is expected to be either under the ANDA or 505(b)(2) shortened regulatory pathway.

We currently do not have any products approved for sale in any jurisdiction. Our operations have been funded, to date, primarily from a single round of financing completed in 2008, research and development grants we received from the Israeli Office of the Chief Scientist (the “OCS”) and grants from Investitions Bank des Landes Brandenburg, Germany (“ILB”). We have incurred operating losses each year since our inception.

Our strategy

Our business strategy is to:

•     Complete clinical development and obtain regulatory approval for our LCM products. Our LCM portfolio aims to address large markets. Glatiramer Acetate Depot is a once-monthly injection for the treatment of MS and our Pregabalin ER capsules treat neuropathic pain and epilepsy. We plan to initiate a Phase II clinical trial of Glatiramer Acetate Depot in relapsing-remitting multiple sclerosis (“RRMS”) patients in the first quarter of 2014. We plan to start the clinical trials in Israel or Romania. Simultaneously, we intend to start a single pivotal Phase III clinical trial of Glatiramer Acetate Depot in the third quarter of 2014 for marketing approved in the United States. We plan to initiate a pharmacokinetics trial of Pregabalin ER by the first half of 2014 for the Latin American market, and we are considering the clinical development program for the rest of the world.

•     Complete clinical development and regulatory approval for our Risperidone LAI, a generic depot form of Risperdal Consta. According to Johnson & Johnson, Risperdal Consta produced revenues of approximately $1.4 billion in 2012. We plan to commence bioequivalent clinical trials of Risperidone LAI in the first quarter of 2014. We believe that our depot formulation does not infringe on the patent for Risperdal Consta and we intend to launch our Risperidone LAI in 2018. In January 2014, we signed an agreement with a large pharmaceutical company to jointly develop, manufacture and commercialize Risperidone LAI.

•     Continue the development and commercialization of our complex APIs and formulations portfolio. APIs are complex due to their intricate, multiple production stages and existing patent limitations. Our know-how allows us to develop products that avoid solid form and production process patent limitations. Because they are complex to manufacture, the APIs we are developing tend to have a high barrier to entry into the market, which we believe will limit the number of competitors. Therefore, we expect the price erosion of our APIs and the formulations we are developing in the off-patent stage to be less than the price erosion of non-complex APIs and formulations. Our current portfolio consists of 13 APIs scheduled to launch starting in 2017, with early pre-patent expiration quantities of registration batches of certain products to be supplied to generic pharmaceutical companies beginning in 2014. We also plan to develop formulations for five of our APIs. We intend to initially manufacture our APIs through our strategic partners. However, we are currently developing our own manufacturing plant in Israel, where we expect to manufacture our APIs upon completion.

•     Pursue co-development and marketing partnerships. We have entered into co-development agreements with large pharmaceutical companies in connection with the development of Pregabalin ER and Risperidone LAI, as well as a co-development and marketing agreement with a large pharmaceutical manufacturer to manufacture the formulations for certain complex generic drugs. We intend to pursue additional co-development partnerships in order to accelerate the clinical development and maximize the market potential for our APIs, as well as for Glatiramer Acetate Depot. In particular, we intend to partner with large pharmaceutical companies that possess market know-how and marketing capabilities to complete the development and commercialization of our products.

•     Complete construction of in-house manufacturing capabilities, with significant tax benefits. Our Israeli development and manufacturing plant in the industrial park Neot Hovav, Israel, is an organic synthesis facility, designed for the production of APIs and intermediates. The plant is expected to be operational in the second half of 2014. The plant is designed as a multipurpose facility with mid-size industrial production reactors of varying capacities of up to 4,000 liters. The plant’s scalable design should enable us to expand capacity with limited expenditure. The plant is expected to hold two pilot facilities for smaller scale production to support the production scale-up process and initial sales of registration quantities. The plant also qualifies as a “Preferred Enterprise” under the Israeli Encouragement of Capital Investments, 5719-1959, or the Investment Law, which entitles us to cash grants of 20% of the amount of the approved investment in the plant (which may be increased by an additional 4%). In addition, depending on the fulfillment of certain conditions, income generated from products manufactured at the plant will be entitled to a reduced income tax rate of 9% (compared to a 26.5% corporate income tax rate in 2014). As of the date of this prospectus, we have received grants in the amount $322,000 but we have not utilized any beneficial tax rates under the Investment Law.

Our competitive strengths

•     Ability to develop high-barrier to entry products. We have the ability to develop high-barrier to entry pharmaceutical products, which we believe will enable us to enter the market with limited competition, thereby subjecting our products to relatively less price erosion in the off-patent stage.

•     Experienced management team. Our management team has an extensive track record in the development manufacturing and commercialization of high-barrier to entry pharmaceuticals in an efficient cost-effective manner.

o          Our chief executive officer and chairman of the Board, Mr. Ehud Marom, in his previous employment managed companies with large scale research and development operations, solved research and development problems in connection with both innovative and generic products, managed the production of both innovative generic products, and served as a member of a committee to select generic products for development. He was involved in the development of several major pharmaceutical products, including Gemfibrozil®, Diltiazem®, Copaxone®, Etodolac®, Simvastatin®, Pravastatin®, Diapep277®, StemEx®, Statins®, Fipronil® and Venlafaxine®.

o          Our Head of API Development, Dr. David Leonov, in his previous employment was involved in the research and development of several major pharmaceutical products including Glatiramer Acetate®, Simvastatin, Pravastatin, Lovastatine®, Atorvastatin®, Ciclosporine®, Alfacalcidol®, Calciptriene®, Doxercalciferol®, Carbamazapine®, Paricalcitol®, Zolpidem®, Mupirocin®, Torseamide®, Etodolac, Etoposide®, Deferoxamine® and Clarithromycin®.

o          Our Head of Formulations, Dr. Yoram Sela, in his previous employment was involved in the research and development of several major pharmaceutical products including Alfuzosin ER®, Omega-3®, the prescription product Lovaza®, Morphine sulfate ER® dosage form, Methylphenidate ER®, Niacin ER®, Pentoxiphilline ER®, Etodolac ER®, Carbamazepine ER®, Potassium chloride ER®, Venlafaxine ER®, Osmotic pumps-nifedipine®/Glipizide®/Oxybutinin®, Suboxone®, Dexmethylphenidate EF®, Levodopa/carbidopa ER®, Aggrenox® and Oxycodone ER®.

o          Our Executive Vice President, Uri Danon, in his previous employment oversaw the development of  Copaxone in solution in pre-filled syringes, was the chief executive officer of a company that developed innovative cell therapy products for organ transplant and angiogenesis, was the chief executive officer of a company that is developing AB103, an innovative short peptide for the treatment of infectious diseases, set to initiate single pivotal trial and he was the chief executive officer of a company that is developing BC819, an innovative biologics (plasmid) for anti-cancer medical indications, set to initiate a single pivotal trial.

o          Our Vice President Research and Development, Dr. Shai Rubnov, in his previous employment was involved in the research and development of several major pharmaceutical products including Diapep277, VaxiSome® and Somatoprim®.

•     Advantageous LCM formulations under development. The long acting formulations used in our LCM products aim to improve patient compliance by reducing the number of required treatments and enabling direct professional oversight, which should improve the therapeutic effects of treatment. For example, benefits include a reduced chance of relapse and reduced healthcare costs to the payer. We believe our products will enable physicians to more effectively monitor the administration of the drug.

•     Patent protection for one of our major LCMs. Our patent with regard to Glatiramer Acetate Depot covers all depot formulations of Glatiramer Acetate and is expected to prevent others from making such depot formulations for Glatiramer Acetate until 2032.

•     We may be able to launch certain of our complex APIs and formulations before the brand drug goes off-patent. We have carefully selected and chosen to develop certain complex APIs and formulations for certain of our APIs that we believe we will be able to launch prior to patent expiration based on proprietary polymorphs and production processes. We have filed or intend to file process and polymorph patents for these APIs.

Risks associated with our business

  Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 2 before making a decision to invest in our ordinary shares. The following is a summary of some of the principal risks we face:

•     the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

•     our ability to commercialize our pharmaceutical products;

•     our ability to obtain and maintain adequate protection of our intellectual property;

•     our ability to complete the development of our products;

•     our ability to find suitable co-development partners;

•     our ability to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;

•     our ability to establish adequate sales, marketing and distribution channels;

•     acceptance of our products by healthcare professionals and patients;

•     the possibility that we may face third party claims of intellectual property infringement;

•     our ability to obtain or maintain regulatory approvals for our products in our target markets and the possibility of adverse regulatory or legal actions relating to our products even if regulatory approval is obtained;

•     the results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products;

•     intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•     potential product liability claims;

•     potential adverse federal, state and local government regulation, in the United States, Europe or Israel; and

•     loss or retirement of key executives and research scientists.

Corporate information

We were incorporated under the laws of the State of Israel on January 29, 2008. Our principal executive offices are located at Weizmann Science Park, 16 Einstein St. P.O. Box 4113, Ness Ziona, Israel 74140 and our telephone number is +972 (73) 712-1213. Our website address is http://www.mapi-pharma.com. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

The Offering
Ordinary shares we are offering.......................................................................................	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Ordinary shares to be outstanding after this offering...................................................	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Use of proceeds...................................................................................................................
We estimate that we will receive net proceeds from this offering of approximately $      million, or approximately $      million if the underwriters exercise their option to purchase additional ordinary shares in full, based on an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

We expect to use the net proceeds from this offering as follows:

(i) approximately $  million to expand our clinical development program, specifically with respect to Glatiramer Acetate Depot and Risperidone LAI, as well as other products;

(ii) approximately $    million to finance the completion of our manufacturing plant in Neot Hovav, Israel;

(iii) approximately $    million to continue the development and commercialization of our complex API and formulation products; and

(iv) the balance of the net proceeds for general corporate purposes, including working capital requirements. See “Use of Proceeds” on page 26 of this prospectus.

Risk factors...................................................................................................................	See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Proposed Nasdaq Capital Market symbol................................................................	“MAPI”

The number of ordinary shares to be outstanding after this offering is based on             ordinary shares outstanding as of          and excludes          ordinary shares reserved for issuance under our 2014 Equity Incentive Plan, of which, as of        , 2014, we had outstanding options to purchase          ordinary shares at a weighted average exercise price of $    per share. The number of shares issuable under the 2014 Equity Incentive Plan will be automatically increased upon the consummation of this offering to a number equal to       % of our outstanding ordinary shares following this offering.

Unless otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $ per ordinary share, the midpoint of the range on the cover of this prospectus;
•	assumes no exercise by the underwriters of their over-allotment option to purchase up to additional ordinary shares from us;
•	gives effect to the adoption and effectiveness of our amended and restated articles of association, which will occur immediately prior to the completion of this offering;
•
gives effect to the termination of the Share Purchase and Share Holders Agreement, dated as of August 8, 2008 (the “Share Purchase Agreement”), which includes a put option right and certain anti-dilution rights, which will occur immediately prior to the completion of this offering (see “Certain Relationships and Related Party Transactions – Share purchase agreement”); and

•	reflects the 1-for- share forward split of our ordinary shares effected on 2014.

v

Summary Consolidated Financial and Other Data

The following tables present our summary consolidated statements of comprehensive loss for the two years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012 and our summary consolidated statements of financial position as of June 30, 2013. Our summary consolidated statements of comprehensive loss for the two years ended December 31, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated statements of comprehensive loss for the six months ended June 30, 2013 and 2012 and our summary consolidated statements of financial position as of June 30, 2013 have been derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

The JOBS Act permits emerging growth companies such as us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to utilize this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011
	(in thousands of U.S. dollars, except share and per share amounts)
Consolidated Statements of Comprehensive Loss Data:

Income from co-development arrangement	14	189	194	-
Research and development expenses, net	(1,141)	(1,091)	(2,481)	(1,940)
General and administrative expenses	(1,009)	(998)	(1,911)	(2,020)
Financing income, net	2,054	1,433	3,374	233
Loss as reported	(82)	(473)	(845)	(3,739)
Loss attributable to holders of ordinary shares	(41)	(236)	(423)	(1,869)

Loss per ordinary share:(1)
Basic	(4.1)	(23.6)	(42.3)	(186.9)
Diluted	(4.1)	(23.6)	(42.3)	(186.9)

Weighted average number of ordinary shares used in computing basic and diluted loss per share:	10,000	10,000	10,000	10,000

Pro forma loss per ordinary share: (2)
Basic	(4.1)	(23.6)	(42.3)	(186.9)
Diluted	(4.1)	(23.6)	(42.3)	(186.9)

Weighted average number of ordinary shares used in computing basic and diluted pro forma loss per share:	20,000	20,000	20,000	20,000

	Actual as of June 30, 2013	Pro forma as of June 30, 2013 (3)	Pro forma as adjusted as of June 30, 2013 (4)
Consolidated Statement of Financial Position Data:

Cash and cash equivalents	3,061	3,061
Investment in trading securities	7,481	7,481
Total current assets	11,249	11,249
Total non-current assets	6,223	6,223
Total current liabilities	5,071	1,157
Total non-current liabilities	671	15
Shareholders’ equity	11,730	16,300

(1)
Basic loss per ordinary share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. There are no differences between basic and diluted loss per ordinary share since there are no dilutive potential ordinary shares.

(2)
Pro forma basic and diluted loss per ordinary share and pro forma basic and diluted weighted average ordinary shares outstanding give effect to the termination of the Share Purchase Agreement, which includes a put option right and certain anti-dilution rights, which will occur immediately prior to the completion of this offering, but does not give effect to the issuance of any ordinary shares in connection with this offering.

(3)
Pro forma gives effect to the termination of the Share Purchase Agreement, which includes a put option right and certain anti-dilution rights, which will occur immediately prior to the completion of this offering, but does not give effect to the issuance of any ordinary shares in connection with this offering.

(4)
Pro forma as adjusted gives further effect to the issuance and sale of   ordinary shares by us in this offering at an assumed initial public  offering price of $  per ordinary share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) each of cash and cash equivalents, total assets, share premium, and total shareholders' equity by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information presented in the summary statement of financial position data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Risk Factors

Investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus before you decide to buy our ordinary shares. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks related to our business

We have a history of losses, may incur future losses and may not achieve profitability.

We have incurred net losses since our formation in 2008. In particular, we incurred net losses of $845,000 in 2012 and $3,739,000 in 2011 and $82,000 during the six months ended June 30, 2013. As of June 30, 2013, our accumulated deficit was $9,848,000. We expect to continue to incur net losses for the foreseeable future, as we continue to invest in research and development and incur additional costs as a result of being a public company. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

Our limited operating history may make it difficult to evaluate the success of our business to date and to assess our future viability.

We have a limited operating history and have focused much of our efforts, to date, on the research and development of our products, rather than their commercialization. As such, we cannot provide you with any assurances as to when, if ever, we will generate sufficient revenues to achieve sustained profitability. Our ability to successfully commercialize our products and become profitable is subject to a number of challenges, including, among others:

•	we may not have adequate financial or other resources;

•	we may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;

•	we may not be able to establish adequate sales, marketing and distribution channels;

•	we may not be able to find suitable marketing partners;

•	healthcare professionals and patients may not accept our products;

•	we may not be aware of possible complications from the continued use of our products since we have limited clinical experience with respect to the actual use of our products;

•	changes in the market, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

•	third-party payers may not agree to reimburse patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to purchase our products;

•	uncertainty as to market demand may result in inefficient pricing of our products;

•	we may face third party claims of intellectual property infringement;

•
we may fail to obtain or maintain regulatory approvals for our products in our target markets or may face adverse regulatory or legal actions relating to our products even if regulatory approval is obtained; and

•	we are dependent upon the results of ongoing clinical studies relating to our products and the products of our competitors.

The occurrence of any one or more of these events may limit our ability to successfully commercialize our products, which in turn could have a material adverse effect on our business, financial condition and results of operations. Consequently, there can be no guaranty of the accuracy of any predictions about our future success or viability.

We may require additional funds to continue and complete our research and development operations and, if additional funds are not available, we may need to significantly scale back or cease our planned operations.

We may require additional funds to develop our primary pipeline of APIs and LCM products in order to conduct clinical trials and other research and development activities, enter into and perform our obligations under collaborative agreements with third parties and complete construction of our manufacturing plant in Neot Hovav, Israel. Since our inception, we have raised approximately €20,000,000 ($29,654,000 at the closing date) from investors. However, the funds we have raised thus far, as well as the funds we intend to raise from this offering may not be sufficient to finance our long-term operational plans. In addition, our financing needs may increase as a result of our research and development activities, changes in regulatory requirements and increased competition, among other factors.

Any transaction involving the issuance of shares and/or securities convertible into ordinary shares and/or any other kind of securities could result in substantial dilution to present and prospective holders of our ordinary shares and could also result in a decrease in the market value of our equity securities.

The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding.

Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, which would have a material adverse effect on our business, financial condition and results of operations, and ultimately we could be forced to discontinue our operations and liquidate, in which event it is unlikely that shareholders would receive any distribution on their shares. Further, we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

If we are not able to retain our key management, Ehud Marom, Uri Danon and Shai Rubnov, PhD, or attract and retain qualified scientific, technical and business personnel, our ability to implement our business plan may be adversely affected.

Our success largely depends on the skill, experience and effort of our senior management. The loss of the service of any of these persons, including Mr. Marom, our chief executive officer and the chairman of our board, Mr. Danon, our executive vice president, or Dr. Rubnov, our vice president of research and development, would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. There is intense competition from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions, seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of our product candidates.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

Our employment agreements generally include covenants not to compete. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work. For example, Israeli courts have required employers seeking to enforce covenants not to compete to demonstrate that the competitive activities of a former employee will harm one of a limited number of material interests of the employer, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such an interest will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our competitiveness may be diminished.

Our revenues and operating income could fluctuate significantly.

Our revenues and operating results may vary significantly from year-to-year and quarter-to-quarter. Variations may result from, among other factors:

•	the timing of FDA or any other regulatory authority approvals;

•	the timing of process validation for particular products;

•	the timing of product launches, and market acceptance of such products launched;

•	changes in the amount we spend to research, develop, acquire, license or promote new products;

•	the outcome of our research, development and clinical trial programs;

•	serious or unexpected health or safety concerns related to our products, the brand products we have genericized, or our product candidates;

•	the introduction of new products by others that render our products obsolete or noncompetitive;

•	the ability to maintain selling prices and gross margins on our products;

•	the ability to comply with complex governmental regulations applicable to many aspects of our business;

•	changes in coverage and reimbursement policies of health plans and other health insurers, including changes to Medicare, Medicaid and similar state programs;

•	increases in the cost of raw materials used to manufacture our products;

•	manufacturing and supply interruptions, including product rejections or recalls due to failure to comply with manufacturing specifications;

•	the ability of our product license partner(s) to secure regulatory approval, gain market share, sales volume, and sales milestone levels;

•	timing of revenue recognition related to our alliance and collaboration agreements;

•	the ability to protect our intellectual property and avoid infringing the intellectual property of others; and

•	the outcome and cost of possible litigation over patents with third parties.

Our business is highly dependent on market perceptions of us and the safety and quality of our products. Our business or products could be subject to negative publicity, which could have a material adverse effect on our business.

Market perceptions of our business are very important to us, especially market perceptions of the safety and quality of our products. If any of our products or similar products that other companies distribute or third-party products from which our products are derived are subject to market withdrawal or recall or are proven to be, or are claimed to be, harmful to consumers, it could have a material adverse effect on our business. Because our business is dependent on market perceptions, negative publicity associated with product quality, illness or other adverse effects resulting from, or perceived to be resulting from, our products could have a material adverse impact on our business.

Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others which can call into question the utilization, safety and efficacy of previously marketed products. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other costly risk management programs such as the need for a patient registry.

We will be dependent on a single facility that houses the majority of our manufacturing operations.

Once the construction of our manufacturing plant in Neot Hovav, Israel is complete, we will be highly dependent on the uninterrupted and efficient operations of the plant. If operations at the plant were to be disrupted as a result of equipment failures, earthquakes and other natural disasters, fires, accidents, work stoppages, power outages, acts of war or terrorism or other reasons, our business could be materially adversely affected. Our plant's location in Israel may increase the likelihood of such events impacting us (see “Risks related to our operations in Israel”). Lost sales or increased costs that we may experience during the disruption of operations may not be recoverable under our insurance policies, and longer-term business disruptions could result in a loss of customers. If this were to occur, our business could be materially negatively impacted.

The illegal distribution and sale by third parties of counterfeit versions of our products or of stolen products could have a negative impact on our reputation and a material adverse effect on our business, results of operations and financial condition.

Third parties could illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Counterfeit products are frequently unsafe or ineffective, and can be life-threatening. Counterfeit medicines may contain harmful substances, the wrong dose of the API or no APIs at all. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.

Reports of adverse reactions to counterfeit drugs similar to our products or increased levels of counterfeiting such products could materially affect patient confidence in our authentic products. It is possible that adverse events caused by unsafe counterfeit products will mistakenly be attributed to our authentic products. In addition, thefts of our inventory at warehouses, plants or while in-transit, which are not properly stored and which are sold through unauthorized channels could adversely impact patient safety, our reputation and our business.

Public loss of confidence in the integrity of our pharmaceutical products as a result of counterfeiting or theft could have a material adverse effect on our business, financial position and results of operations.

If we do not establish collaborations for our products or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans.

The development, approval and potential commercialization of our products will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with other pharmaceutical companies to assist us in furthering development and potential commercialization of our products, in some or all jurisdictions. Although we are currently aware of numerous potential third party partners for the development or commercialization of our products, we may not be successful in entering into new collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development and/or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any products or our failure to develop, market and commercialize such product independently will have an adverse effect on our business, financial condition and results of operation.

Any collaborative arrangements that we establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we will rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development and commercialization of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Our existing and anticipated collaborative arrangements require us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory and intellectual property. We do not control these third parties, but we rely on them to achieve results, which may be significant to us. Relying upon collaborative arrangements to develop and commercialize our products subjects us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to our products;

•	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;

•	our collaborators may experience financial difficulties or changes in business focus;

•	our collaborators partners may fail to secure adequate commercial supplies of our products upon marketing approval, if at all;

•	our collaborators partners may have a shortage of qualified personnel;

•	we may be required to relinquish important rights, such as marketing and distribution rights;

•	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	under certain circumstances, a collaborator could move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which could delay the development and may increase the cost of developing our products.

If any of these scenarios materialize, they could have adverse effect on our business, financial condition or results of operations.

The manufacture of pharmaceutical products is complex and manufacturers often encounter difficulties in production. If we or any of our third-party manufacturers encounter any difficulties, our ability to provide product candidates for clinical trials or our products to patients, once approved, the development or commercialization of our products could be delayed or stopped.

The manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our contract manufacturers must comply with current good manufacturing practices (“cGMP”) regulations and guidelines. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production and contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

We cannot assure you that any stability or other issues relating to the manufacture of any of our product candidates or products will not occur in the future. Additionally, we and our third party manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If we or our third party manufacturers were to encounter any of these difficulties, our ability to provide any product candidates to patients in clinical trials and products to patients, once approved, would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our product candidates or products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our products and could have a material adverse effect on our business, prospects, financial condition and results of operations.

We rely upon third-party contractors and service providers for the execution of most aspects of our development programs. Failure of these third parties to provide services of a suitable quality and within acceptable timeframes may cause the delay or failure of our development programs.

We outsource certain functions, tests and services to clinical research organizations, medical institutions and collaborators as well as outsourcing manufacturing to collaborators and/or contract manufacturers, and we rely on third parties for quality assurance, clinical monitoring, clinical data management and regulatory expertise. We also have engaged, and may in the future engage, a clinical research organization to run all aspects of a clinical trial on our behalf. There is no assurance that such individuals or organizations will be able to provide the functions, tests, biologic supply or services as agreed upon or in a quality fashion and we could suffer significant delays in the development of our products or processes.

In some cases there may be only one or few providers of such services, including clinical data management or manufacturing services. In addition, the cost of such services could be significantly increased over time. We rely on third parties and collaborators as mentioned above to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties and collaborators for clinical development activities reduces our control over these activities. Our reliance on these parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with current good clinical practices regulations and the investigational plan and protocols contained in the regulatory agency applications. In addition, these third parties may not complete activities on schedule or may not manufacture under cGMP conditions. Preclinical or clinical studies may not be performed or completed in accordance with Good Laboratory Practices regulatory requirements or our trial design. If these third parties or collaborators do not successfully carry out their contractual duties or meet expected deadlines, obtaining regulatory approval for manufacturing and commercialization of our product candidates may be delayed or prevented. We rely substantially on third-party data managers for our clinical trial data. There is no assurance that these third parties will not make errors in the design, management or retention of our data or data systems. There is no assurance these third parties will pass FDA or regulatory audits, which could delay or prohibit regulatory approval.

There is a substantial risk of product liability claims in our business. We currently do not maintain product liability insurance and a product liability claim against us would adversely affect our business.

Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of our products. Product liability claims could delay or prevent completion of our development programs. If we succeed in commercializing our products, such claims could result in a recall of our products or a change in the approved indications for which they may be used. While we intend to maintain product liability insurance that we believe is adequate for our operations upon commercialization of our products, we cannot be sure that such coverage will be adequate to cover any incident or all incidents. Furthermore, product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. These liabilities could prevent or interfere with our product development and commercialization efforts.

Adverse side effects or other safety risks associated with our products could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon product candidates, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could result in the delay, suspension or termination of clinical trials by us, our collaborators, the FDA or other regulatory authorities for a number of reasons. If we elect or are required to delay, suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Serious adverse events observed in clinical trials could hinder or prevent market acceptance of the product candidate at issue. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

 Our continued growth is dependent on our ability to continue to successfully develop and commercialize new products in a timely manner.

Our financial results depend upon our ability to introduce and commercialize additional complex APIs, formulations and LCM products in a timely manner. Generally, revenue from new generic products is highest immediately following launch and then declines over time, as new competitors enter the market. Furthermore, the greatest revenue is generally experienced by the company that is able to bring its product to the market first. Our continued growth is therefore dependent upon our ability to continue to successfully introduce and commercialize new complex APIs, formulations and LCM products.

The FDA and other regulatory authorities may not approve our product applications at all or in a timely fashion for our products under development. Additionally, we may not successfully complete our development efforts for other reasons, such as poor results in clinical trials or a lack of funding to complete the required trials. Even if the FDA approves our products, we may not be able to market them successfully or profitably. Our future results of operations will depend significantly upon our ability to timely develop, receive FDA approval for, and market new pharmaceutical products or otherwise develop new products or acquire the rights to other products.

We face intense competition from both brand-name and generic manufacturers for our complex APIs, formulations and LCM products.

The pharmaceutical industry is highly competitive and many of our competitors have longer operating histories and substantially greater financial, research and development, marketing, and other resources. In addition, pharmaceutical manufacturers’ customer base consists of an increasingly limited number of large pharmaceutical wholesalers, chain drug stores that warehouse products, mass merchandisers and mail order pharmacies. Our competitors may be able to obtain cheaper raw materials and/or API supplies and develop cheaper production processes or other polymorphs for their products and delivery technologies competitive with or more effective or less expensive than our own for many reasons, including that they may have:

•	superior proprietary processes or delivery systems;

•	greater resources in the area of research and development and marketing;

•	larger or more efficient production capabilities;

•	more expertise in a particular therapeutic area;

•	more expertise in preclinical testing and human clinical trials;

•	more experience in obtaining required regulatory approvals, including FDA approval;

•	more products;

•	established relationships with customers; or

•	more experience in developing new drugs and financial resources, particularly with regard to brand manufacturers.

With respect to generic pharmaceutical products, the FDA approval process often results in the FDA granting final approval to a number of ANDAs for a given product at the time a patent claim for a corresponding brand product or other regulatory and/or market exclusivity expires. Thus, we expect, in accordance with the standard practices in the industry, to face immediate competition when we introduce a generic product into the market. As competition from other manufacturers intensifies, selling prices and gross profit margins often decline. Accordingly, the level of market share, revenue and gross profit attributable to a particular generic product that we develop is generally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Additionally, ANDA approvals often continue to be granted for a given product subsequent to the initial launch of the generic product. These circumstances generally result in significantly lower prices and reduced margins for generic products compared to brand products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle.

In addition to the competition we face from other generic manufacturers, we face competition from brand-name manufacturers related to our generic products. Branded pharmaceutical companies often sell their branded products as “authorized generics” (an industry term that describes instances when a brand-name manufacturer licenses another company, such as a subsidiary or a generic manufacturer, to market the brand product under the licensee’s name and registration at typical generic discounts). Further, branded pharmaceutical companies may seek to delay FDA approval of our ANDAs or reduce generic competition by, for example, obtaining new patents on drugs whose original patent protection is about to expire, filing patent infringement suits that automatically delay FDA approval of generics, filing “citizen petitions” contesting FDA approvals of generics such as on alleged health and safety grounds, developing “next generation” versions of products that reduce demand for generic versions we are developing, changing product claims and labeling, and marketing as over-the-counter (“OTC”) branded products.

We believe that our principal competitors in the generic pharmaceutical products and LCM markets are Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), Impax Laboratories, Inc. (Nasdaq: IPXL), Alkermes Plc (Nasdaq: ALKS), Momenta Pharmaceuticals, Inc. (Nasdaq: MNTA) and Andrx Corporation, a private U.S. company.

We expend a significant amount of resources on research and development efforts that may not lead to successful product introductions or the recovery of our research and development expenditures.

We conduct research and development primarily to enable us to manufacture and market pharmaceuticals in accordance with FDA regulations as well as other regulatory authorities. We spent approximately $2,481,000, and $1,940,000 on research and development activities during the years ended December 31, 2012 and 2011, respectively, and $1,141,000 during the six months ended June 30, 2013. We are required to obtain FDA approval before marketing our drug products in the United States. The FDA approval process is costly, time consuming and is inherently risky.

Typically, research expenses related to the development of innovative compounds and the filing of NDAs for new chemical entity products are significantly greater than those expenses associated with ANDAs for our complex APIs and formulations and the 505(b)(2) pathway NDAs for our LCM products. As we continue to develop our complex APIs, formulations and LCM products, our research expenses will likely increase. Because of the inherent risk associated with research and development efforts in our industry, our research and development expenditures may not result in the successful introduction of FDA-approved pharmaceuticals.

Our bioequivalence studies, clinical trials and/or other data may not result in FDA approval to market our products. While we believe that the FDA’s 505(b)(2) NDA and ANDA procedures will apply to our products, including our extended-release drugs, these drugs may not be suitable for, or approved as part of, that 505(b)(2) NDA or ANDA pathway. In addition, even if our products are suitable for FDA approval by filing under a 505(b)(2) NDA or an ANDA, these applications are costly and time consuming to complete. After we submit a 505(b)(2) NDA or ANDA, the FDA may require that we conduct additional studies, and as a result, we may be unable to reasonably determine in advance the total research and development costs to develop a particular product. Also, for products pending approval, we may obtain raw materials or produce batches of inventory to be used in anticipation of the product’s launch. In the event that FDA approval is denied or delayed, we could be exposed to the risk of this proposed product or inventory becoming obsolete. Finally, we cannot be certain that any investment made in developing products or product-delivery technologies will be recovered, even if we are successful in commercialization. To the extent that we expend significant resources on research and development efforts and are not able to introduce successful new products or new delivery technologies as a result of those efforts, we will be unable to recover those expenditures.

If the market for a reference brand product significantly declines, sales or potential sales of our complex APIs, formulations  and LCM products and product candidates may suffer and our business would be materially impacted.

Competition in the biotechnology industry is intense. Brand name products face competition on numerous fronts as technological advances are made or new products are introduced. As new products are approved that compete with the reference brand product to our complex APIs, formulations and LCM products, sales of the reference brand products may be significantly and adversely impacted and the reference brand product may be rendered obsolete. In addition, brand product companies may pursue life cycle management as well as patent extension strategies that also impact the marketability and profitability of our generic or LCM products.

For example, we anticipate current injectable treatments commonly used to treat MS, including Copaxone, which is the Glatiramer Acetate brand product, to experience competition from a number of novel drug products, including oral therapies. These novel drugs may offer patients a more convenient form of administration than Copaxone and may provide increased efficacy. On January 29, 2014, Teva Pharmaceutical Industries Ltd. announced that it received FDA approval for a Supplemental NDA for a 40mg, thrice-weekly dosage of Copaxone. Teva's 40mg, thrice-weekly version of Copaxone has the potential to delay the anticipated erosion of the Glatiramer Acetate market, which is expected to be brought on by possible generic competitors that are developing the once-daily dosage of Glatiramer Acetate. In addition, the efforts of Teva, the current industry leader, that are invested in a formulation with a lesser frequency of injections for Copaxone may be indicative of the shift in the RRMS market toward longer-acting depot formulations of Glatiramer Acetate. If the market for the reference brand product is impacted, we in turn may lose significant market share or market potential for our APIs or LCM product candidates, and the value for our APIs or LCM products pipeline could be negatively impacted. As a result, our business, including our financial results and our ability to fund future discovery and development programs, would suffer.

The risks and uncertainties inherent in conducting clinical trials could delay or prevent the development and commercialization of our products, which could have a material adverse effect on our results of operations, liquidity, financial condition, and growth prospects.

There are a number of risks and uncertainties associated with clinical trials. The results obtained from clinical trials may not be indicative of results that would be obtained from large scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause a delay of approval or limited profile of an approved product. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval.

Failure can occur at any time during the clinical trial process, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials and product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. In the future, the completion of clinical trials for our product candidates may be delayed or halted for many reasons, including:

•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

•	failure of the clinical research organization that is working for us to perform the trial monitoring or any other services related to clinical trials in a manner satisfying regulatory requirements;

•	regulators or institutional review boards may not allow us to commence or continue a clinical trial;

•	our inability, or the inability of our partners, to manufacture or obtain from third parties materials sufficient to complete our clinical trials;

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical trial sites;

•	risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;

•	difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, including adverse events associated with product candidates;

•	the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;

•	governmental or regulatory delays or changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA or foreign regulatory agencies.

In addition, our product candidates could be subject to competition for clinical study sites and patients from other therapies under development which may delay the enrollment in or initiation of our clinical trials.

The FDA or foreign regulatory authorities may require us to conduct unanticipated additional clinical trials, which could result in additional expense and delays in bringing our product candidates to market. Any failure or delay in completing clinical trials for our product candidates would prevent or delay the commercialization of our product candidates. We cannot assure you that our expenses related to clinical trials will lead to the development of products that will generate revenues in the near future, or ever. Delays or failure in the development and commercialization of our products could have a material adverse effect on our results of operations, liquidity, financial condition, and our growth prospects.

We may experience reductions in the levels of reimbursement for pharmaceutical products by governmental authorities, Health Maintenance Organizations (“HMOs”) or other third-party payers. Any such reductions could have a material adverse effect on our business, financial position and results of operations.

Various governmental authorities and private health insurers and other organizations, such as HMOs, provide reimbursement to consumers for the cost of certain pharmaceutical products. Demand for our products depends in part on the extent to which such reimbursement is available. In addition, third-party payers are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals, and increasingly challenge the pricing of these products, which may adversely affect the pricing of our products. Moreover, health care reform has been, and is expected to continue to be, an area of national and state focus, which could result in the adoption of measures that could adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third-party payers for our products.

Certain governments tend to impose strict price or reimbursement controls, which may adversely affect our revenue, if any.

In some countries, particularly the countries of the European Union, the pricing and/or reimbursement of prescription pharmaceuticals are subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Our approved LCM products may not achieve expected levels of market acceptance.

Even if we are able to obtain and maintain regulatory approvals for our new LCM products, the success of those products is also dependent upon market acceptance. Levels of market acceptance for our new products could be affected by several factors, including:

•	the availability of alternative products from our competitors;

•	the prices of our products relative to those of our competitors;

•	the timing of our market entry;

•	the marketing efforts invested by a partner;

•	the ability to market our products effectively at the retail level; and

•	the perception of patients and the healthcare community, including third-party payers, regarding the safety, efficacy and benefits of our drug products compared to those of competing products.

Some of these factors are not within our control, and our products may not achieve expected levels of market acceptance.

The time necessary to develop generic drugs may adversely affect whether, and the extent to which, we receive a return on our capital.

We generally begin our development activities for an API for a product expected to become generic several years in advance of the patent expiration date of the brand-name drug equivalent. The development process, including drug formulation (where applicable), testing, and FDA review and approval, often takes three or more years. This process requires that we expend considerable capital to pursue activities that do not yield an immediate or near-term return. Also, because of the significant time necessary to develop a product, the actual market for a product at the time it is available for sale may be significantly less than the originally projected market for the product. If this were to occur, our potential return on our investment in developing the product, if approved for marketing by the FDA, would be adversely affected and we may never receive a return on our investment in the product. It is also possible for the manufacturer of the brand-name product for which we are developing a generic drug to obtain approvals from the FDA to switch the brand-name drug from the prescription market to the OTC market. If this were to occur, we would be prohibited from marketing our product other than as an OTC drug, in which case revenues could be substantially less than we anticipated.

Approvals for our new generic drug products may be delayed or become more difficult to obtain if the FDA institutes changes to its approval requirements.

The FDA may institute changes to its ANDA approval requirements, which may make it more difficult or expensive for us to obtain approval for our new generic products. For instance, in July 2012, the Generic Drug User Fee Amendments of 2012 (“GDUFA”) was enacted into law. The GDUFA legislation implemented fees for new ANDAs, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDAs pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and increased inspections of drug facilities. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA not “substantially complete” until the fee is paid. It is currently uncertain the effect the new fees will have on our ANDA process and business, however, any failure by us or our suppliers to pay the fees or to comply with the other provisions of GDUFA may impact or delay our ability to file ANDAs, obtain approvals for new generic products, generate revenues and thus may have a material adverse effect on our business, results of operations and financial condition.

Some abbreviated application procedures for products, including those related to our ANDA filings, are or may also become the subject of petitions filed by brand-name drug manufacturers seeking changes from the FDA in the approval requirements for particular drugs, which can delay or make development of generic drugs more difficult. We cannot predict whether the FDA will make any changes to its abbreviated application requirements as a result of these petitions, or the effect that any changes may have on us. Any changes in FDA requirements as a result of these petitions or otherwise may similarly make it more difficult for us to file ANDAs or obtain approval of our ANDAs and generate revenues and thus could have a material adverse effect on our business, results of operations and financial condition.

We are an international business, and we are exposed to various global and local risks that could have a material adverse effect on our financial condition and results of operations.

We operate globally and develop and manufacture products in our research and manufacturing facilities in multiple countries. Consequently, we face complex legal and regulatory requirements in multiple jurisdictions, which may expose us to certain financial and other risks. International sales and operations are subject to a variety of risks, including:

•	foreign currency exchange rate fluctuations;

•	greater difficulty in staffing and managing foreign operations;

•	greater risk of uncollectible accounts;

•	longer collection cycles;

•	logistical and communications challenges;

•	potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

•	changes in labor conditions;

•	burdens and costs of compliance with a variety of foreign laws;

•	political and economic instability;

•	increases in duties and taxation;

•	foreign tax laws and potential increased costs associated with overlapping tax structures;

•	greater difficulty in protecting intellectual property;

•	the risk of third party disputes over ownership of intellectual property and infringement of third party intellectual property by our products; and

•	general economic and political conditions in these foreign markets.

International markets are also affected by economic pressure to contain reimbursement levels and healthcare costs. Profitability from international operations may be limited by risks and uncertainties related to regional economic conditions, regulatory and reimbursement approvals, competing products, infrastructure development, intellectual property rights protection and our ability to implement our overall business strategy. We expect these risks will increase as we pursue our strategy to expand operations into new geographic markets. We may not succeed in developing and implementing effective policies and strategies in each location where we conduct business. Any failure to do so may harm our business, results of operations and financial condition.

We are subject to risk as a result of our international manufacturing operations.

Because certain of our products are and will be manufactured at our facilities located in China and Germany, in addition to our facilities in Israel, our operations are subject to risk inherent in doing business internationally. Such risks include the adverse effects on operations from corruption, war, international terrorism, civil disturbances, political instability, governmental activities, deprivation of contract and property rights and currency valuation changes.

Since 1978, the Chinese government has been reforming its economic and political systems, and we expect this to continue. Although we believe that these reforms have had a positive effect on the economic development of China and have improved our ability to successfully operate our facility in China, we cannot assure you that these reforms will continue or that the Chinese government will not take actions that impair our operations or assets in China.

We might be subject to certain liabilities if we accept the approved grant applications from ILB

In May 2010, our subsidiary Mapi Pharma Germany GmbH obtained approval from ILB for a grant of €500,000 (approximately $659,000), of which it received €435,000 (approximately $564,000). This grant expired in accordance with its terms in October 2013. Mapi Pharma Germany GmbH has filed two follow-up applications with ILB, one research and development grant application and one grant application for the establishment of a cGMP production facility in Germany. These two grant applications were approved, however, as of the date of this prospectus, we have not accepted these grants or subjected ourselves to any of the conditions associated with the grants. If we and Mapi Pharma Germany GmbH decide to accept these grants, certain limitations will be imposed upon us, primarily pertaining to the recruitment of a local employee for every €250,000 (approximately $326,000) received through the grants. If we fail to comply we may be required to repay the grant funds.

Unstable economic conditions may adversely affect our industry, business, financial position and results of operations.

The global economy has recently undergone a period of significant volatility which has led to diminished credit availability, declines in consumer confidence and increases in unemployment rates. There remains caution about the stability of the U.S. economy following the global financial crisis, and we cannot assure you that a new deterioration in the financial markets will not occur. Adverse economic conditions have, in the past, and could again in the future, lead to reduced consumer spending related to healthcare in general and pharmaceutical products in particular.

In addition, we are and will be exposed to many different industries and counterparties, including our partners under our alliance and collaboration agreements, suppliers of raw chemical materials, subcontractors that are performing research and development work for us or consulting us, clinical research organizations performing clinical trials work for us, and in the future, drug wholesalers and other customers that may be affected by an unstable economic environment. Any economic instability may affect these parties’ ability to fulfill their respective contractual obligations to us or cause them to limit or place burdensome conditions upon future transactions with us, each of which could materially and adversely affect our business, results of operations and financial position.

Furthermore, the capital and credit markets have experienced extreme volatility. Disruptions in the credit markets could make it harder and more expensive for us to obtain funding at times when we need additional capital to sustain or grow our business. The availability of additional financing will depend on a variety of factors such as market conditions and the general availability of credit. Future debt financing may not be available to us when required or may not be available on acceptable terms, and as a result we may be unable to grow our business, take advantage of business opportunities, or respond to competitive pressures.

Risks related to our intellectual property

We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

Our success depends, in part, on our ability to obtain patent protection for our products, maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights. We try to protect our proprietary position by, among other things, filing U.S., European, and other patent applications related to our products, inventions and improvements that may be important to the continuing development of our products. However, we cannot assure you that:

•	any of our future processes or products will be patentable;

•	our processes or products will not infringe upon the patents of third parties; or

•
we will have the resources to defend against charges of patent infringement or other violation or misappropriation of intellectual property by third parties or to protect our own intellectual property rights against infringement, misappropriation or violation by third parties.

Because the patent position of pharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Our issued patents may not provide us with any competitive advantages, may be held invalid or unenforceable as a result of legal challenges by third parties or could be circumvented. Our competitors may also independently develop formulations, processes and technologies or products similar to ours or design around or otherwise circumvent patents issued to, or licensed by, us. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford relatively limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and the European Union. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

After the completion of development and registration of our patents, third parties may still act to manufacture and/or market products in infringement of our patent protected rights. Such manufacture and/or market of products in infringement of our patent protected rights is likely to cause us damage and lead to a reduction in the prices of our products, thereby reducing our anticipated profits.

In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our products, any patents that protect our products may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of competing products into the market and a subsequent decline in market share and profits.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patents, we generally try to protect our trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our development and/or commercialization partners, employees, contractors and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable and a court may determine that the right belongs to a third party.

Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing our products.

The development, manufacture, use, offer for sale, sale or importation of our products may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our products in the event of an infringement action.

In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement or other claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly.

If we elect to sell a generic product prior to the final resolution of outstanding patent litigation, we could be subject to liabilities for damages.

At times we may seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we may be involved in patent litigation, the outcome of which could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent we elect to proceed in such a manner, if the final court decision is adverse to us, we could be required to cease the sale of the infringing products and face substantial liability for patent infringement. These damages may be significant as they may be measured by a royalty on our sales or by the profits lost by the patent owner and not by the profits earned. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products. In the case of a willful infringer, the definition of which is not precise and depends on judicial determination, these damages may even be trebled.

Furthermore, there may be risks involved in entering into in-licensing arrangements for products, which are often conditioned upon the licensee’s sharing in the patent-related risks.

For business reasons, we will continue to examine such product opportunities (i.e., involving non-expired patents) going forward and this could result in patent litigation and adverse judicial determinations, the outcomes of which may impact our profitability.

Decreasing opportunities to obtain U.S. market exclusivity for generic versions of significant products may adversely affect our revenues and profits.

Our ability to achieve continued growth and profitability through sales of generic pharmaceuticals is dependent on our success in challenging patents, developing non-infringing products or developing products with increased complexity to provide launch opportunities with U.S. market exclusivity or limited competition. The failure to continue to develop such opportunities could adversely affect our sales and profitability.

To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we are the only company authorized to sell during the 180-day period of exclusivity in the U.S. market, as provided under the Hatch-Waxman Act, our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product. Even after the exclusivity period ends, there is often continuing benefit from being the first generic product in the market.

The number of significant new generic products for which Hatch-Waxman exclusivity is available, and the size of those product opportunities, vary significantly over time and are expected to decrease over the next several years in comparison to those available in the past. Patent challenges have become more difficult and costly in recent years. Additionally, we increasingly expect to share the 180-day exclusivity period with other generic competitors, which diminishes the commercial value of the exclusivity.

The 180-day market exclusivity period is triggered by commercial marketing of the generic product after approval or, in certain cases, can be triggered by a final court decision that is no longer subject to appeal holding the applicable patents to be invalid, unenforceable or not infringed. However, the exclusivity period can be forfeited by our failure to launch a product following such a court decision. The Hatch-Waxman Act also contains other forfeiture provisions that may deprive the first “Paragraph IV” filer of exclusivity if certain conditions are met, some of which may be outside our control. Accordingly, we may face the risk that any exclusivity period we obtain is triggered or forfeited before we are able to commercialize a product, and therefore we may not be able to exploit a given exclusivity period for one or more specific products.

Risks related to regulatory approvals

We may not be able to obtain all of the required approvals in order to sell products manufactured in our new plant in Israel to regulated markets, which may lead to significant delays in production and higher manufacturing costs

The pharmaceutical industry is subject to regulation by various governmental authorities. The FDA, European Medicines Agency and other healthcare regulators enforce strict standards with respect to the development, manufacturing, labeling, and marketing of pharmaceutical products and the facilities in which such pharmaceutical products are tested and manufactured. Our plant currently under construction in Neot Hovav, Israel must be registered with the FDA as well as regulators outside the United States, and our products manufactured in the plant must be made in a manner consistent with cGMP. Failure to comply with these requirements may lead to financial penalties, compliance expenditures, total or partial suspension of production and/or distribution, suspension of the applicable regulator’s review of a company’s submissions, enforcement actions, product recalls, injunctions and even criminal prosecution, any of which could materially and adversely affect our business, financial condition and results of operations.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research and development and manufacturing involve the use of hazardous materials and chemicals and related equipment. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures and the handling of biohazardous materials. Insurance may not provide adequate coverage against these potential liabilities and we do not maintain insurance for environmental liability claims that may be asserted against us. Moreover, additional foreign and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with such regulations and pay substantial fines or penalties if we violate any of these laws or regulations.

With respect to environmental, safety and health laws and regulations, we cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with such laws as they apply to our operations and facilities. We are also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling, and disposal activities. We will be periodically subject to environmental compliance reviews by environmental, safety, and health regulatory agencies. Environmental laws are subject to change and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws which could have a material adverse effect on our business.

Legislative or regulatory reform of the healthcare system in the United States may harm our future business.

Healthcare costs have risen significantly over the past decade. On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, the President signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law” which, among other things, requires most individuals to have health insurance, effective January 1, 2014, establishes new regulations on health plans (with the earliest changes for certain benefits beginning with plan years commencing after September 23, 2010), creates insurance exchanges (effective January 2014) and imposes new requirements and changes in reimbursement or funding for healthcare providers, device manufacturers and pharmaceutical companies (with the earliest changes effective on March 23, 2010) and other changes staged in thereafter. The Healthcare Reform Law imposes additional requirements and obligations upon our company, which, to a certain extent, will depend upon the mix of products we sell. These changes include, among other things:

•
revisions to the Medicaid rebate program by: (a) increasing the rebate percentage for branded drugs dispensed after December 31, 2009 to 23.1% of the average manufacturer price (“AMP”), with limited exceptions, (b) increasing the rebate for outpatient generic, multiple source drugs dispensed after December 31, 2009 to 13% of AMP; (c) changing the definition of AMP; and (d) extending the Medicaid rebate program effective January 1, 2011 to Medicaid managed care plans, with limited exception;

•
the imposition of annual fees upon manufacturers or importers of branded prescription drugs, which fees will be in amounts determined by the Secretary of Treasury based upon market share and other data;

•	providing a 50% discount on brand-name prescriptions filled in the Medicare Part D coverage gap beginning in 2011;

•	imposing increased penalties for the violation of fraud and abuse laws and funding for anti-fraud activities;

•
creating a new pathway for approval of biosimilar biological products and granting an exclusivity period of 12 years for branded drug manufacturers of biological products before biosimilar products can be approved for marketing in the United States; and

•	expands the definition of “covered entities” that purchase certain outpatient drugs in the 340B Drug Pricing Program of Section 340B of the Public Health Service Act.

While the aforementioned Healthcare Reform Law may increase the number of patients who have insurance coverage for our products, the Healthcare Reform Law also restructures payments to Medicare managed care plans and reduces reimbursements to many institutional customers. Accordingly, the timing on the insurance mandate, the change in the Medicaid rebate levels, the additional fees imposed upon our company if it markets branded drugs, other compliance obligations, and the reduced reimbursement levels to institutional customers may result in a loss of revenue and could adversely affect our business. In addition, the Healthcare Reform Law contemplates the promulgation of significant future regulatory action which may also further affect our business.

Risks related to our operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our business and operation may be adversely affected by political, economic and military conditions in Israel.

Our business and operation will be directly influenced by the political, economic and military conditions affecting Israel at any given time. A change in the security and political situation in Israel and in the economy could impede the raising of the funds required to finance our research and development plans and to create joint ventures with third parties and could otherwise have a material adverse effect on our business, operating results and financial condition. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there have been times since October 2000 when Israel has experienced an increase in unrest and terrorist activity. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region.

During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement, thousands of rockets were fired from Lebanon up to 50 miles into Israel. In January 2009, Israel attacked, during three weeks, Hamas strongholds in the Gaza strip, in reaction to rockets that were fired from Gaza up to 25 miles into Israel. In November 2012, Israel launched a seven-day operation against Hamas operatives in the Gaza strip in response to Palestinian groups launching over 100 rockets at Israel over a 24-hour period. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could result in damage to our facilities and likewise have a material adverse effect on our business, operating results and financial condition.

Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Similarly, Israeli corporations are limited in conducting business with entities from several countries.

Our operations may be affected by negative labor conditions in Israel.

Strikes and work-stoppages occur relatively frequently in Israel. If Israeli trade unions threaten additional strikes or work-stoppages and such strikes or work-stoppages occur, those may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner.

Our operations could be disrupted as a result of the obligation of our personnel to perform military service.

All of our executive officers and key employees of our business reside in Israel and although most of the management team is no longer required to perform reserve duty, some may be required to perform annual military reserve duty and may be called for active duty under emergency circumstances at any time. Our operations could be disrupted by the absence for a significant period of time of one or more of these officers or key employees due to military service. Any such disruption could adversely affect our business, results of operations and financial condition.

Exchange rate fluctuations between U.S. dollar, the New Israeli Shekel, Euro, and other foreign currencies, may negatively affect our future revenues.

In the future, we expect that a substantial portion of our revenues will be generated in U.S. dollars, Euros and other foreign currencies, although we currently incur a significant portion of our expenses in currencies other than U.S. dollars, and mainly in NIS. Our financial records are maintained, and will be maintained, in U.S. dollars, which is our functional currency. As a result, our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which our prospective products may be sold.

The ability of any Israeli company to pay dividends is subject to Israeli law and the amount of cash dividends payable may be subject to devaluation in the Israeli currency.

The ability of an Israeli company to pay dividends is governed by Israeli law, which provides that cash dividends may be paid only out of retained earnings as determined for statutory purposes in Israeli currency. In the event of a devaluation of the Israeli currency against the U.S. dollar, the amount in U.S. dollars available for payment of cash dividends out of prior years’ earnings will decrease.

The termination or reduction of tax and other incentives that the Israeli Government provides to domestic companies may increase the costs involved in operating a company in Israel.

The Israeli government currently provides major tax and capital investment incentives to domestic companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli Government has reduced the benefits available under these programs and the Israeli Governmental authorities have indicated that the government may in the future further reduce or eliminate the benefits of those programs. We currently take advantage of these programs. There is no assurance that such benefits and programs would continue to be available in the future to us. If such benefits and programs were terminated or further reduced, it could have an adverse effect on our business, operating results and financial condition.

The Israeli government grants that we have received require us to meet several conditions and restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.

We have received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Economy of the State of Israel (the “OCS”), for the financing of a portion of our research and development expenditures in Israel. When know-how is developed using OCS grants, the Encouragement of Industrial Research and Development Law 5744-1984 (the “R&D Law”), as well as the terms of these grants restrict our ability to manufacture particular products and transfer particular technology and know-how, which were developed as part of the OCS’s programs, outside of Israel. Transfer of know-how outside of Israel where the transferring company remains an operating Israeli entity or where the transferring company ceases to exist as an Israeli entity, requires pre-approval by the OCS, which may at its sole discretion grant such approval and impose certain conditions, including requirement of payment of a redemption fee (referred to in the law as the “Base Amount”) calculated according to the formula provided in the R&D Law which takes into account the consideration for such know-how paid to us in the transaction in which the technology is transferred. In 2012, new regulations were promulgated which establish a maximum payment of the redemption fee paid to the OCS under the formulas provided in the R&D Law and differentiates between certain situations, as further detailed in such regulations. In addition, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the OCS (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate). As a condition for obtaining approval to manufacture outside Israel, we would be required to pay increased royalties, as defined under the R&D Law. The total amount to be repaid to the OCS would be adjusted to an amount which constitutes 120% to 300% of the grants, depending on the manufacturing volume that is performed outside Israel. These restrictions may impair our ability to enter into agreements for those products or technologies without the approval of the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the R&D Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. See “Business – Government regulations – Regulations in Israel.”

Enforcing a U.S. judgment against us and our executive officers and directors, or asserting U.S. securities law claims in Israel, may be difficult.

We are incorporated in Israel. All of our executive officers and directors reside in Israel and most of our assets reside outside of the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Even if an Israeli court agrees to hear such a claim, it may determine that Israeli, and not U.S., law is applicable to the claim. Under Israeli law, if U.S. law is found to be applicable to such a claim, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would be governed by Israeli law. There is little binding case law in Israel addressing these matters. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce civil claim against us and our executive officers and directors.

Provisions of our Amended and Restated Articles of Association and Israeli law and tax considerations may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and negatively affect the price of our ordinary shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders, especially for those shareholders whose country of residence does not have a tax treaty with Israel which exempts such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We have entered into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Recent decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The government tax benefits that we currently are entitled to receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel, referred to as “Preferred Enterprises,” will entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we being to produce revenues. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 26.5% for 2014 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Preferred Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See “Taxation and government programs – Israeli tax considerations and government programs – Tax benefits under the 2011 Amendment” for additional information concerning these tax benefits.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. For example, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Risks primarily related to our ordinary shares and the offering

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares will substantially exceed the net tangible book value per share of our ordinary shares immediately after this offering. Therefore, based on an assumed public offering price of $         per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, if you purchase our ordinary shares in this offering, you will suffer, as of      , immediate dilution of $         per share, or $         if the underwriters exercise their option to purchase additional ordinary shares, in net tangible book value after giving effect to the sale of                  ordinary shares in this offering at an initial public offering price of $         per share less underwriting discounts and commissions and the estimated expenses payable by us, and the application of the net proceeds as described in “Use of proceeds”. As a result of this dilution, as of      , investors purchasing ordinary shares from us in this offering will have contributed     % of the total amount of our total gross funding to date but will own only     % of our equity. If outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution. See “Dilution.”

Our share price may be volatile, and you may lose all or part of your investment.

The initial public offering price for the ordinary shares sold in this offering will be determined by negotiation between us and the representative of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans;

•	changes in the prices of our raw materials or the products we sell;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

There has been no prior public market for our ordinary shares, and an active trading market may not develop.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The controlling share ownership position of Allegro and of Mr. Marom will limit your ability to elect the members of our board of directors and may adversely affect our share price.

As of       2014, Allegro S.à.r.l, acting on behalf of Generali Financials Holdings FCP-FIS-SUB-FUND-2 (“Allegro”), together with Mr. Marom and our other founders (the “Marom Group”), beneficially own      % of our ordinary shares. Allegro and the Marom Group have entered into an agreement pursuant to which they have agreed to vote for each other’s nominees for our board of directors. As a result of this concentration of share ownership, Allegro and the Marom Group, acting together, will have sufficient voting power to effectively elect a majority of the members of our board of directors. The interests of Allegro and the Marom Group may not always coincide with the interests of our other shareholders. This concentration of ownership may also adversely affect our share price.

As a foreign private issuer whose shares are listed on the Nasdaq Capital Market, we intend to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares will be listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of the Nasdaq Capital Market. As permitted under the Israeli Companies Law, our articles of association to be effective following the closing of this offering will provide that the quorum for any ordinary meeting of shareholders will be 25% instead of 33 1/3% of the issued share capital, as required under Nasdaq requirements. We also intend to approve the adoption of, and material changes to, equity incentive plans in accordance with the Israeli Companies Law, which does not impose a requirement of shareholder approval for such actions. We intend to follow Israeli corporate governance practices instead of Nasdaq requirements with regard to, among other things, the composition of our board of directors, compensation committee and nominating committee, compensation of officers, and director nomination procedures. In addition, we will follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection than is accorded to investors of domestic issuers. See “Management - Corporate governance practices.”

In addition, as a foreign private issuer, we will be exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission (“SEC”) as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering to expand our clinical development program, finance the completion of our manufacturing plant in Neot Hovav, Israel, continue the development and commercialization plan of our complex API products; and for general corporate purposes, including working capital requirements. For more information, see “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares are listed in the United States, we will incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the Exchange Act. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules implemented by the SEC and the Nasdaq Capital Market, and provisions of Israeli corporate law applicable to public companies. We expect that these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the closing of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Changes in the laws and regulations affecting public companies will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we also ceased to be a foreign private issuer in the future, for example, the requirement to hold stockholder advisory votes on executive and severance compensation and executive compensation disclosure requirements for U.S. companies. However, as a foreign private issuer, we would still be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are exempt from such requirement for as long as we remain an emerging growth company, which may be up to five fiscal years after the date of this offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the closing of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We believe we were a passive foreign investment company for our taxable year ended December 31, 2013, which could result in adverse U.S. federal income tax consequences to U.S. holder of our ordinary shares.

Based on the composition of our income and assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year December 31, 2013. As a result, certain adverse U.S. federal income tax consequences could apply to a U.S. shareholder including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “Taxation and Government Programs – U.S. federal income tax consequences – Passive foreign investment company consequences.”

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

After this offering, there will be         ordinary shares outstanding. Sales by us or our shareholders of a substantial number of our ordinary shares in the public market following this offering, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ordinary shares sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

Following completion of this offering, approximately      of our outstanding ordinary shares will be beneficially owned by shareholders that have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed, without the prior written consent of Aegis Capital Corp., which may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the corresponding lock-up agreements. After the expiration of the lock-up period, these shares can be resold into the public markets in accordance with the requirements of Rule 144, subject to certain volume limitations. In addition, starting eighteen months after the closing of this offering, the Marom Group and Allegro are entitled to require that we register their shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable.

In addition, we intend to file one or more registration statements on Form S-8 with the SEC covering all of the ordinary shares issuable under our 2014 Equity Incentive Plan or any other incentive plan that we may adopt, and such shares will be freely transferable, except for any shares held by “affiliates,” as such term is defined in Rule 144 under the Securities Act. The market price of our ordinary shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares into the market.

Upon the filing of the registration statements and following the expiration of the lock-up restrictions described above, the number of ordinary shares that are potentially available for sale in the open market will increase materially, which could make it harder for the value of our ordinary shares to appreciate unless there is a corresponding increase in demand for our ordinary shares. This increase in available shares could result in the value of your investment in our ordinary shares decreasing.

In addition, a sale by the company of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares.

We cannot provide assurances regarding the amount or timing of dividend payments and may decide not to pay dividends in the future.

We do not anticipate paying any cash dividends on our ordinary shares for at least the next several years following this offering. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be the investors’ sole source of gain for the next several years. In addition, Israeli law limits our ability to declare and pay dividends, and may subject us to certain Israeli taxes.

Special Note Regarding Forward-Looking Statements

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•
the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

•	our ability to commercialize our pharmaceutical products;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	our ability to complete the development of our products;

•	our ability to find suitable co-development partners;

•	our ability to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;

•	our ability to establish adequate sales, marketing and distribution channels;

•	acceptance of our products by healthcare professionals and patients;

•	the possibility that we may face third party claims of intellectual property infringement;

•
our ability to obtain or maintain regulatory approvals for our products in our target markets and the possibility of adverse regulatory or legal actions relating to our products even if regulatory approval is obtained;

•	the results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products;

•
intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•	potential product liability claims;

•	potential adverse federal, state and local government regulation, in the United States, Europe or Israel; and

•	loss or retirement of key executives and research scientists

You should review carefully the risks and uncertainties described under the heading “Risk Factors” in this prospectus for a discussion of these and other risks that relate to our business and investing in our ordinary shares. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

Use of Proceeds

We estimate that our net proceeds from this offering will be approximately $        million, or approximately $         million if the underwriters exercise in full their option to purchase additional ordinary shares, based upon an assumed initial public offering price of $      per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds we receive from this offering by $         million, assuming that the number of ordinary shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

The primary purposes of this offering are to raise additional capital, create a U.S. public market for our ordinary shares, allow potential future access to the U.S. public markets should we need more capital in the future, increase the profile and prestige of our company with existing and possible strategic partners and make our shares more valuable and attractive to our employees and potential employees for compensation purposes.

We expect to use the net proceeds from this offering as follows: (i) approximately $   million to expand our clinical development program, specifically with respect to Glatiramer Acetate Depot and Risperidone LAI, as well as other products; (ii) approximately $   million to finance the completion of our manufacturing plant in Neot Hovav, Israel; (iii) approximately $   million to continue the development and commercialization of our complex API and formulation products; and (iv) the balance of the net proceeds for general corporate purposes, including working capital requirements.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the progress, cost and results of our preclinical and clinical development programs, and whether we are able to enter into future product development partnerships and technology license arrangements. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government or to hold such proceeds as cash.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares and we anticipate that, for the foreseeable future, we will retain any future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. Our articles of association provide that dividends will be paid at the discretion of, and upon resolution by, our board of directors, subject to the provision of the Companies Law.

Capitalization

The following table sets forth our capitalization as of June 30, 2013 on:

•	an actual basis;

•
on a pro forma basis, to give effect to the termination of the Share Purchase Agreement, which includes a put option right and certain anti-dilution rights, which will occur immediately prior to the completion of this offering; and

•
on a pro forma as adjusted basis, to give further effect to the issuance of ordinary shares in this offering at the initial public offering price of $       per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with our audited consolidated financial statements and related notes as of December 31, 2012 and our unaudited condensed interim consolidated financial statements and related notes as of June 30, 2013, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2013
	Actual	Pro Forma	Pro Forma as adjusted
	(In thousands US$)
Ordinary shares of 1.00 NIS par value: ordinary shares authorized, ordinary shares issued and outstanding, actual; ordinary shares authorized, ordinary shares issued and outstanding, pro forma as adjusted(1)	6	6
Accumulated losses	(9,848)	(9,192)
Share premium and other reserves	21,572	25,486
Total Capitalization	11,730	16,300
___________

(1) On         , 2014, our shareholders approved an increase in our share capital to an aggregate of NIS       million divided into            million ordinary shares. On               , 2014, we effected a 1-for-     share forward split of our ordinary shares. The number of outstanding shares has been adjusted to reflect such share split.

The number of ordinary shares to be outstanding after this offering is based on             ordinary shares outstanding as of          and excludes          ordinary shares reserved for issuance under our 2014 Equity Incentive Plan. The number of shares issuable under the 2014 Equity Incentive Plan will be automatically increased upon the consummation of this offering to a number equal to    % of our outstanding ordinary shares following this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of share premium and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per ordinary share after this offering. Our consolidated net tangible book value as of June 30, 2013 was $     million, or $     per ordinary share. Consolidated net tangible book value per ordinary share was calculated by:

•	subtracting our consolidated liabilities from our consolidated tangible assets; and

•	dividing the difference by the number of ordinary shares outstanding.

Pro forma consolidated net tangible book value per ordinary share furthermore reflects the termination of the Share Purchase Agreement, which includes a put option right and certain anti-dilution rights, which will occur immediately prior to the completion of this offering.

After giving effect to adjustments relating to this offering, our consolidated net tangible book value on June 30, 2013 would have been approximately $     million, equivalent to $     per ordinary share. The adjustments made to determine our consolidated net tangible book value are as follows:

•	an increase in consolidated tangible assets to reflect the net proceeds of this offering received by us as described under “Use of proceeds;” and

•
the addition of the      ordinary shares offered in this prospectus, assuming an initial public offering price of $     per ordinary share (the midpoint of the range on the cover of this prospectus) to the number of ordinary shares outstanding.

The following table illustrates the immediate increase in our consolidated net tangible book value of $     per ordinary share and the immediate pro forma dilution to new investors:

Assumed initial public offering price per ordinary share	$	______
Consolidated net tangible book value per ordinary share as of June 30, 2013	$	______
Increase in consolidated net tangible book value per ordinary share attributable to the offering	$	______
Adjusted net tangible book value per share after this offering	$	______
Dilution per ordinary share to new investors	$	______
Percentage of dilution per ordinary share to new investors		______	%

A $1.00 increase (decrease) in the assumed initial public offering price of $     per ordinary share (the midpoint of the range on the cover of this prospectus) would increase (decrease) the consolidated net tangible book value attributable to this offering by $     per ordinary share, the consolidated net tangible book value after giving effect to this offering by $     per ordinary share and the dilution per ordinary share to new investors in this offering by $     , assuming that the number of ordinary shares offered remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, and assuming an initial public offering price of $___ per ordinary share (the midpoint of the range on the cover of this prospectus), the consolidated net tangible book value attributable to this offering would be $     per ordinary share, the consolidated net tangible book value after giving effect to this offering would be $     per ordinary share and the dilution per ordinary share to new investors in this offering would be $     , after deducting underwriting discounts and commissions and estimated offering expenses.

The table below summarizes, as of ________, the differences for our existing shareholders and new investors in this offering, with respect to the number of ordinary shares purchased from us, the total consideration paid and the average per ordinary share price paid before deducting fees and offering expenses.

	Shares purchased		Total consideration		Average price per share
	Number	%	Amount	%
Existing shareholders
New investors
Total

Selected Consolidated Financial and Other Data

The following table sets forth our selected consolidated financial data, which is derived from our consolidated financial statements, which have been prepared in accordance with IFRS. The selected consolidated financial statement data as of and for the years ended December 31, 2012 and 2011 is derived from our audited consolidated financial statements presented elsewhere in this prospectus. The selected consolidated financial statement data for the six months ended June 30, 2013 and 2012, and as of June 30, 2013, has been derived from our unaudited condensed interim consolidated financial statements presented elsewhere in this prospectus. In the opinion of management, these unaudited condensed interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of our financial position and operating results for these periods. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year. You should read this selected financial data in conjunction with, and it is qualified in its entirety by, reference to our historical financial information and other information provided in this prospectus including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. The historical results set forth below are not necessarily indicative of the results to be expected in future periods.

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011
	(in thousands US$ except share and per share data)		(in thousands US$ except share and per share data)
Consolidated Statements of Comprehensive Loss Data:
Income from co-development arrangements	14	189	194	-
Research and development expenses, net	(1,141)	(1,091)	(2,481)	(1,940)
General and administrative expenses	(1,009)	(998)	(1,911)	(2,020)
Financing income, net	2,054	1,433	3,374	233
Loss as reported	(82)	(473)	(845)	(3,739)
Loss attributable to holders of ordinary shares	(41)	(236)	(423)	(1,869)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	10,000	10,000	10,000	10,000
Net loss per share basic and diluted	(4.1)	(23.6)	(42.3)	(186.9)

	June 30, 2013	December 31, 2012	December 31, 2011
	(in thousands US$)	(in thousands US$)	(in thousands US$)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	3,061	4,014	2,473
Investment in trading securities	7,481	10,503	15,150
Total current assets	11,249	14,924	17,941
Total non-current assets	6,223	4,010	2,428
Total current liabilities	5,071	4,721	4,349
Total non-current liabilities	671	2,401	3,355
Shareholders’ equity	11,730	11,812	12,665

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See "“Special Note Regarding Forward-Looking Statements.”

Introduction

We are a development stage pharmaceutical company, engaged in the development of high-barrier-to-entry and high-added value generic drugs that include complex APIs, formulations and LCM products that target large markets.

We are currently developing two LCM products for the treatment of MS and neuropathic pain, a portfolio of 13 complex APIs, five of which we intend to develop formulations for, a generic version of Risperdal Consta, Johnson & Johnson’s long acting injection of Risperidone for the treatment of schizophrenia and bipolar disorder, and an NCE, a novel pentapolymer developed for treating autoimmune diseases such as MS.

We currently do not have any products approved for sale in any jurisdiction. Our operations have been funded, to date, primarily from a single round of financing completed in 2008, research and development grants we received from the OCS and grants from ILB. We have incurred operating losses each year since our inception. As of June 30, 2013, we had an accumulated deficit of $9.8 million.

The following is a description of each of our primary sources of funding, other than the offering to which this prospectus relates.

•	We completed an equity round of financing totaling approximately $30 million in 2008.

•
We obtained approvals for six grants from the OCS related to three research and development projects (Glatiramer Acetate Depot, Risperidone LAI and Entecavir, a discontinued product). We were approved for grants totaling approximately $900,000 in the aggregate. As of June 30, 2013, we have received approximately $374,000 of such grants.

•
In May 2010, our subsidiary Mapi Pharma Germany GmbH was approved by ILB for a grant of €500,000 (approximately $659,000), of which it received €435,000 (approximately $564,000). This grant expired in accordance with its terms in October 2013. Mapi Pharma Germany GmbH has filed two follow-up applications with ILB, one research and development grant application and one grant application for the establishment of a cGMP production facility in Germany. These two grant applications were approved. However, as of the date of this prospectus, we have not accepted these grants or subjected ourselves to any of the conditions associated with the grants.

As of June 30, 2013, we have not generated revenues from the sale of any product. We have generated only non-material income from research and development milestone payments by our co-development partner under the collaborative agreement related to the development and manufacture of Pregabalin ER. We expect to generate revenues starting in 2015, mainly from more significant research and development milestone payments by our co-development partner under the collaborative agreement related to the development and manufacture of Pregabalin ER and thereafter from royalty payments once our products are sold. In addition, we believe we will be able to launch our complex API and formulation products once their reference listed products go off patent, starting in 2016, and expect to launch our LCM products when we have completed development of and received regulatory approval for such products. We anticipate that we will be able to begin selling our LCM products starting in 2018.

We are currently building a development and manufacturing plant in the industrial park Neot Hovav, Israel. The plant will be an organic synthesis facility, designed for the production of APIs and intermediates. The plant is expected to be operational in the second half of 2014. As of June 30, 2013, we invested a total of $3,681,000 in the plant and related equipment out of the $15,000,000 we estimate will be required to complete construction and purchasing equipment. We expect to use $     of the net proceeds from this offering to finance the completion of construction.

Financial overview

Revenues

Our current revenues consist of research and development milestone payments received from our co-development partner under the collaborative agreement related to the development and manufacture of Pregabalin ER.

Operating expenses

Our current operating expenses consist of two components: research and development expenses and general and administrative expenses.

Research and development expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, cost of third party consultants, raw materials, costs related to conducting preclinical studies, patent costs and travel expenses.

We estimate that the costs for developing each API will be from $250,000 to $500,000. For our Glatiramer Acetate Depot and Risperidone LAI products, we expect costs to be significantly higher, and the overall expenses for each of these products until reaching clinical trials is estimated to be approximately $1.5 million to $2.0 million. We estimate that the cost to conduct clinical trials will be approximately $2 million for Risperidone LAI and approximately $30 million for the Glatiramer Acetate Depot. We intend to engage with a partner in order to conduct these clinical trials. The development costs for our Pregabalin ER, which we estimate will total approximately $    , have been partially paid and will continue to be paid by our partner pursuant to the development milestones under the collaborative agreement. For more information, see "Collaborative Agreements - Pregabalin manufacturing agreement." Part of our research and development expenses have been and, we believe will continue to be, financed by our OCS and ILB grants.

The following table shows the breakdown of our research and development expenses for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(in thousands US$)		(in thousands US$)
Salaries and related personnel expenses	533	473	987	757
Cost of materials, subcontractors and consultants	352	635	1,226	955
Patent registration	187	142	380	215
Other expenses	272	256	564	378
Total	1,344	1,506	3,157	2,305
Less related party participation	(75)	(72)	(152)	-
Less ILB and OCS participation in research and development	(128)	(343)	(524)	(365)
Total research and development expenses, net	1,141	1,091	2,481	1,940

We expect our research and development expenses to increase significantly as our current products reach more advanced and expensive stages of development and as we increase the number of products in our pipeline. We also plan to initiate several clinical trials, starting in the first quarter 2014.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related personnel expenses, professional service fees for accounting, legal, bookkeeping, facilities costs and depreciation expenses.

The following table shows the breakdown of our general and administrative expenses for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(in thousands US$)		(in thousands US$)
Salaries and related personnel expenses, including directors fee	849	852	1,516	1,542
Professional expenses	79	62	123	94
Rent, insurance and maintenance	57	37	115	118
Other expenses	24	47	157	266
Total	1,009	998	1,911	2,020

We expect that our general and administrative expenses, particularly salaries, accounting and legal fees, will increase when we become subject to U.S. public reporting requirements as a result of the associated compliance and disclosure costs.

Financing expenses and income

Financing expenses and income consist mainly of interest income on bank deposits and trading securities, change in the fair value of trading securities and foreign currencies gains or losses. In addition, financing expenses and income include the change in the fair value of an anti-dilution derivative held by our majority shareholder and exchange rate differences on our obligations related to a put option held by our majority shareholder. These rights will be terminated upon the closing of this offering.

The following table shows the breakdown of our financing income (expenses) for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(in thousands US$)		(in thousands US$)
Interest income	255	402	816	1,037
Net foreign exchange income (expenses)	170	96	(48)	251

Change in fair value of derivative in respect of anti-dilution right	1,731	468	963	292
Net change in fair value of investment in trading securities	(88)	481	1,669	(1,322)
Bank charges	(14)	(14)	(26)	(25)
Total	2,054	1,433	3,374	233

Critical accounting policies and estimates

We describe our significant accounting policies and estimates more fully in Note 2 and Note 3 to our consolidated financial statements as of and for the year ended December 31, 2012 contained elsewhere in this prospectus. We believe that the accounting policies and estimates below are critical in order to fully understand and evaluate our financial condition and results of operations.

 We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in our consolidated financial statements. Actual results may differ from these estimates.

Derivative with respect to an anti-dilution right held by our majority shareholder

We measured the fair value of the derivative associated with the anti-dilution right held by our majority shareholder using the Monte Carlo simulation. The Monte Carlo simulation yields a numerical solution that considers the various terms of the agreement, our equity value, the shareholder’s investment and the number of our shares held by the shareholder for each of the valuation dates. Measurement inputs include our equity fair value estimation less the value of the put option right embedded in the redeemable shares, expected term of the derivative, expected volatility, expected dividends and the risk-free interest rate.

The parameters used to calculate the fair values of the derivative are as follows:

	December 31,
	2012	2011
Equity value (US$ thousands) (1)	149,641	122,445
Expected term (in years) (2)	1.5	2.5
Expected volatility (3)	92.5%	91.9%
Risk-free interest rate (4)	0.04%	0.69%
Dividend yield	0%	0%

1.	Based on our equity fair value estimation using discounted cash flows methodology.

2.	Based on the period until expected fund raising (June 30, 2014 for all valuation dates).

3.	Based on the average equity volatility of drug companies.

4.	Based on zero coupon Euro treasury bonds fixed with maturity equal to expected terms.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company”, we also elected or may elect to rely on other exemptions, including without limitation, not (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the closing of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

Results of operations

Below is a summary of our results of operations for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(in thousands US$)		(in thousands US$)
Income from co-development arrangement	14	189	194	-
Research and development expenses, net	(1,141)	(1,091)	(2,481)	(1,940)
General and administrative expenses	(1,009)	(998)	(1,911)	(2,020)
Operating loss	(2,136)	(1,900)	(4,198)	(3,960)
Financing income, net	2,054	1,433	3,374	233
Loss before taxes on income	(82)	(467)	(824)	(3,727)
Taxes on income		(6)	(21)	(12)
Net loss	(82)	(473)	(845)	(3,739)
Defined employees benefit plan actuarial gains (losses)	-	-	(8)	2
Total comprehensive loss attributable to holders of ordinary shares	(82)	(473)	(853)	(3,737)

Income from co-development arrangement

During the six months ended June 30, 2013, we generated $14,000 in income upon the achievement of a research and development milestone under the collaborative agreement related to the commercialization of Pregabalin ER (for more information, see “Business – Collaborative agreements – Pregabalin manufacturing agreement”), compared to $189,000 for the six months ended June 30, 2012, which was also due to the achievement of a research and development milestone under the same agreement.

During the year ended December 31, 2012, we generated $194,000 in income upon the achievement of a research and development milestone under the Pregabalin ER collaborative agreement, compared to no such income in the year ended December 31, 2011.

Research and development expenses

Our research and development expenses amounted to $1,141,000 for the six months ended June 30, 2013, representing an increase of $50,000, or 5%, compared to $1,091,000 for the six months ended June 30, 2012. See the table set forth under “Financial overview - Operating expenses – Research and development expenses” above for a breakdown of each component of our research and development expenses during the periods.

During the six months ended June 30, 2013, we recognized $128,000 and $0 from the OCS and ILB, respectively, compared to $114,000 and $229,000 from the OCS and ILB, respectively, for the six months ended June 30, 2012. The grants received from the OCS and ILB are recognized when we are entitled to receive them.

Our research and development expenses for the year ended December 31, 2012 amounted to $2,481,000, representing an increase of $541,000, or 3%, compared to $1,940,000 for the year ended December 31, 2011. The increase was attributable primarily to the overall expansion of our research and development activity, including the development of our complex APIs and formulations, additional patent fees as we entered more advanced and costly stages of patent registration, and our receipt of less funding in the form of grants. See the table set forth under “Financial overview – Operating expenses – Research and development expenses” above for a breakdown of each component of our research and development expenses during the periods.

During the year ended December 31, 2012, we recognized $215,000 and $309,000 from the OCS and ILB, respectively, compared to $148,000 and $217,000 for the year ended December 31, 2011.

General and administrative expenses

Our general and administrative expenses totaled $1,009,000 for the six months ended June 30, 2013, representing an increase of $12,000, or 1%, compared to $998,000 for the six months ended June 30, 2012. See the table set forth under “Financial Overview – Operating expenses – General and administrative expenses” above for a breakdown of each component of our general and administrative expenses during the periods.

Our general and administrative expenses totaled $1,911,000 for the year ended December 31, 2012, a decrease of $109,000, or 6%, compared to $2,020,000 for the year ended December 31, 2011. See the table set forth under “Financial overview – Operating expenses – General and administrative expenses” above for a breakdown of each component of our general and administrative expenses during the periods.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2013 was $2,136,000, as compared to an operating loss of $1,900,000 for the six months ended June 30, 2012, an increase of $236,000, or 12%.

Our operating loss for the year ended December 31, 2012 was $4,198,000, as compared to an operating loss of $3,960,000 for the year ended December 31, 2011, an increase of $238,000, or 6%.

Financing income (expenses)

We recognized financing income of $2,054,000 for the six months ended June 30, 2013, representing an increase of $621,000 compared to financing income of $1,433,000 for the six months ended June 30, 2012. The increase in the financing income was mainly due to changes in the fair value of the anti-dilution derivative held by our majority shareholder and changes in the fair value of our investment in trading securities. See the table set forth under “Financial overview – Financing expenses and income” above for a breakdown of each component of our financing income during the periods.

 For the year ended December 31, 2012, we recognized financing income of $3,374,000, representing an increase of $3,141,000 compared to financing income of $233,000 for the year ended December 31, 2011. The increase in the financing income is mainly due to changes in the fair value of the anti-dilution derivative held by our majority shareholder and changes in the fair value of investment in trading securities. See the table set forth under “Financial overview – Financing expenses and income” above for a breakdown of each component of our financing income during the periods.

The financing income for the year ended December 31, 2012 is due to an increase in the fair value of trading securities of $1,668,000, interest income from bank deposits and securities of $816,000 and a decrease in the fair value of the anti-dilution derivative held by our majority shareholder of $524,000. The financing income for the year ended December 31, 2011 was primarily due to interest income from bank deposits and securities of $1,037,000 and a decrease in the fair value of the anti-dilution derivative held by our majority shareholder of $292,000, offset by a decrease in the fair value of trading securities of $1,322,000.

Loss

Primarily as a result of the foregoing, our loss for the six months ended June 30, 2013 was $82,000, as compared to a loss of $473,000 for the six months ended June 30, 2012, a decrease of $391,000, or 83%.

Our loss for the year ended December 31, 2012 was $845,000, as compared to $3,739,000 for the year ended December 31, 2011, a decrease of $2,894,000 or 77%. The decrease in the net loss is mainly due to the increase in financing income.

See the table set forth under “Results of operations” above for a breakdown of each component of our net loss during the periods.

Liquidity and Capital Resources

Overview

From our inception through June 30, 2013, we have funded our operations principally from a single round of financing completed in 2008 in the amount of $29,654,000, from grants received from the OCS and ILB in the aggregate amount of $1,085,000. As of June 30, 2013, we had $3,100,000 in cash and cash equivalents and an additional $7,500,000 in trading securities.

The table below shows our cash flow activities for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(in thousands US$)		(in thousands US$)
Operating activities	(1,584)	(1,248)	(2,907)	(3,267)
Investing activities	515	1,658	4,441	(1,174)
Financing activities	-	-	-	-
Net increase (decrease) in cash and cash equivalents	(1,069)	410	1,534	(4,441)

Operating Activities

Net cash used in operating activities of $1,584,000 during the six months ended June 30, 2013 was primarily used for payments of approximately $211,000 to research and development advisors and subcontractors, approximately $187,000 for patent registration costs and fees and approximately $1,123,000 for salaries, less approximately $395,000 of grants received from the OCS and ILB and interest received from our investing activities. The remaining amount was used for travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $1,248,000 during the six months ended June 30, 2012 was primarily used for payments of approximately $332,000 to research and development advisors and subcontractors, approximately $142,000 for patent registration costs and fees and approximately $1,010,000 for salaries, offset by approximately $415,000 of grants and interest received. The remaining amount was used for travel, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $2,907,000 during the year ended December 31, 2012 was primarily used for payments of approximately $1,105,000 to research and development advisors and subcontractors, approximately $380,000 for patent registration costs and fees and approximately $2,480,000 for salaries, offset by approximately $1,288,000 of grants and interest received. The remaining amount was used for travel, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $3,267,000 during the year ended December 31, 2011 was primarily used for payments of approximately $963,000 to research and development advisors and subcontractors, approximately $215,000 for patent registration costs and fees and approximately $2,274,000 for salaries, offset by approximately $1,364,000 of grants and interest received. The remaining amount was for travel, rent and other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of $515,000 and $1,658,000 during the six months ended June 30, 2013 and 2012, respectively, derived mainly from the sale of trading securities to finance operating activities in the amount of $2,934,000 and $2,073,000, respectively, less cash invested in fixed assets of approximately $2,349,000 and $412,000, respectively. Of the cash invested in fixed assets during the six months ended June 30, 2013, we invested $2,295,000, in our production plant in Neot Hovav. Of the cash invested in fixed assets during the six months ended June 30, 2012, we invested approximately $274,000 in laboratory equipment in Israel and China. The plant was granted a “Preferred Enterprise” status by the Israeli government, which entitles us to cash grants of 20% of the amount of the approved investment in the plant (which may be increased by an additional 4%). In addition, depending on the fulfillment of certain conditions, income generated from products manufactured at the plant will be entitled to a reduced tax rate of 9% (compared to a 26.5% corporate income tax rate in 2014).

Net cash provided by investing activities during the year ended December 31, 2012 was $4,441,000, compared to $1,174,000 net cash used in investing activities during the year ended December 31, 2011, derived mainly from the sale of trading securities to finance operating activities in the amount of $6,315,000 and $172,000, respectively, less cash invested in fixed assets in the amount of $1,870,000 and $1,346,000, respectively. Of the cash invested in fixed assets during 2012, $909,000 was invested in our production plant in the industrial park Neot Hovav and approximately $55,000 was invested in laboratory equipment in Germany. Of the cash invested in fixed assets during 2011, approximately $434,000 was invested in our production plant in Neot Hovav and approximately $700,000 was invested in the purchase of our laboratory and laboratory equipment in China.

Current Outlook

We have financed our operations to date primarily through proceeds from a single financing round in 2008 and grants received from the OCS and ILB. We have incurred operating losses and generated negative cash flows from operations since inception. To date, we have not generated any revenue from the sale of products.

 As of June 30, 2013, our cash, cash equivalents, short term deposits and investment in trading securities totaled $10,609,000. We believe that these resources will be adequate to meet our capital expenditure requirements and liquidity needs for the next year.

We also believe that our existing cash resources and the net proceeds from this offering will be sufficient to fund our projected cash requirements approximately through 2016. Depending on the progress of our development program and its success, we may require additional financing in the future to fund our operations.

Our future capital requirements will depend on many factors, including:

•	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	any cost that we may incur under in- and out-licensing arrangements relating to our LCM products or complex APIs and formulations that we may enter into in the future;

•	the costs and timing of obtaining regulatory approval for our drug candidates;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs of, and timing for, strengthening our manufacturing agreements for production of sufficient clinical and commercial quantities of our drug candidate; and

•	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally.

Our future capital needs may require us to raise additional capital. We may be unable to raise sufficient additional capital when we require it or upon terms favorable to us. In addition, the terms of any securities we issue in future financings may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding. If we are unable to obtain adequate funds on reasonable terms, we will need to curtail operations significantly, including possibly postponing anticipated clinical trials or entering into financing agreements with unattractive terms.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2012:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands US$)
OCS	382	-	-	-	382
Operating leases	235	159	76	-	-
Investment in Neot Hovav Plant*	306	-	306	-	-

* Because the plant was granted a “Preferred Enterprise” status by the Israeli government, if we invest NIS 30,000,000 (approximately $8,036,000), we will be entitled to receive a grant equal to 20% of our aggregate investment.

In addition, we have contractual obligations in respect to an anti-dilution right and a put option held by our majority shareholder which as at December 31, 2012 amount to $2,387,000 and $3,954,000, respectively.  These rights will be terminated upon the closing of this offering.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Accordingly, a substantial majority of our financial resources are held in deposits and securities that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets are held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. For instance, in 2012, approximately 55% of our operating expenses were denominated in NIS. Changes of 3% and 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by 2% and 3%, respectively, during 2012. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

 We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Business

Overview

We are a development stage pharmaceutical company, engaged in the development of high-barrier to entry and high-added value generic drugs that include complex APIs, formulations and LCM products that target large markets.

We are currently developing two LCM products for the treatment of multiple sclerosis (“MS”) and neuropathic pain. LCM products are new forms of marketed drugs that offer advantages over existing formulations, such as improved patient compliance and reduced side effects, and allow extended patent and regulatory exclusivity of a marketed drug due to different formulations of product components, for example through depot or extended release formulations. Our LCM products seek to add value to products that are expected to go off-patent by integrating off-patent APIs with our formulations, resulting in a new final combination that is patentable.

Our LCM portfolio focuses on big-market products, consisting of (i) Glatiramer Acetate Depot, a once-monthly injection for the treatment of MS, (ii) Pregabalin ER, extended release capsules for the treatment of neuropathic pain and epilepsy. We are developing Pregabalin ER currently only in Latin America, although further development in the U.S. and the European Union is expected to be either under the ANDA or 505(b)(2) shortened regulatory pathway, and (iii) Risperidone LAI, a depot form of Risperdal Consta, expected to be developed under the ANDA or 505(b)(2) shortened regulatory pathway.

Our current API portfolio consists of 13 complex APIs and formulations scheduled to launch between 2017 and 2028, with early pre-patent expiration quantities of registration batches to be supplied to generic pharmaceutical companies beginning in 2014.

We plan to market our complex APIs and formulations through two channels. The first will be by licensing out the APIs to pharmaceutical companies that will manufacture the formulations and commercialize them into the market. The second will be by developing the APIs and the respective formulations ourselves and ultimately selling or licensing them, in certain cases using regulatory pathways that enable a period of exclusivity and a first generic positioning. For our LCM products, we plan to seek co-development partnerships with large pharmaceutical companies and enter into co-development arrangements at the manufacturing and/or marketing stages. At present, we do not plan to develop our own sales organization, but rather to focus on business development activities, co-development and product sales partnerships.

Our intellectual property includes assigned patents, pending patent applications, trade secrets and know-how, some of which may be the subject of future patent applications. Our intellectual property is strategically focused on the following areas: (i) process and polymorph patents for FDA-approved drugs that can facilitate the early launch of certain products, and (ii) application of long-acting depot technology on “blockbuster” drugs.

We have incurred operating losses each year since our formation in 2008. We incurred net losses of $3,739,000 in 2011, $845,000 in 2012 and $82,000 during the six months ended June 30, 2013. As of June 30, 2013, our accumulated deficit was $9,848,000. Our operating losses are mostly due to expenses incurred in connection with product development. We expect to continue to incur significant expenses and increasing operating losses for at least the next two years as of the date of this prospectus.

We currently do not have any products approved for sale in any jurisdiction. Our operations have been funded, to date, primarily from a single round of financing completed in 2008, from research and development grants we received from the OCS and from grants from ILB.

 Our strategy

Our objective is to develop, in a cost-efficient manner, complex APIs, formulations and LCM products for which we believe there are high barriers to entry and which we believe have high value for customers due to the complexity of the manufacturing process and the difficulty of obtaining sufficiently pure pharmaceutical ingredients. We select products that we believe are potentially applicable to large patient markets, involve proven therapeutics and for which we believe there is and will be limited competition. As described in more detail below, we intend to obtain FDA approval through the 505(b)(2) and ANDA regulatory pathways, which are streamlined approval processes in comparison to an original New Drug Application and which permit use of certain reference-listed drug information like safety and toxicity data. For a discussion of the 505(b)(2) and the ANDA processes, see “– Government regulations.” We believe this business model mitigates the risks associated with the development of new and unproven drugs.

Our business strategy is to:

•     Complete clinical development and obtain regulatory approval for our LCM products. Our LCM portfolio aims to address large markets. Glatiramer Acetate Depot is a once-monthly injection for the treatment of MS, and our Pregabalin ER capsules treat neuropathic pain and epilepsy. We plan to initiate a Phase II clinical trial of Glatiramer Acetate Depot in RRMS patients in the first quarter of 2014. We plan to start the clinical trials in Israel or Romania. Simultaneously, we intend to start a single pivotal Phase III clinical trial of Glatiramer Acetate Depot in the third quarter of 2014 for marketing approved in the United States. We plan to initiate a pharmacokinetics trial of Pregabalin ER by the first half of 2014 for the Latin American market, and we are considering a clinical development program for the rest of the world.

•     Complete clinical development and regulatory approval for our Risperidone LAI, a generic depot form of Risperdal Consta. According to Johnson & Johnson, Risperdal Consta produced revenues of approximately $1.4 billion in 2012. We plan to commence clinical trials of Risperidone LAI in the first quarter of 2014. We believe that our depot formulation does not infringe on the patent for Risperdal Consta and we intend to launch our Risperidone LAI in 2018. In January 2014, we signed an agreement with a large pharmaceutical company to jointly develop, manufacture and commercialize Risperidone LAI.

•     Continue the development and commercialization of our complex APIs and formulations portfolio. APIs are complex due to their intricate, multiple production stages and existing patent limitations. Our know-how allows us to develop products that avoid solid form and production process patent limitations. Because they are complex to manufacture, the APIs we are developing tend to have a high barrier to entry into the market, which we believe will limit the number of competitors. Therefore, we expect the price erosion of the APIs we are developing in the off-patent stage to be less than the price erosion of non-complex APIs. Our current portfolio consists of 13 APIs scheduled to launch starting in 2017, with early pre-patent expiration quantities of registration batches of certain products to be supplied to generic pharmaceutical companies beginning in 2014. We intend to initially manufacture our APIs through our strategic partners. However, we are currently developing our own manufacturing plant in Israel, where we expect to manufacture our APIs upon completion.

•     Pursue co-development and marketing partnerships. We have entered into co-development agreements with large pharmaceutical companies in connection with the development of Pregabalin ER and Risperidone LAI, as well as a co-development and marketing agreement with a large pharmaceutical manufacturer to manufacture the formulation for certain complex generic drugs. We intend to pursue additional co-development partnerships in order to accelerate the clinical development and maximize the market potential for our APIs, as well as for Glatiramer Acetate Depot. In particular, we intend to partner with large pharmaceutical companies that possess market know-how and marketing capabilities to complete the development and commercialization of our products.

•     Complete construction of in-house manufacturing capabilities, with significant tax benefits. Our Israeli development and manufacturing plant in the industrial park Neot Hovav, Israel, is an organic synthesis facility, designed for the production of APIs and intermediates. The plant is expected to be operational in the second half of 2014. The plant is designed as a multipurpose facility with mid-size industrial production reactors of varying capacities of up to 4,000 liters. The plant’s scalable design should enable us to expand capacity with limited expenditures. The plant is expected to hold two pilot facilities for smaller scale production to support the production scale-up process and initial sales of registration quantities. The plant also qualifies as a “Preferred Enterprise” under the Investment Law, which entitles us to cash grants of 20% of the amount of the approved investment in the plant (which may be increased by an additional 4%). In addition, depending on the fulfillment of certain conditions, income generated from products manufactured at the plant will be entitled to a reduced income tax rate of (compared to a 26.5% corporate income tax rate in 2014). As of the date of this prospectus, we have received grants in the amount $322,000 but we have not utilized any beneficial tax rates under the Investment Law.

Our competitive strengths

•     Ability to develop high-barrier to entry products. We have the ability to develop high-barrier to entry pharmaceutical products, which we believe will enable us to enter the market with limited competition, thereby subjecting our products to relatively less price erosion in the off-patent stage.

•     Experienced management team. Our management team has an extensive track record in the development manufacturing and commercialization of high-barrier to entry pharmaceuticals in an efficient cost-effective manner.

o          Our chief executive officer and chairman of the Board, Mr. Ehud Marom, in his previous employment managed companies with large scale research and development operations, solved research and development problems in innovative and generic products, managed the production of both innovative and generic products, and served as member of committee to select generic products for development. He was involved in the development of several major pharmaceutical products including Gemfibrozil, Diltiazem, Copaxone, Etodolac, Simvastatin, Pravastatin, Diapep277, StemEx, Statins, Fipronil and Venlafaxine.

o          Our Head of API Development, Dr. David Leonov, in his previous employment was involved in the research and development of several major pharmaceutical products including Glatiramer Acetate, Simvastatin, Pravastatin, Lovastatine, Atrorvastatin, Ciclosporine, Alfacalcidol, Calciptriene, Doxercalciferol, Carbamazapine, Paricalcitol, Zolpidem, Mupirocin, Torseamide, Etodolac, Etoposide, Deferoxamine and Claritromycin.

o          Our Head of Formulations, Dr. Yoram Sela, in his previous employment was involved in the research and development of several major pharmaceutical products including Alfuzosin ER, Omega-3, the prescription product Lovaza, Morphine sulfate ER dosage form, Methylphenidate ER Niacin ER, Pentoxiphilline ER, Etodolac ER, Carbamazepine ER, Potassium chloride ER, Venlafaxine ER, Osmotic pumps-nifedipine/Glipizide/Oxybutinin, Suboxone-buprenorphine-naloxone, Dexmethylphenidate EF, Levodopa/carbidopa ER, Aggrenox and Oxycodone ER.

o          Our Executive Vice President, Uri Danon, in his previous employment oversaw the development of Copaxone in solution in pre-filled syringes, was the chief executive officer of a company that developed innovative cell therapy products for organ transplant and angiogenesis, AB103, was the chief executive officer of a company that is developing an innovative short peptide for infectious diseases, set to initiate single pivotal trial and was the chief executive officer of a company that is developing BC819, an innovative biologics (plasmid) for anti-cancer medical indications, set to initiate single a pivotal trial.

o          Our Vice President Research and Development, Dr. Shai Rubnov, in his previous employment was involved in the research and development of several major pharmaceutical products including Diapep277, VaxiSome and Somatoprim.

•     Advantageous LCM formulations under development. The long acting formulations used in our LCM products aim to improve patient compliance by reducing the number of required treatments and enabling direct professional oversight, which should improve the therapeutic effects of treatment. For example, benefits include a reduced chance of relapse and reduced healthcare costs to the payer. We believe our products will enable physicians to more effectively monitor the administration of the drug.

•     Patent protection for one of our major LCM products. Our patent with regard to Glatiramer Acetate Depot covers all depot formulations of Glatiramer Acetate and is expected to prevent others from making such depot formulations for Glatiramer Acetate until 2032.

•     We may be able to launch certain of our complex APIs and formulations before the brand drug goes off-patent. We have carefully selected and chosen to develop certain complex APIs and formulations that we believe we will be able to launch prior to patent expiration based on proprietary polymorphs and production processes. We have filed or intend to file process and polymorph patents for these APIs.

Overview of LCM products

LCM products are new forms of marketed drugs, which offer advantages over existing formulations, such as improved patient compliance or reduced side effects, and allow developers to extend patent and regulatory exclusivity of a marketed drug due to different formulations of product components. Our LCM products seek to add value to off-patent products by integrating the off-patent APIs with our formulations, resulting in a final combination that is patentable.

Our LCM portfolio focuses on big-market products, consisting of (i) Glatiramer Acetate Depot, a once-monthly injection for the treatment of MS and (ii) Pregabalin ER, extended release capsules for the treatment of neuropathic pain and epilepsy We are developing Glatiramer Acetate Depot under the shortened regulatory registration pathway of 505(b)(2). We are developing Risperidone LAI under the ANDA pathway. We are developing Pregabalin ER currently only in Latin America, although further development in the U.S. and the European Union is expected to be either under the ANDA or 505(b)(2) pathway. We are scheduled to commence clinical trials for these three LCM products in 2014.

Market overview for Glatiramer Acetate Depot. Worldwide sales for Glatiramer Acetate (Copaxone) reported by Teva in their annual report for the year 2012 totaled approximately $4 billion. In February 2013, Teva announced that Copaxone's U.S. market share was approximately 40% of the RRMS market, but cautioned that while the global market share of the drug had increased in relation to the currently available major therapies for MS, its status as the established RRMS market leader was threatened by intense competition from existing injectable therapies. Teva also noted the additional threats of potential generic competition to Copaxone due to its 2014 patent expiration, and competition from the rapidly developing market of oral treatments, which offer substantial convenience over injectables, particularly Novartis' Gilenya® (Fingolimod) and Biogen's Tacfidera® (dimethyl fumarate). At that time, Teva noted that the increase in global Copaxone revenue seen in 2012 compared with the previous year was primarily due to the successful take-back of marketing and distribution rights in Europe and increased sales in  rest of the world markets. On January 29, 2014, Teva announced that it received FDA approval for a Supplemental NDA for a 40mg, thrice-weekly dosage of Copaxone. Teva's 40 mg, thrice-weekly version of Copaxone has the potential to delay the anticipated erosion of  the Glatiramer Acetate market, which is expected to be brought on by possible generic competitors that are developing the once-daily dosage of Glatiramer Acetate. In addition, the efforts of Teva, the current industry leader, that are invested in a formulation with a lesser frequency of injections for Copaxone may be indicative of the shift in the RRMS market toward longer-acting depot formulations of Glatiramer Acetate. We believe that due to the strong competition in the MS market, and the possible introduction of generic competition into the market, Copaxone's market share will likely decline.

Market overview for Pregabalin (Lyrica®). Worldwide sales for Lyrica, Pfizer's Pregabalin-based drug, reported by Pfizer in their annual report for the year 2012 were $4.158 billion, representing an increase of 13% compared to sales in 2011. U.S. revenue increased by 10%, but was affected by increased generic competition. Lyrica revenue worldwide increased by 14% due to a focus on increasing neuropathic pain diagnosis and treatment, the European Union re-launch of the general anxiety disorder indication and physician education regarding neuropathic pain in Japan. As of November 2009, Pfizer was also investigating a controlled-release formulation of Pregabalin, developed for the treatment of epilepsy. In August 2012, a Phase III clinical trial of the formulation as an adjunctive therapy in partial onset epilepsy was completed. In November 2012, Pfizer announced that their controlled-release formulation failed to meet the primary endpoint of epilepsy, but had a statistically significant positive effect compared to placebo in the chronic pain indication. Pfizer announced it would wait for the results from the third and final ongoing Phase III trial in post-herpetic neuralgia patients to ascertain the potential use of Pregabalin as a once-a-day therapy. Pfizer’s basic product patent which covers the drug, expires in 2018 in the U.S. Pfizer's patent covering the use of Pregabalin in the treatment of pain, expires in 2018 in the European Union.

Glatiramer Acetate Depot, as well as our Risperidone LAI generic product, use our long-acting depot technology. Currently, the daily administration of injections is the most common delivery method of drugs that otherwise have poor bioavailability (meaning that a low quantity of the ingested dose actually reaches systemic circulation). This route triggers a rapid increase in systemic drug level followed by a rapid decline. Treatment is generally most effective when systemic drug levels are maintained within the therapeutically effective concentration range for as long as the specific treatment requires. In order to maintain such effective concentration range, frequent injections are required, which lead to patient discomfort and increased treatment burden.

Depot technology is designed to provide a maintained systemic drug level for patients over an extended period of time by a single administration of the drug. The depot drug delivery system is comprised of a biodegradable polymer that encapsulates the API and disintegrates over an extended period of time, releasing the API gradually. This method requires less frequent injections, with increased patient convenience and compliance and reduced treatment burden, leading to better efficacy and therapeutic effects.

In the last decade, depot technology has also been introduced to replace orally administered small molecules. Products such as Risperidone, Paliperidone, Olanzepine and Naltrexone, which were previously delivered orally, were converted into long acting injections administered once or twice per month, and in such form, each product attained a significant market share. Most of these drugs are central nervous system drugs, for which compliance and adherence to treatment protocols is of crucial importance to efficacy.

Our depot technology is based on combining biodegradable polymers, with or without additional excipients (additives). Our product-tailored technology provides extensive know-how and non-infringing generic solutions to the currently marketed long-acting drugs. Currently, we do not plan to apply for a patent for the depot formulation technology, as we are using non-proprietary depot technology. However, we were granted a U.S. patent with respect to Glatiramer Acetate Depot for the combination of the API and any depot formulation.

Long-acting drugs are often technologically complex, protected by formulation patents and subject to high regulatory barriers and unique development challenges and manufacturing requirements. As a result of these barriers, we believe competition from other companies developing these generic products tends to be more limited, and we expect less price erosion in the off-patent stage in the foreseeable future. We believe that providing generic long-acting drugs is an important need that has not been fully met in this niche market.

Overview of complex APIs and formulations

Our product list is comprised primarily of low to medium volume (ranging from several kilograms up to one-hundred metric tons annually) complex APIs and formulations which are difficult to develop. The complex nature of these APIs creates a high barrier to entry into the market and may minimize the number of competitors. Therefore, we expect price erosion of our APIs in the off-patent stage to be less than the price erosion of non-complex APIs. Our current portfolio consists of 13 complex APIs and five  formulations scheduled to launch between 2017 and 2028, with early pre-patent expiration quantities of registration batches to be supplied to generic pharmaceutical companies beginning in 2014. The manufacture of APIs and formulations is scheduled to commence at the facilities of future partners and is expected to shift to our plant in Israel upon its completion. We believe that utilizing in-house expertise, which we believe will be possible upon the completion of the plant, will shorten development time and reduce financial risks and other risks associated with development and operations by allowing for greater internal control over the entire development process. For certain of our APIs, we will file an ANDA containing a Paragraph IV certification, potentially providing us 180 days of first-to-file or co-exclusivity. These products are expected to be launched as a later stage of our product development, which will potentially accelerate our revenue growth. For a discussion of the ANDA process and Paragraph IV certification, see “– Government regulations – Abbreviated New Drug Application.”

Our LCM products

The table below provides a brief description of the three LCMs that we are developing:

LCM Product	Sales in 2012 (approximate figures)*	Medical indication	R&D status
Glatiramer Acetate Depot	$4 billion	RRMS	Pre-clinical development
Risperidone LAI	$1.4 billion	Schizophrenia and bipolar disorder	Pre-clinical development
Pregabalin ER	$4.2 billion	Neuropathic pain	Pre-clinical development

* Thomson Reuters CortellisTM report for the 2013 fiscal year.

Glatiramer Acetate Depot

Glatiramer Acetate is used to treat RRMS. Our Glatiramer Acetate Depot formulation allows RRMS patients currently treated with daily subcutaneous injections of Glatiramer Acetate to receive a once-monthly intramuscular injection (by a healthcare professional). Our Glatiramer Acetate Depot is intended to have the fewest periodic administrations among all currently approved parenteral treatments (treatments via a route other than the mouth) of RRMS, so as to offer the greatest convenience and lowest treatment burden of all treatment options. For example, our Glatiramer Acetate Depot formulation is intended to be administered 12 times per year, while other currently approved parenteral treatments and their administration times per year (according to the FDA's prescribing information for each product) are as follows: Copaxone - 365; Extavia® - 182; Betaseron® - 182; Rebif®  - 156; Avonex® - 52; Plegridy™ (under development) - 26.

An in-vitro release profile of Glatiramer Acetate Depot, taken from in-house studies we have conducted, demonstrated sustained drug release over a 30-day period, as noted in the graph below.

* Glatiramer Acetate Depot formulation In Vitro release test, content % of GA was determined using GPC (gel permeation chromatography). Total released (day 30) = 90.6%

We have also evaluated Glatiramer Acetate Depot in several pre-clinical animal studies and in experimental autoimmune encephalomyelitis (“EAE”) animal models, acceptable for MS, and found that our Glatiramer Acetate Depot formulation administered intramuscularly at days 0 and 1 (presented in green in the graph below) exerts a prolonged effect that is substantially similar to Glatiramer Acetate administered intramuscularly (“IM”) over a period of 14 days (presented in red in the graph below).

* EAE model in mice simulating MS conditions. MOG-induced chronic EAE in C57BL/6 female mice (n=10/group), for 15 days. Clinical scoring has been assessed on a daily basis for each mouse and the mean disease score was determined for the treatment groups compared the control group. The clinical indicates the severity of the effects of the disease (i.e., a score of 0 reflects no overt sign of disease and a score of 5 reflects moribund state).

We believe that the cost to use our Glatiramer Acetate Depot will be less than the cost of traditional Glatiramer Acetate administration due to the reduced quantity of API necessary and the number of required syringes and associated additional disposable materials otherwise required for treatment. Teva Pharmaceutical Industries Ltd.’s patent for Glatiramer Acetate (under the name Copaxone) is scheduled to expire in the U.S in approximately May 2014 (based on the FDA Orange Book). We plan to initiate a Phase II clinical trial of Glatiramer Acetate Depot in RRMS patients in the first quarter of 2014. A Phase II clinical trial generally involves approximately 100 to 300 patients to test safety and efficacy. Simultaneously, we intend to set a pre-Investigational New Drug (“pre-IND”) meeting with the FDA, followed by a single pivotal multicenter Phase III clinical trial scheduled to commence in the third quarter of 2014. The Phase II clinical trial is expected to last 30 months with results expected by 2017 that are designed to enable submission of a registration file to the FDA. A Phase III clinical trial for similar medical indications generally involves 1,000 to 3,000 patients to confirm efficacy, monitor side effects, compare against commonly used treatments and collect information that will allow safe use. On January 29, 2014, Teva announced that it received FDA approval for a Supplemental NDA for a 40 mg, thrice-weekly dosage of Copaxone. The efforts of Teva, the current industry leader, that are invested in a formulation with a lesser frequency of injections for Copaxone may be indicative of the shift in the RRMS market to toward longer-acting depot formulations of Glatiramer Acetate.

We plan to partner with a large pharmaceutical company that possesses market know-how and marketing capabilities to complete the development of Glatiramer Acetate Depot. We are actively seeking a partner for our Phase III clinical trial.

The benefits of our Glatiramer Acetate Depot product with respect to patient compliance are expected to be significant. According to a study conducted in 2010, based on the medication possession ratio, Copaxone-treated patients are currently administering the drug at a 70% compliance rate (Kleinman NL, Beren IA, Rajagopalan K, et al. “Medication adherence with disease modifying treatments for multiple sclerosis among US employees” J. Med. Econ. 2010). A study conducted in 2011 found that patients with a medication possession ratio (a measure of compliance) that was greater than 70% had significantly lower odds of a relapse than those patients whose medication possession ratios were 70% or lower (MerriKay Oleen-Burkey et al, “The relationship between alternative medication possession ratio thresholds and outcomes evidence from the use of Glatiramer Acetate”, Journal of Medical Economics, 2011). Assuming that our Glatiramer Acetate Depot, by enabling a reduction in the number of administered treatments and ensuring closer medical supervision, is able to increase administration above the 70% compliance rate, we believe that it should significantly improve overall patient health.

We believe that the benefits of our Glatiramer Acetate Depot over the generic competition, which is administered daily, will enable premium pricing, which is still expected to be lower than brand parenterals and new oral competitors. We currently expect to commercialize Glatiramer Acetate Depot by the end of 2018, after completion of our pivotal Phase III trial and filing of our 505(b)(2) NDA with the FDA.

In February 2013, we were granted a patent for depot systems comprising Glatiramer or a pharmacologically acceptable salt thereof, which is valid until August 2030.

Risperidone LAI (Long Acting Injection)

Risperdal is an anti-psychotic drug developed and launched by Janssen, a subsidiary of Johnson & Johnson. Risperdal Consta, developed by Alkermes plc, a development partner of Johnson & Johnson, is a sustained-release version of Risperdal. Risperdal Consta is a two-week long-acting depot intramuscular injectable formulation prescribed for the treatment of schizophrenia and for the maintenance treatment of bipolar disorder as an alternative to daily oral Risperidone. This depot formulation has improved patient compliance, which has reduced hospitalizations and treatment costs. Alkermes plc’s patent exclusivity over the formulation technology of Risperdal Consta expires in 2023 in the U.S. and in 2021 in the European Union.

Our development in this field is Risperidone LAI (long acting injection), a generic version of Risperdal Consta using our depot technology, which we believe we will be able to commercialize in 2018, up to five years prior to expiration of the Alkermes plc patent in the U.S. and up to three years prior to the expiration of the Alkermes plc patent in the European Union. We intend to be able to commercialize Risperidone LAI prior to the expiration of Alkermes's plc patent due to our depot formulation, which we believe does not infringe on the patent for Risperdal Consta. We are pursuing Risperidone LAI under the generic regulatory pathway. For more information, see “Government Regulations.”  We are not aware of any other ANDA application for a generic version of Risperdal Consta, and if our ANDA is accepted and approved, and our non-infringement challenge succeeds, we might receive first-to-file exclusivity for our Risperidone LAI ANDA. With or without exclusivity, we believe that the number of competitors in the time period between now and launch, and as a result, price erosion, will be minimal.

Like Risperdal Consta, Risperidone LAI will require a single injection only once every two weeks. We plan to start evaluating Risperidone LAI in a pilot human bioequivalence study in the first quarter of 2014.

Pregabalin ER capsules

Pregabalin (Lyrica), a gamma-aminobutyric acid alpha-2-delta subunit agonist, was developed and launched by Pfizer Inc. The product is prescribed for the oral management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia and spinal cord injury, as well as adjunctive therapy for adults with partial onset seizures and, in Europe, for the treatment of generalized anxiety disorder. The composition of matter patent covering the drug is held by Pfizer Inc. and Northwestern University and expires in 2018 in the United States and 2017 in Canada. This patent was divided into five Pregabalin-related divisional patents, relating to different uses of Pregabalin, and all such patents are in the joint names of Northwestern University and Pfizer Inc. Pfizer Inc. submitted a patent application covering the extended release formulation technology in 2006 (according the U.S. Patent and Trademark Office (the “U.S. PTO.”)), which, if granted, to our estimation, will expire in 2026. As of December 2013, no corresponding patent had yet been granted in any Latin American country.

Our Pregabalin extended release capsule is being co-developed with a large pharmaceutical company, primarily for the Latin American market. We expect to receive royalties from product sales in Latin America and to later pursue our rights to develop and market the product in the U.S. and China, potentially as a generic version to Pfizer Inc.’s  extended release formulation of Pregabalin, once Pfizer Inc.’s extended release product has launched and exclusivity thereof has expired. For further information, see “Collaborative agreements” below.

Our complex APIs

The table below provides a brief description of the 13 complex APIs that we are developing:

API	Medical Indication	Our Patent	Earliest date of off-patent development in the relevant territory
Deferasirox	Chronic Iron Overload
A Patent Cooperation Treaty (“PCT”) application (which allows us to simultaneously seek protection in 148 countries, including the United States) directed to processes and polymorphs was filed in January 2010.
2017 (Canada); 2019 (U.S.)
Darunavir	HIV	A PCT polymorphs application was filed in December 2009 and a PCT processes application was filed in January 2011.	2017 (U.S.)
Alogliptin Benzoate	Diabetes	A PCT polymorphs application was filed in November 2010 and a PCT processes application was filed in March 2010.	2024 (E.U.); 2028 (U.S.)
Febuxostat	Chronic hyperuricemia	A PCT application directed to processes and intermediates was filed in March 2011.	2019 (U.S.)
Tapentadol HCl	Acute pain	A PCT application directed to intermediates was filed in December 2010. This patent has been granted in the U.S. with an expiration date of December 2030.	2022 (U.S.)
Dronedarone HCl	Atrial fibrillation	None.	2019 (E.U.) 2016 (U.S.)
Lurasidone HCl	Schizophrenia	A PCT application directed to processes and intermediates was filed in June 2012.	2018 (U.S.)
Fingolimod HCl	RRMS	A PCT application directed to processes and intermediates was filed in October 2011.	2017 (Israel); 2019 (U.S., E.U., Australia)
Indacaterol Maleate	Chronic obstructive pulmonary disease	None.	2020 (Russia, China, Latin America, Turkey); 2021 (Canada); 2024 (E.U.); 2025 (U.S.)
Abiraterone Acetate	Prostate cancer	A PCT application directed to processes and intermediates was filed in July 2013.	2015 (Israel), 2016 (U.S.)
Perampanel	Epilepsy	A PCT processes application was filed in January 2013.	2021 (Canada); 2022 (U.S. and E.U.)
Dapagliflozin Propanediol	Type 2 diabetes	A PCT co-crystals application was filed in December 2013.	2020 (U.S.)
Glatiramer Acetate	RRMS	None.	2014 (U.S.)

Deferasirox

Deferasirox (Exjade®) is used to treat chronic iron overload due to blood transfusions in adult and pediatric patients over two years of age, and for the treatment of chronic iron overload in patients with non-transfusion-dependent thalassemia syndromes. Deferasirox is under development by the NDA-holder, Novartis AG, for the potential treatment of iron overload associated with hereditary hemochromatosis, a genetic disease that causes the body to absorb and store too much iron. The drug is also being tested for the potential treatment of myelodysplastic syndrome, a medical condition that involves ineffective production of blood cells.

The patent for the active ingredient in Deferasirox expires in 2017 in Canada, in 2019 in the U.S. and in 2021 in other markets. In January 2013, Novartis AG reported that a generic company had challenged the compound patent in the U.S. as part of a Paragraph IV ANDA submission. We currently do not have any further information on this challenge. Deferasirox was granted orphan drug status in March 2002 in the U.S. and Europe and in May 2005 in Australia. An orphan drug is a pharmaceutical agent that has been developed specifically to treat a rare medical condition. It is generally easier to gain marketing approval for an orphan drug, and there may be other financial incentives, such as extended exclusivity periods. The Deferasirox orphan drug exclusivity expired in late 2012.

Description of Our Program

We filed a PCT patent application in January 2010 for a process for the preparation of Deferasirox and Deferasirox polymorphs that we developed. The national stages of this application are currently under review in the U.S., the European Union and Israel. We expect to commence commercial sales of Deferasirox during 2014 in territories other than the U.S. and the European Union, where patent coverage for Deferasirox is either expired or non-existent.

Currently known processes for production of Deferasirox are technologically cumbersome, involve high temperatures and are expensive to execute. We believe that we have developed a process, however, in which no significant heating is required and in which the formation of impurities, in particular genotoxic impurities (impurities that have been demonstrated cause deleterious changes in genetic material) and corrosive and hazardous gases such as hydrogen chloride, is minimized or altogether avoided. We are currently in pilot scale production. Commercial scale production is planned for 2014.

Darunavir

Darunavir (Prezista®) is an oral HIV-1 protease inhibitor. In the U.S., Darunavir is a drug used for the treatment of HIV-1 infection. A subsidiary of Johnson & Johnson currently holds the patent for the active ingredient Darunavir, which is set to expire in November 2017, and also holds a patent in the U.S. for Darunavir ethanolate, a solvate form of Darunavir used in the marketed Prezista, which is set to expire in June 2027. We have a proprietary production process and have developed a solid state form of Darunavir that is a different form than that covered by Johnson & Johnson’s solvate form patent, which we believe may permit us to launch a generic version in the U.S. as early as 2017 when Johnson & Johnson’s U.S. compound patent expires, if approved by the FDA.

Description of Our Program

In December 2009, we filed a PCT patent application for polymorphs of Darunavir. In January 2011, we filed a patent application for the process of preparing Darunavir in the U.S. Both applications are currently under review in the U.S., the European Union and Israel. We included a Paragraph IV certification in our U.S. ANDA application to seek early launch of our generic version of Darunavir before the later Johnson & Johnson patent expires. We intend to take advantage of our development of the new solid state form by also developing a generic dossier (similar to an ANDA, outside the U.S.) or applying for generic regulatory approval rights, as applicable, for the finished product in Israel and the European Union, potentially with a marketing partner.

We are developing and intend to develop and manufacture both the API and the formulation of this product, with the aim that our production process will be fully vertically integrated, potentially increasing production efficiency and profit margins.

Alogliptin Benzoate

Alogliptin Benzoate (Nesina®; Vipidia®) is a small-molecule dipeptidyl peptidase IV (DPP IV) inhibitor used for the oral treatment of type-2 diabetes. The U.S. patent covering Alogliptin Benzoate, held by Takeda Pharmaceutical Company Limited, will expire in June 2028 and the patent in the European Union will expire in December 2024. Additionally, Takeda Pharmaceutical Company Limited has a patent covering the marketed crystal form of Alogliptin Benzoate which is set to expire in September 2026 in the European Union. Takeda Pharmaceutical Company Limited has also filed a PCT patent application claiming a process for preparing Alogliptin Benzoate and the application has thus far been granted in the U.S. with an expiration date of September 2026.

Description of Our Program

In November 2010, we filed a PCT patent application for polymorphs of Alogliptin Benzoate. In March 2010, we filed a PCT patent application for the process of the preparation of Alogliptin Benzoate. The national stages of both PCT applications are currently under review in the U.S., the European Union and Israel.

We have developed a proprietary production process, which, based on a preliminary examination report of the U.S. PTO, we believe avoids patent rights owned by Takeda Pharmaceutical Company Limited, and a proprietary polymorph that we believe will enable us to market generic Alogliptin Benzoate outside of the U.S. We believe both technologies will enable early launch of a generic version in the European Union, either as an API with a unique solid state form or as a fully integrated formulation, that we expect to launch in 2025 in the European Union and Japan and in 2028 in the U.S. Earlier sales may be possible for markets not under patent coverage such as Latin America and Russia.

Febuxostat

Febuxostat (Uloric®; Feburic®) is an oral, non-purine selective inhibitor of xanthine oxidase, which is used for the treatment of chronic hyperuricemia in gout. In Japan, the product is also used for the treatment of hyperuricemia without symptoms of gout. Teijin Ltd. is the current holder of patents pertaining to Febuxostat in various territories, including the U.S., the European Union, Canada and Japan. The exclusivity of Febuxostat’s basic patent is set to expire in March 2019 in the U.S. and Teijin Ltd.'s patent covering the marketed crystal form and the formulation comprising it is set to expire in the U.S. in March 2024.

Description of Our Program

In March 2011, we filed a PCT patent application for the process and intermediates for the preparation of Febuxostat and other substituted 2-arylthiazolecarboxylic acids. The national stage of the patent application is currently under review in the U.S., the European Union and Israel.

We have developed a proprietary production process that we believe overcomes problems associated with existing methods for making Febuxostat, including, among others, low yields, prolonged reaction times and the use of problematic reagents (substances added to bring about a chemical reaction). Some of these reagents are not commercially available or possess hazardous properties. Our production process has been demonstrated in both the lab and pilot scale facilities to be safe, cost-effective, and industrially feasible.

We have also developed a solvate form, which we believe is distinct from the form claimed in Teijin Ltd.’s patent expiring in 2024 and which we believe will allow the early launch of a formulation before this patent expires. The formulation comprising of our solvate form has been developed and can ultimately be sold by us as a drug product. We hope to locate a partner to launch this formulation.

Tapentadol

Tapentadol (Nucynta®) is an opioid pain medication used as an immediate-release (“IR”) tablet formulation for the oral treatment of moderate-to-severe acute pain. It is a schedule II controlled substance, regulated under the Controlled Substances Act, meaning it has a high potential for abuse, has a currently accepted medical use in treatment in the U.S., and abuse of the drug or other substances may lead to severe psychological or physical dependence. The product is marketed in various regions by Grünenthal Group and the Johnson & Johnson subsidiaries Janssen Pharmaceutica, Janssen Pharmaceuticals and Janssen. Grünenthal Group and Johnson & Johnson also market an extended-release Tapentadol formulation. Grünenthal Group and Johnson & Johnson currently hold the patents pertaining to Tapentadol in various territories, including the U.S., the European Union, Canada and Israel. The regulatory exclusivity granted by the FDA expired in November 2013 according to the FDA Orange Book. Johnson & Johnson has patents covering Tapentadol, which are set to expire in the U.S. in August 2022 (basic patent) and June 2025 (polymorph patent).

Description of Our Program

In December 2010, we filed a PCT patent application for new intermediate compounds obtained in our synthesis process, and the process for the preparation of Tapentadol. The national stage of this patent has been granted in the U.S. with an expiration date of December 2030. The national stage applications are under review in the European Union and Israel.

Several processes have been patented by various companies for Tapentadol. However, all of these involve sophisticated reaction conditions and separation techniques which we believe make them commercially less viable than our process. Their main disadvantage is their use of complex separation and expensive reagents, which require special equipment, extra dry solvents, inert atmosphere and other safety measures.

We believe that our proprietary API production process, using our innovative chemical technology and as pursued in our patent application noted above, overcomes these problems and significantly reduces the process complexity and cost to make this API. In addition, the API is not listed in the Israeli Ministry of Health’s narcotic list, which makes it easier to handle and commercialize in Israel than in the U.S., where it is regulated as a controlled substance.

Dronedarone

Dronedarone (Multaq®) is a calcium, potassium and sodium channel blocker with anti-adrenergic properties developed by Sanofi-Aventis. The product is approved for use in reducing the risk of cardiovascular hospitalization in patients with paroxysmal or persistent atrial fibrillation or atrial flutter, who have had a recent episode, associated cardiovascular risk factors, and are in sinus rhythm or will be cardioverted. In the European Union, Dronedarone is used in clinically stable adult patients with a history of, or with current non-permanent, atrial fibrillation to prevent recurrence or to lower ventricular rate.

The initial patents for Dronedarone expired in the European Union and Japan in 2011. In the U.S., the patent was due to expire in July 2013 and was extended to July 2016. The drug is protected by later filed formulation patents in the U.S. and the European Union until June 2018 and June 2023, respectively. Regulatory exclusivity expires in July 2014 in the U.S. and November 2019 in the European Union.

Description of Our Program

We have developed a process, which we evaluated at lab and pilot production scale, that we believe avoids granted process patents for this product and is industrially feasible with a low cost of goods. We have also developed a formulation that, we believe, based on internal studies conducted with our advisors, avoids patent limitations imposed by Sanofi-Aventis’s patent that expires in 2018, enabling potential product launch as early as 2016. We believe that our API production process will reduce the process complexity and cost to make this API. We intend to sell the API with a support technical package for the formulation as well as know-how that we have developed, which we believe will make it easier for a partner to register the product.

Lurasidone

Lurasidone (Latuda®) is a product developed by Dainippon Sumitomo Pharma Company Ltd. (formerly Sumitomo) (“Dainippon”) which is prescribed for the treatment of schizophrenia and bipolar I disorder. In February 2011, Lurasidone was launched for schizophrenia in the U.S. by Dainippon’s U.S. subsidiary, Sunovion Pharmaceuticals Inc. In June 2013, Lurasidone was approved in the U.S. for treatment of bipolar I disorder. The drug was approved in Switzerland in August 2013 for the treatment of schizophrenia. As of November 2013, the filing was still under review in the European Union. Development is also ongoing for other psychiatric indications, including major depressive disorder and autism which, if completed, are expected to significantly increase Lurasidone’s market share.

Sunovion Pharmaceuticals Inc. has clinical data exclusivity over Lurasidone, which expires in October 2015. The patent that covers the product component is set to expire in July 2018.

Description of Our Program

In June 2012, we filed a PCT patent application for intermediate compounds and a process for the preparation of Lurasidone. The application is awaiting review in the U.S., the European Union and Israel. In order to avoid Dainippon’s patent limitations imposed on Lurasidone, we have developed and claimed a proprietary, cost-effective production process. In addition, we have developed know-how for manufacturing the key starting materials required for the production of Lurasidone, which we believe will enable a full vertical integration and major reduction in cost of goods of the product. Upon expiration of the patent exclusivity in July 2018, we intend to sell the API without developing a formulation at this stage.

Fingolimod

Fingolimod (Gilenia®; Gilenya; Imusera®) is a synthetic derivative of myriocin that facilitates lymphocyte homing developed and launched by Novartis AG and Mitsubishi Tanabe Pharma. The product is prescribed for the first-line treatment of relapsing forms of MS to reduce the frequency of clinical exacerbations and delay the accumulation of physical disability. Fingolimod is also being developed for the potential treatment of chronic inflammatory demyelinating polyneuropathy, optic neuritis and uveitis.

Fingolimod is protected by a family of patents, the earliest of which expires in February 2019 and relates to the Fingolimod itself. Patent protection for the commercial formulation of Fingolimod is set to expire in most major markets, including the European Union and Japan, in 2024 and in the U.S. in 2026. In October 2013, a further patent application for the commercial formulation was granted in the U.S. (due to expire in 2028). In Europe, Novartis AG also has regulatory exclusivity for the data generated for Fingolimod approval until 2021, with a possible one-year extension.

Description of Our Program

In October 2011, we filed a PCT patent application for intermediate compounds and a process for the preparation of Fingolimod. The national stage of this application is pending and awaiting review in the U.S., the European Union and Israel.

We intend to complete our development of Fingolimod API during the first quarter of 2014, producing the key starting material at our China facility and the final API at a sub-contractor facility in India.

Additionally, we plan to develop a formulation for this product at a sub-contracted facility in Israel, where the product’s exclusivity is the first to expire worldwide in April 2017. We intend to market the product in Israel in other territories outside the U.S. and European Union starting in 2017, and in 2019 and onwards in the regulated markets, e.g., the U.S., the European Union and Australia, following expiration of limiting patents and exclusivities.

Indacaterol Maleate

Indacaterol Maleate (Onbrez® Breezhaler®; Arcapta® Neohaler®) is a long-acting beta-2 agonist (LABA) and bronchodilator developed and launched by Novartis AG, currently delivered with an inhaler. The product is prescribed for maintenance bronchodilator treatment of airflow obstruction in adults with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and/or emphysema. Patent protection for Indacaterol Maleate is expected to expire in 2025 in the U.S. (including patent term extension), 2024 in the European Union (including extensions) and in 2020 in other markets.

Description of Our Program

We are developing Indacaterol as a fully vertically integrated API, with key starting materials manufactured at our China facility. The API production is planned to be conducted at our new plant in Israel. We have developed know-how and trade secrets to manufacture this API and its starting materials. We believe this approach will significantly lower costs and enable our Indacterol Maleate to have a competitive market position. In addition, due to the low commercial volume (worldwide forecasted quantity below 100Kg), the number of generic API developers is expected to be low. Indacaterol Maleate is a highly complex API with significant process hurdles (such as high-level impurities that require removal during processing, chiral purity to isolate one isomer from the rest and multiple production steps). We intend to sell the API to a partner with expertise in generic inhalation dosage forms, starting by 2020 when the patents described above begin to expire.

Abiraterone Acetate

Abiraterone Acetate (Zytiga®) is an oral selective inhibitor of 17 alpha-hydroxylase available in a tablet formulation developed and launched by Johnson & Johnson under license from BTG. The product is prescribed for treatment of prostate cancer in men who have received prior chemotherapy containing docetaxel.

Abiraterone Acetate has regulatory exclusivity in the U.S. that expires in April 2016. The U.S. patent covering Abiraterone Acetate is set to expire in February 2014 and in the European Union the relevant patent is expected to expire in March 2018 (following patent extension). BTG also has patents that cover processes for production of Abiraterone Acetate and its intermediates.

Description of Our Program

We are developing Abiraterone Acetate as a fully integrated product, with its key starting material to be manufactured at our China facility or another sub-contracted site. We believe that the vertical integration of the starting material would serve as a major cost saving factor.

In July 2013, we filed a PCT patent application for intermediate compounds and a process for the preparation of Abiraterone Acetate, which is comprised of innovative routes of synthesis and purification and in our view, avoids the BTG process patents.

In addition, we intend to complete the development of a generic version of Abiraterone Acetate, manufactured in Israel for the Israeli, U.S. and European Union markets. The generic product dossier is expected to be ready for submission during 2015 for the Israeli market and during the second quarter of 2016 for the U.S. market.

Perampanel

Perampanel (Fycompa®) is a selective AMPA-type glutamate receptor antagonist used for the oral treatment of epilepsy. The drug is prescribed in Europe and the U.S. as an adjunctive treatment of partial-onset seizures, with or without secondarily generalized seizures, in individuals with epilepsy aged 12 years and older. Perampanel was first claimed in a patent granted to Eisai Co. Ltd. (“Eisai”), which enjoys protection in the European Union, Canada and Japan until June 2021 and in the U.S. until April 2022. Several further related patents are also assigned to Eisai claiming acid salts, and amorphous and crystalline forms of Perampanel. These patents are expected to expire in April 2027 and December 2026, respectively, and are currently not listed in the FDA’s Orange Book.

Description of Our Program

In January 2013, we filed a PCT patent application for polymorphs of Perampanel. The proprietary limitations on the polymorphs of Perampanel provide us with the opportunity to prepare for a launch of the generic product as early as 2021 in Canada and the following year in the U.S. and European Union. Our Perampanel crystal form might enable us to submit our generic product through the Paragraph IV regulatory pathway and possibly pursue a first-to-file right in the U.S. if our testing is complete and our ANDA is filed to obtain this exclusivity. In addition, we intend to launch our generic product in the European Union once marketing exclusivity expires in May 2022.

Dapagliflozin Propanediol

Dapagliflozin Propanediol (Forxiga®; Appebb®; Edistride®; Empliciti®) is an orally active sodium glucose cotransporter type 2 inhibitor developed and launched by Bristol-Myers Squibb Company (“BMS”) and AstraZeneca PLC. The product is prescribed in Europe and the U.S. for the once-daily treatment of type 2 diabetes, in combination with other glucose-lowering medicinal products, including insulin, or as a monotherapy in metformin-intolerant patients.

BMS’s composition of matter patent coverage for Dapagliflozin expires in the U.S. in October 2020. The patent expires in May 2023 in the European Union. Additionally, BMS has a patent covering the Propanediol solvate forms, which expires in June 2026 in the U.S.

Description of Our Program

The proprietary limitations on the polymorph of Dapagliflozin provide us with the opportunity to prepare for a launch of the generic product upon the expiration of the patent in the U.S. in 2020. In December 2013, we filed a PCT patent application for co-crystals of Dapagliflozin. We expect that our Dapagliflozin co-crystal form will enable us to submit a generic product through the Paragraph IV regulatory pathway and could enable us to enjoy first-to-file exclusivity in the U.S. if our testing is complete and our ANDA is filed and successfully approved so as to obtain this exclusivity. In addition, we intend to launch our generic product in the European Union once marketing exclusivity expires in November 2022.

Glatiramer Acetate

Glatiramer Acetate (Copaxone) is a product which serves as a decoy for myelin, drawing autoreactive T cells away from nerve cells prescribed for reduction of the frequency of relapses in patients with RRMS, including patients who have experienced a first clinical episode and have MRI features consistent with MS, developed and launched by Teva Pharmaceuticals Ltd. Teva Pharmaceuticals Ltd.’s patent relating to Glatiramer Acetate is expected to expire in May 2014 in the U.S. We are aware of three companies that have submitted ANDAs for the generic form of Glatiramer Acetate, namely Mylan Inc./Natco Pharma Ltd., Sandoz B.V./Momenta Pharmaceuticals, Inc. and Synthon Biopharmaceuticals. As of December 2013, all applications are pending approval from the FDA.

Description of Our Program

We have developed know how and trade secrets to manufacture the Glatiramer Acetate and, pending the release of guidelines from the FDA on generic requirements, we intend to manufacture this API at our plant in Israel, and potentially as a generic formulation.

New Chemical Entity

We are developing an new chemical entity which is a novel pentapolymer for treating autoimmune diseases such as MS. The product is in pre-clinical studies and we plan to invest approximately $200,000 in its development throughout the next two years. Preliminary studies have shown that the therapeutic efficacy for treatment of MS by this novel pentapolymer may be superior to that of Glatiramer Acetate.

Collaborative agreements

Pregabalin manufacturing agreement

In January 2012, we reached an agreement with a major international pharmaceutical manufacturer to jointly develop and manufacture Pregabalin ER in dosages of 150mg and 300mg, with a current term expiring in January 2016. Our partner will obtain regulatory approval required in its territory of Latin America, and we will be responsible for obtaining regulatory approval for our territory, which consists of the U.S. and China. The parties will split all industrial and other intellectual property rights outside of each party’s territory. As of the date of this prospectus, the expected schedule of the product development and identification of a manufacturing site has not yet been determined.

          As of June 30, 2013, we received €150,000 (approximately $194,000) from our partner after satisfactory results of preliminary development milestones and we currently expect to receive an additio nal €100,000 (approximately $130,000) after satisfactory results of stability and bio-equivalence tests sufficient to submit a generic drug application to the governmental drug regulatory authorities. Our partner has also undertaken to pay us 5% royalties of their net sales for the first five years following commercialization of the products in our partner’s territory and 3% from the sixth year through the tenth year.

Risperidone LAI manufacturing agreement

In January 2014, we entered into a manufacture and commercialization agreement for Risperidone LAI and the Risperidone slow release tablet with a major Chinese pharmaceutical manufacturer. The established milestones in the agreement require our partner to complete the pertinent studies and provide a prepared dossier of the product to be submitted to the China Food and Drug Administration within 24 months of the commencement of the agreement, which may be extended upon events set forth in the agreement up to a maximum of 36 months. Upon launch, our partner will be required to pay us a semi-annual royalty payment equal to the greater of 5% of our partner’s net sales of the products or 35% of its net profit from the sales of the products for each semi-annual period. After five years, the semi-annual royalty payments will be reduced to the greater of 3% of our partner's net sales or 30% of its net profit. The agreement is set to expire on the eighth anniversary of the commencement of sales of the products by our partner, unless extended by the parties.

Other co-development agreements

We plan to pursue co-development partnerships in order to accelerate the clinical development and maximize the market potential for some of our APIs, Glatiramer Acetate Depot and Risperidone LAI. We hope to further partner with large pharmaceutical companies that possess market know-how and marketing capabilities for marketing purposes with respect to Glatiramer Acetate Depot and Risperidone LAI.

Generics manufacturing agreement

In June 2011, we entered into an agreement for co-development and marketing of certain complex generic products with a large pharmaceutical manufacturer to manufacture the formulation products. We intend to provide the preliminary development plan for the products and the manufacturer will carry out the remaining development work with our assistance. Our partner will have the right to manufacture and sell the products in the territory of China, and we will have the right to manufacture and sell the products in any territory other than China. Each party will transfer to the other party 50% of the gross profit generated from the sales in its respective territories.

Research and development

We have three fully operational research and development facilities for complex APIs and formulations with headquarters in Israel and laboratories in Nanjing, China and Luckenwalde, Germany. Our current patent portfolio contains about 20 patent applications for complex APIs, formulations, polymorphs, and routes of synthesis, many of which were submitted during the 12 months prior to the completion of this offering.

Competition

The pharmaceutical industry is highly competitive and is affected by new technologies, new developments, government regulations, health care legislation, availability of financing, and other factors. Many of our competitors have longer operating histories and substantially greater financial, research and development, marketing, and other resources than we have. We compete with numerous other companies that currently operate, or intend to operate, in the pharmaceutical industry, including companies that are engaged in the development of controlled-release drug delivery technologies and products, and other manufacturers that may decide to undertake development of such products. We view our principal competitors in the generic pharmaceutical products and LCM markets as Teva Pharmaceutical Industries Ltd., Impax Laboratories, Inc., Alkermes Plc., Momenta Pharmaceuticals, Inc., and Andrx Corporation, a private U.S. company. Due to their size, in general our competitors may have significant advantages over us. For a discussion of some of these advantages and the competitive risks we face, see “Risk Factors – We face intense competition from both brand-name and generic manufacturers for our complex APIs, formulations and LCM products.”

We anticipate current injectable treatments commonly used to treat MS, including Copaxone, which is the Glatiramer Acetate brand product, to experience competition from a number of novel drug products, including oral therapies. These novel drugs may offer patients a more convenient form of administration than Copaxone and may provide increased efficacy. In addition, Teva Pharmaceutical Industries Ltd. has received for FDA approval for a Supplemental NDA for a 40mg, thrice-weekly dosage of Copaxone. Teva's thrice-weekly dosage of Copaxone has the potential to delay the anticipated erosion of the Glatiramer Acetate market, which is expected to be brought on by possible generic competitors that are developing the once-daily dosage of Glatiramer Acetate. In addition, the efforts of Teva, the current industry leader, that are invested in a formulation with a lesser frequency of injections for Copaxone may be indicative of the shift in the RRMS market toward longer-acting depot formulations of Glatiramer Acetate.

If the market for the reference brand product is impacted, we in turn may lose significant market share or market potential for our APIs or LCM product candidates, and the value for our APIs or LCM products pipeline could be negatively impacted. As a result, our business, including our financial results and our ability to fund future discovery and development programs, would suffer.

Due to our focus on relatively hard to replicate controlled-release products, our competition in the generic pharmaceutical market is expected to be limited to those competitors who possess appropriate drug delivery technology or partner with those who have it. We believe the principal competitive factors in the generic pharmaceutical market are:

•	the ability to introduce generic versions of products promptly after a patent expires;

•	price;

•	product quality;

•	customer service (including maintenance of inventories for timely delivery); and

•	the ability to identify and market niche products.

Properties

Our Israeli development and manufacturing plant in Neot Hovav, Israel will be an organic synthesis facility, designed for the production of APIs and intermediates. The plant is expected to be operational in the second half of 2014. The plant is designed as a multipurpose facility with mid-size industrial production reactors of varying capacities of up to 4,000 liters. The plant’s scalable design should enable us to expand capacity with limited expenditure. The plant is expected to hold two pilot facilities for smaller scale production to support the production scale-up process and initial sales of registration quantities. The manufacturing operations in the plant are subject to regulatory inspections and approvals. We leased the land on which the plant is built for 49 years in accordance with a development agreement with Israel Land Authority, dated September 13, 2012. Due to the nature of this long term lease, we have made a single payment in the amount of NIS 428,000 (approximately $106,000) which is based on the current property valuation. Such payment may need to be supplemented, in accordance with the agreement, subject to the appreciation of the property value. The plant also qualifies as a “Preferred Enterprise” under the Investment Law, which entitles us to cash grants of 20% of the amount of the approved investment in the plant (which may be increased by an additional 4%). In addition, depending on the fulfillment of certain conditions, income generated from products manufactured at the plant will be entitled to a reduced tax rate of 9% (compared to a 26.5% corporate income tax rate in 2014). As of June 30, 2013, we invested a total of $3,681,000 in the plant and related equipment out of the $15,000,000 we estimate will be required to complete construction and purchasing equipment. We expect to use $     of the net proceeds from this offering to finance the completion of construction.

Our manufacturing facilities are located on the following properties:

Properties	Location	Owned/Leased	Purpose	Size
Israel research and development facility	Ness Ziona, Israel	Leased	Headquarters, multipurpose research and development	600 square meters
Israeli development and manufacturing plant, currently under construction	Neot Hovav, Israel	Leased	Manufacture of complex APIs.	Approximately 12,000 square meters
China research and development facility	Nanjing, China	Owned	Asian development and production center, developing intermediates for our production sites and other global development centers.	1,400 square meters
Germany research and development facility	Luckenwalde, Germany	Leased	Development of finished oral dosage forms and complex generics.	150 square meters

Government regulations

Our operations are subject to many governmental regulations. We are required to receive regulatory approvals to conduct clinical trials and upon completion of such clinical trials, submit further regulatory applications. Once we have received the requisite approvals, we may then manufacture and market the respective product. The marketing of each product is conditioned upon obtaining the consent of health authorities in each of the countries in which it will be marketed, including the FDA, the European Agency for the Evaluation of Medicinal Products and the China Food and Drug Administration. In order to market our products outside of the U.S., we have to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in countries outside of the U.S. might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed below regarding FDA approval as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others.

The manufacturing and distribution of pharmaceutical products are subject to extensive regulation by the federal government, primarily through the FDA and sometimes additionally the Drug Enforcement Administration (“DEA”), and to a lesser extent by state and local governments. The Food, Drug, and Cosmetic Act, Controlled Substances Act and other federal statutes and regulations govern or influence the manufacture, labeling, testing, storage, record keeping, approval, advertising and promotion of our products. Facilities used in the manufacture, packaging, labeling and repackaging of pharmaceutical products must be registered with the FDA and are subject to compliance with cGMP and FDA inspection to ensure that drug products are manufactured in accordance with cGMP. Noncompliance with applicable requirements can, e.g., result in product recalls, seizure of products, injunctions, suspension of production, refusal of the government to enter into supply contracts or to approve drug applications or delays in entering such contacts or granting such approvals, civil penalties and criminal fines, and disgorgement of profits.

FDA approval is required before any “new drug” may be marketed, including new formulations, strengths, dosage forms, and generic versions, of previously approved drugs. Generally, the following two types of applications are used to obtain FDA approval of a “new drug.”

New Drug Application (“NDA”)

For a drug product containing an active ingredient not previously approved by the FDA, a prospective manufacturer must submit a complete application containing the results of clinical studies supporting the drug product’s safety and efficacy. A shorter form of an NDA under the FDA’s 505(b)(2) regulatory pathway is also required for a drug with a previously approved active ingredient if the drug will be modified in some way, e.g., used to treat an indication for which the drug was not previously approved or if the dosage form, strength or method of delivery is changed. The process required by the FDA before a pharmaceutical product may be approved for marketing in the U.S. generally involves the steps listed below, which could take from approximately three to more than ten years to complete.

•	Laboratory and clinical tests;

•	Submission of an Investigational New Drug (“IND”) application, which must become effective before clinical studies may begin;

•	Adequate and well-controlled human clinical studies to establish the safety and efficacy of the proposed product for its intended use;

•
Submission of an NDA containing the results of the preclinical tests and clinical studies establishing the safety and efficacy of the proposed product for its intended use, as well as extensive data addressing such matters such as manufacturing and quality assurance;

•	Scale-up to commercial manufacturing; and

•	FDA approval of an NDA.

As noted above, the submission of an NDA is no guarantee that the FDA will find it complete and accept it for filing. The FDA reviews all NDAs submitted before it accepts them for filing. It may refuse to file the application and instead request additional information, in which case, the application is delayed and must be resubmitted with the supplemental information. After the application is deemed filed by the FDA, FDA staff will review an NDA to determine, among other things, whether a product is safe and efficacious for its intended use.

If, after reviewing the NDA, the FDA determines that the application cannot be approved in its current form, the FDA sends the NDA applicant a Complete Response Letter identifying all outstanding deficiencies that preclude final approval. The FDA then halts its review until the applicant resubmits the NDA with new information designed to address the deficiencies. An applicant receiving a Complete Response Letter may resubmit the application with data and information addressing the FDA’s concerns or requirements, withdraw the application without prejudice to a subsequent submission of a related application or request a hearing on whether there are grounds for denying approval of the application. If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, among other limits, which could restrict the commercial value of the product. In addition, the FDA may require an applicant to conduct Phase IV testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require complex and costly surveillance programs to monitor the safety of approved products which have been commercialized. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety or efficacy questions are raised after the product reaches the market. The agency may also impose requirements that the NDA holder conduct new studies, make labeling changes, implement Risk Evaluation and Mitigation Strategies, and take other corrective measures.

Abbreviated New Drug Application

For a generic version of an approved drug — a drug product that contains the same active ingredient as a drug previously approved by the FDA and is in the same dosage form and strength, utilizes the same method of delivery and will be used to treat one or more of the same indications as the approved product — the FDA requires only an ANDA that ordinarily need not include clinical studies demonstrating safety and efficacy. An ANDA typically requires only data demonstrating that the generic formulation is bioequivalent to the previously approved “reference listed drug,” indicating that the rate of absorption and levels of concentration of the generic drug in the body do not show a significant difference from those of the reference listed drug. In July 2012, the Generic Drug User Fee Amendments Act of 2012 was enacted into law. The GDUFA legislation implemented fees for new ANDA applications, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDA applications pending approval as of October 1, 2012. In return, the program is intended to provide faster and more predictable ANDA reviews by the FDA and increased inspections of drug facilities. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA application not “substantially complete” until the fee is paid.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the “Hatch-Waxman Act”, which established the procedures for obtaining approval of generic drugs in the U.S., an ANDA filer must make certain patent certifications that can result in significant delays in obtaining FDA approval. If the applicant intends to challenge the validity or enforceability of an existing patent covering the reference listed drug or asserts that its proposed drug does not infringe such patent, the applicant files a so called “Paragraph IV” certification with the FDA and is required to properly notify the patent holder that it has done so, explaining the basis for its belief that each such certified patent is not infringed, or is invalid or unenforceable. If the patent holder initiates a patent infringement suit within 45 days after receipt of the Paragraph IV Certification, the FDA is automatically prevented from approving an ANDA until the earlier of 30 months after the date the Paragraph IV litigation is initiated by the patent holder, expiration of the patents involved in the certification, or when the infringement case is decided in the ANDA applicant’s favor. In addition, the first company to file an ANDA for a given drug containing a Paragraph IV certification can be awarded 180 days of market exclusivity following approval of its ANDA, during which the FDA may not approve any other ANDAs for that drug product. Co-exclusivity among multiple ANDA applicants is becoming more common, and in such cases these co-filers who file their ANDA on the same day and who each are ultimately approved will share the 180 days of market exclusivity.

During any period in which the FDA is required to withhold its approval of an ANDA due to a statutorily imposed non-approval period, the FDA may grant tentative approval to an applicant’s ANDA. A tentative approval reflects the FDA’s preliminary determination that a generic product satisfies the substantive requirements for approval, subject to the expiration of all statutorily imposed non-approval periods. This can include expiration of brand company patents that are listed in the Orange Book but not certified against under Paragraph IV in the ANDA. A tentative approval does not allow the applicant to market the generic drug product.

The Hatch-Waxman Act contains additional provisions that can delay the launch of generic products. A five year marketing exclusivity period is provided for new chemical compounds, and a three year marketing exclusivity period is provided for approved NDAs, such as under the 505(b)(2) regulatory pathway, containing new clinical investigations essential to an approval, such as a new indication for use, or new delivery technologies, or new dosage forms. The three year marketing exclusivity period applies to, among other things, the development of a novel drug delivery system, as well as a new use. In addition, companies can obtain six additional months of exclusivity if they perform pediatric studies of a reference listed drug product. The marketing exclusivity provisions apply to both patented and non-patented drug products. The Act also provides for patent term extensions to compensate for patent protection lost due to time taken in conducting FDA required clinical studies and during FDA review of NDAs before a commercial product can be marketed.

The Generic Drug Enforcement Act of 1992 establishes penalties for wrongdoing in connection with the development or submission of an ANDA. In general, the FDA is authorized to temporarily bar companies, or temporarily or permanently bar individuals, from submitting or assisting in the submission of an ANDA, and to temporarily deny approval and suspend applications to market generic drugs under certain circumstances. In addition to debarment, the FDA has numerous discretionary disciplinary powers, including the authority to withdraw approval of an ANDA or to approve an ANDA under certain circumstances and to suspend the distribution of all drugs approved or developed in connection with certain wrongful conduct. The FDA may also withdraw product approval or take other correct measures if ongoing regulatory requirements are not met or if safety or efficacy questions are raised after the product reaches the market.

U.S. Food and Drug Administration

We must obtain the approval of the FDA to market any drugs developed in the U.S., as well as adhere to other U.S. and state regulations. If we seek to market new drugs, we will be required to file a new drug application and obtain FDA approval. FDA regulations govern the following activities that we may perform, or have performed on our behalf, to ensure that any drugs that we develop are safe and effective for their intended uses:

•	pre-clinical (animal) testing including toxicology studies;

•	submission of an IND;

•	human testing in clinical trials, Phases I, II and III;

•	recordkeeping and retention;

•	pre-marketing review through submission of an NDA;

•	drug labeling and manufacturing, the latter of which must comply with current good manufacturing practice regulations;

•	drug marketing, sales and distribution; and

•	post-marketing study commitments (Phase IV), post-marketing surveillance, complaint handling, reporting of deaths or serious injuries and repair or recall of drugs.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	disqualification of clinical investigator and/or sponsor from current and future studies;

•	clinical hold on clinical trials;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to approve an NDA;

•	post-marketing withdrawal of approval; and

•	criminal prosecution.

The FDA’s pre-clinical and IND requirements

The first step to obtaining FDA approval of a new drug involves development, purification and pre-clinical testing of a pharmaceutically active agent in laboratory animals. Once sufficient pre-clinical data has been collected to demonstrate that the drug is reasonably safe for initial use in humans, an IND can be prepared and submitted to the FDA for review. In the IND review process, FDA physicians and scientists evaluate the proposed clinical trial protocol, chemistry and manufacturing control, pharmacologic mechanisms of action of the drug and toxicological effects of the drug in animals and in vitro. Within 30 days of the IND’s submission, the drug review division of the FDA may contact the filer regarding potential concerns and, if necessary, implement a clinical hold until certain issues are resolved satisfactorily. If it does not take any action, the filer may proceed with clinical trials on the 31st day.

Clinical trials

Clinical trials represent the ultimate pre-market testing ground for unapproved drugs, generally taking several years to complete. Before testing can begin, an institutional review board (“IRB”) must have reviewed and approved the use of human subjects in the clinical trial. During clinical trials, an investigational compound is administered to humans and evaluated for its safety and effectiveness in treating, preventing or diagnosing a specific disease or condition. The clinical trials consist of Phase I, Phase II, and Phase III testing. During clinical trials, the FDA and IRB closely monitor the studies and may suspend or terminate trials at any time for a number of reasons, such as finding that patients are being exposed to an unacceptable health risk. The results of clinical trials comprise the single most important factor in the approval or disapproval of a new drug.

BLA review

A Biologics Licensing Application requesting approval to market the drug for one or more indications may be submitted to the FDA once sufficient data has been gathered through pre-clinical and clinical testing. There are FDA guidelines on what is a small molecule drug, for which approval is sought through one of the regulatory pathways noted herein, and what is a biologic drug that requires approval through the BLA process. A BLA includes all animal and human testing data and analyses of the data for a biologic drug, as well as information about how the drug behaves in the human body and how it is manufactured. The BLA is reviewed by a team of FDA physicians, chemists, statisticians, microbiologists, pharmacologists and other experts, who evaluate whether the studies submitted show that the drug is safe and effective for its proposed use. The FDA reviewers may request further information, consult with outside experts or disagree with the filer’s findings or interpretation of the data. Each reviewer prepares a written evaluation, and the reviewing team discusses the evaluations. Accelerated approval may be given to some new drugs for serious and life-threatening illnesses that lack satisfactory treatments. At the end of its review, the FDA may approve the new biologic drug to be marketed or decide that a new drug is “approvable” or “not approvable.” In either of the latter cases, the filer may meet with FDA officials to discuss and correct deficiencies.

Pervasive and continuing regulation in the U.S.

After a drug is approved for marketing and enters the marketplace, numerous regulatory requirements continue to apply. These include, but are not limited to:

•
the FDA’s current good manufacturing practice regulations require manufacturers, including third party manufacturers, to follow stringent requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product;

•
labeling regulations and the FDA prohibitions against the promotion of drugs for not cleared or unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the drug;

•	clearance or approval of product modifications or use of a drug for an indication other than approved in a BLA;

•	adverse drug experience regulations, which require us to report information on rare, latent or long-term drug effects not identified during pre-market testing;

•	post-market testing and surveillance requirements, including Phase IV trials, when necessary to protect the public health or to provide additional safety and effectiveness data for the drug; and

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, drug manufacturers to recall from the market a product that is in violation of governing laws and regulations.

After a drug receives approval, any modification in conditions of use, active ingredient(s), route of administration, dosage form, strength or bioavailability, will require a new clearance or approval, for which it may be possible to submit a 505(b)(2) BLA, referring to pre-clinical and certain clinical studies presented in the drug’s original BLA, accompanied by additional clinical data necessary to demonstrate the safety and effectiveness of the product with the proposed changes. Additional clinical studies may be required for proposed changes. Approval to market biologic biosimilar drugs can be pursued through another regulatory pathway, the Biologics Price Competition and Innovation Act, but this has not yet been widely used due to lack of specific guidance from the FDA.

Fraud and abuse laws in the U.S.

A variety of U.S. federal and state laws apply to the sale, marketing and promotion of drugs that are paid for, directly or indirectly, by U.S. federal or state healthcare programs such as Medicare and Medicaid. The restrictions imposed by these laws are in addition to those imposed by the FDA, the U.S. Federal Trade Commission and corresponding state agencies. Some of these laws significantly restrict or prohibit certain types of sales, marketing and promotional activities by drug manufacturers. Violation of these laws may result in significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties and exclusion or debarment from U.S. federal and state healthcare and other programs. Many private health insurance companies also prohibit payment to entities that have been sanctioned, excluded or debarred by U.S. federal agencies.

Anti-kickback statutes in the U.S.

 The U.S. federal anti-kickback statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of a good or service, for which payment may be made in whole or in part under a U.S. federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, the furnishing of supplies or equipment, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that, if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under U.S. federal healthcare programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other U.S. federal healthcare programs. In addition, some kickback allegations have been claimed to violate the U.S. False Claims Act (as discussed below). The reach of the anti-kickback Statute was broadened by the Affordable Care Act, which, among other things, amends the intent requirement of the federal anti-kickback statute. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. The Affordable Care Act further provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below) or the Civil Monetary Penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The U.S. federal anti-kickback statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the anti-kickback statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG or the U.S. Department of Justice.

Many states have adopted laws similar to the U.S. federal anti-kickback statute. Some of these state prohibitions are broader than the U.S. federal statute, and apply to the referral of patients and recommendations for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs. Government officials have focused certain enforcement efforts on marketing of healthcare items and services, among other activities, and have brought cases against individuals or entities with sales personnel who allegedly offered unlawful inducements to potential or existing physician customers in an attempt to procure their business.

U.S. False Claims Act

The U.S. False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the U.S. federal government or knowingly making, or causing to be made, a false statement in order to have a false claim paid. The U.S. federal government’s interpretation of the scope of the law has in recent years grown increasingly broad. Most states also have statutes or regulations similar to the U.S. False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these U.S. federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. Several drug manufacturers have been prosecuted under the false claims laws for allegedly providing free drugs to physician customers with the expectation that the physician customers would bill U.S. federal programs for the product. In addition, several recent cases against drug manufacturers have alleged that the manufacturers improperly promoted their products for “off-label” use, outside of the scope of the FDA-approved labeling.

U.S. Health Insurance Portability and Accountability Act of 1996

 The U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, created a new U.S. federal healthcare fraud statute that prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. Among other things, HIPAA also imposes new criminal penalties for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services, along with theft or embezzlement in connection with a healthcare benefits program and willful obstruction of a criminal investigation involving a U.S. federal healthcare offense.

Patents, trademarks and licenses and market exclusivity

 We have obtained two patents in the U.S. and have applied for several others in the U.S., covering certain products and product candidates, and we are also considering development of brand names and trademarks for other products and product candidates. Generally, the brand pharmaceutical business relies upon patent protection to ensure market exclusivity for the life of the patent. We consider the overall protection of our patents, trademarks and contractual rights with partners to be of material value and act to protect these rights from infringement and misappropriation. Our business is not dependent, however, upon any single patent, trademark or contract.

In the branded pharmaceutical industry, the majority of a branded drug’s commercial value is usually realized during the period in which the product has market exclusivity. In the U.S. and some other countries, when market exclusivity expires and generic versions of a product are approved and marketed, there can often be very substantial and rapid declines in the branded product’s sales. The rate of this decline varies by country and by therapeutic category, and the number of generic competitor entrants to the market, among other factors; however, following patent expiration, branded products often continue to have market viability based upon the goodwill of the product name, which typically benefits from trademark protection.

A brand product’s market exclusivity is generally determined by two forms of intellectual property: patent rights held by the brand company and any regulatory forms of exclusivity to which the NDA-holder is entitled.

Patents are a key determinant of market exclusivity for most branded pharmaceuticals. Patents provide the brand company with the right to exclude others from practicing an invention related to the medicine. Patents may cover, among other things, the active ingredient(s), various uses of a drug product, pharmaceutical formulations, drug delivery mechanisms and processes for (or intermediates useful in) the manufacture of products, and polymorphs. Protection for individual products extends for varying periods in accordance with the expiration dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage and the availability of meaningful legal remedies in the country.

Market exclusivity is also sometimes influenced by regulatory exclusivity rights. Many developed countries provide certain non-patent incentives for the development of medicines. For example, the U.S., the European Union and Japan each provide for a minimum period of time after the approval of a new drug during which the regulatory agency may not rely upon the data of the original party who developed the drug to approve a competitor’s generic copy. Regulatory exclusivity rights are also available in certain markets as incentives for research on new indications, on orphan drugs and on medicines useful in treating pediatric patients. Regulatory exclusivity rights are independent of any patent rights and can be particularly important when a drug lacks broad patent protection. Most regulatory forms of exclusivity, however, do not prevent a competitor from gaining regulatory approval prior to the expiration of regulatory data exclusivity on the basis of the competitor’s own safety and efficacy data on its drug, even when that drug is identical to that marketed by the innovator.

We estimate the likely market exclusivity period for each of our 505(b)(2) products on a case-by-case basis. It is not possible to predict the length of market exclusivity for any of our branded products with certainty because of the complex interaction between patent and regulatory forms of exclusivity, and inherent uncertainties concerning patent litigation. There can be no assurance that a particular product will enjoy market exclusivity for the full period of time that we currently estimate or that the exclusivity will be limited to the estimate.

Reimbursement

Sales of our products in the United States may depend, in part, on the extent to which the costs of the products will be covered by third-party payers, such as government health programs, commercial insurance and managed health care organizations. These third-party payers are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payers do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, (the “MMA”), imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries and included a major expansion of the prescription drug benefit under Medicare Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payers.

On February 17, 2009, President Obama signed into law The American Recovery and Reinvestment Act of 2009. This law provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payers, it is not clear how such a result could be avoided and what if any effect the research will have on the sales of our product candidates, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. Decreases in third-party reimbursement for our products or a decision by a third-party payer to not cover our products could reduce physician usage of the products and have a material adverse effect on our sales, results of operations and financial condition.

The Patient Protection and Affordable Care Act

On March 23, 2010, President Obama signed into legislation the Patient Protection and Affordable Care Act (the “Affordable Care Act”), which was subsequently amended by the Healthcare and Education Reconciliation Act. The Affordable Care Act, as amended, will result in sweeping changes across the health care industry. The primary goal of this comprehensive legislation is to extend health insurance coverage to currently uninsured legal U.S. residents through a combination of public program expansion and private sector health insurance reforms. To fund the expansion of insurance coverage, the Affordable Care Act contains measures designed to promote quality and cost efficiency in health care delivery and to generate budgetary savings in the Medicare and Medicaid programs. The Affordable Care Act’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the U.S. government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our products being chosen less frequently or the pricing being substantially lowered. Additionally, the Affordable Care Act is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program. We cannot predict the impact of the Affordable Care Act on pharmaceutical companies as many of the Affordable Care Act reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. The legislation also includes significant provisions that encourage state and Federal law enforcement agencies to increase activities related to preventing, detecting and prosecuting those who commit fraud, waste and abuse in federal healthcare programs, including Medicare, Medicaid and Tricare. Since the enactment of the Affordable Care Act, numerous regulations have been issued providing further guidance on its requirements. State and Federal legislators in the United States continue to be deeply divided over the efficacy of the Affordable Care Act. The division resulted in a shutdown of many Federal government activities in September of 2013. The Affordable Care Act continues to be implemented through regulation and government activity but is subject to possible amendment, additional implementing regulations and interpretive guidelines. Several states have decided not to expand their Medicaid programs and are seeking alternative reimbursement models to provide care to the uninsured. The manner in which these issues are resolved could materially affect the extent to which and the amount at which pharmaceuticals are reimbursed by government programs such as Medicare, Medicaid and Tricare.

Regulations in Europe

In Europe, a company must obtain authorization from the European Agency for the Evaluation of Medicinal Products, commonly known as the European Medicines Evaluation Agency (EMEA) before marketing medicinal products. Authorization can be obtained through either the (i) “centralized” procedure, with applications made directly to the EMEA leading to the grant of a European marketing authorization by the European Commission, or (ii) “mutual recognition” procedure, in which applications are made to one or more Member States leading to national marketing authorizations mutually recognized by other Member States. Even after a company receives marketing authorization, European Union law regulates the distribution, classification for supply, labeling and packaging, and advertising of medicinal products for human use. The European Union also regulates the manufacture of medicinal products, requiring cGMP set forth in the Quality System regulation. European Union pharmacovigilance directives and regulations require a company to establish post-market surveillance systems that include individual adverse reaction case reports, periodic safety update reports, and company-sponsored post-authorization safety studies. If a medicinal product’s overall risk and benefit profile is found to have changed significantly for any reason, it may be required to be varied, withdrawn, or have its use suspended.

Regulations in Israel

Our clinical operations in Israel also are subject to approval by Israel’s Ministry of Health and the Helsinki Committee of each medical institution in which a clinical study is conducted. All phases of clinical studies conducted in Israel must be conducted in accordance with the Public Health Regulations (Medical Studies Involving Human Subjects, 1980), including amendments and addenda thereto, the Guidelines for Clinical Trials in Human Subjects issued by the Israel Ministry of Health (the “Guidelines”) and the International Conference for Harmonized Tripartite Guideline for Good Clinical Practice. The regulations and the Guidelines stipulate that a medical study on humans will only be approved after the Helsinki Committee at the hospital intending to perform the study has approved the medical study and notified the relevant hospital director in writing. In addition, certain clinical studies require the approval of the Ministry of Health. The Helsinki Committee will not approve the performance of the medical study unless it is satisfied that it has advantages to the study participants and society at large that justify the risk and inconvenience for the participants and that the medical and scientific information justifies the performance of the requested medical study. The relevant hospital director, and the Ministry of Health, if applicable, also must be satisfied that the study is not contrary to the Helsinki Declaration or to other regulations. The Ministry of Health also licenses and regulates the marketing of pharmaceuticals in Israel, requiring the relevant pharmaceutical to meet internationally recognized cGMP standards.

Under the R&D Law, recipients of grants from the OCS, or ”Recipient Company(ies),” are subject to certain obligations under the R&D Law. The pertinent obligations are as follows: (i) the Recipient Company, is obligated to pay the OCS royalties from the revenues generated from the sale of  products (and related services) or services developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the R&D Law (currently a yearly rate of 3% to 5% on sales of products or services developed under the approved programs), up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the R&D Law); (ii) Products developed as a result of OCS funded R&D must, as a general matter, be manufactured in Israel. The Recipient Company is prohibited from manufacturing products developed using these OCS grants outside of the State of Israel without receiving the OCS prior approval (except for the transfer of less than 10% of the manufacturing capacity in the aggregate). If the Recipient Company receives approval to manufacture the products developed with government grants outside of Israel, it will be required to pay an increased total amount of royalties to OCS, up to 300% of the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel, as well as at a possibly increased royalty rate. A Recipient Company also has the option of declaring in its OCS grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval. On January 6, 2011, the Knesset (the Israeli Parliament) passed an Amendment to the R&D Law (the “Amendment”), under which it is clarified that even in the case where approval has been granted to manufacture outside Israel within the framework of approval of an R&D plan and in the case of the transfer of manufacturing at a rate that does not require the approval of the research committee (i.e. at a rate of up to 10%), a company is obligated with regard to the transfer of manufacturing outside of Israel, to pay increased royalties to the State of Israel, at the rates set forth in the R&D Law; (iii) under the R&D Law, the Recipient Company is prohibited from transferring OCS-financed technologies and related intellectual property rights outside of the State of Israel except under limited circumstances, and only with the approval of the Research Committee of the OCS and subject to certain payment to the OCS calculated according to formulae provided under the R&D Law (as further detailed below); and (iv) any change of control in the Recipient Company and any change of ownership of the Recipient Company’s ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires a prior written notice to the OCS.

We have received grants from the OCS. Therefore, we are subject to the restrictions under the R&D Law, which will continue to apply even after we pay the full amount of royalties payable pursuant to the grants.

In general, the Research Committee may approve transfer of know-how created in whole or in part in connection with OCS funded project to third party outside of Israel, in limited circumstances, as follows:

•     The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. In addition, if the purchaser of the know-how gives the selling Israeli company the right to exploit the know-how by way of an exclusive, irrevocable and unlimited license, the Research Committee may approve such transfer in special cases without requiring a redemption fee payment.

•     The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a new redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. Such new formula enacted lately in the framework of the Amendment and came into effect on November 5, 2012 when the new Regulations for the Encouragement of Research and Development in the Industry (the Maximum Payment for the Transfer of Know-How in Accordance with Section 19B(b)(1) and (2)), 2012 (the “Cap Regulations”) were promulgated.

•     The Cap Regulations establish a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its OCS funded know-how, in whole or in part, or is sold as part of an M&A transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas shall be no more than 6 times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable; (ii) in the event that following the transactions described above (i.e. asset sale of OCS funded know-how or transfer as part of an M&A transaction) the company continues to conduct its R&D activity in Israel (for at least three years following such transfer and keeps on staff at least 75% of the number of R&D employees it had for the six months before the know-how was transferred), then the company is eligible for a reduced cap of the redemption fee of no more than 3 times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable.

•     In the event of an exchange of know-how such that in exchange for the transfer of know-how outside of Israel, the recipient of the know-how transfers other know-how to the company in Israel in a manner in which the OCS is convinced that the Israeli economy realizes a greater, overall benefit from the exchange of know-how.

The State of Israel does not own intellectual property rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions as described above. OCS approval is not required for the export of any products resulting from the research or development. In addition, the OCS is in the process of exploring the possibility of promulgating regulations, including the consideration due to the State of Israel for the granting of licenses to use know-how developed as a result of research financed by the OCS. Such regulations may have an effect on us in respect of the amount of our payments to the OCS for the grant of sub-licenses to third parties. As of the date of this prospectus, we are unable to assess the effect, if any, of the promulgation of such regulations on us.

We may not receive the required approvals for any actual proposed transfer and, if received, we may be required to pay the OCS a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity. The scope of the support received, the royalties that we have already paid to the OCS, the amount of time that has elapsed between the date on which the know-how was transferred and the date on which the OCS grants were received and the sale price and the form of transaction will be taken into account in calculating the amount of the payment to the OCS (as further detailed above).

Environmental Laws

We are subject to comprehensive environmental laws and regulations that govern, among other things, air polluting emissions, waste water discharges, solid and hazardous waste disposal, and the remediation of contamination associated with current or past generation handling and disposal activities. We are subject periodically to environmental compliance reviews by various environmental regulatory agencies. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our business, operations or financial condition.

Employees

As of June 30, 2013, we had 31 employees, who are based in Israel, Germany and China. We expect this number to increase primarily at our new manufacturing plant in Neot Hovav, Israel, following its completion and commencement of operations. The following table shows the breakdown of our global workforce by category of activity as of December 31 for the past three years and as of June 30, 2013:

	December 31,
Department	2011	2012	2013	June 30, 2013
Research and development	22	27	24	25
Management and administration	6	6	7	6
Total	28	33	31	31

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans in accordance with the applicable Israeli legal requirements.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Industry, Trade and Labor apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. Employees work in three separate shifts, seven days a week.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

Legal proceedings

Currently, we are not a party to any legal proceedings.

Management

Executive officers, directors and director nominees

The following table sets forth the name, age and position of each of our executive officers, directors and director nominees as of the date of this prospectus.

Name	Age	Position
Ehud Marom	63	Chief Executive Officer and Chairman of the Board of Directors
Nir Bernstein	47	Chief Financial Officer
Uri Danon	47	Executive Vice President
Shai Rubnov, PhD	40	Vice President Research and Development
Alex Mogle	46	Vice President Business Development
David Leonov, PhD	68	Head of API Development
Yoram Sela, PhD	53	Head of Formulations
Itamar Borowitz, PhD	70	Director
Nominee(1)(2)(3)	__	Director Nominee
Nominee(1)(2)(3)	__	Director Nominee
Nominee(2)(3)	__	Director Nominee
___________________
(1)
The election as external directors is subject to shareholder approval at our general meeting, which will be convened within three months following the consummation of the initial public offering to which this prospectus relates.

(2)	Will join our audit committee upon joining the board of directors.
(3)	Will join our compensation committee upon joining the board of directors.

Ehud Marom is one of our founders and has served as our chief executive officer and as chairman of our board of directors since our inception in January 2008. Mr. Marom has over 40 years of management and operational experience in the life sciences industry. Prior to our founding, Mr. Marom served in various senior positions at multinational pharmaceutical companies, including as vice president of two divisions at Teva Pharmaceutical Industries Ltd. from 1992 to 1995, where he launched Copaxone (with current sales of $4 billion per year) and was the head of the Copaxone global operation team and headed the global operations of Teva Pharmaceutical Industries Ltd.’s chemical division. From 2000 to 2002, Mr. Marom served as president of Peptor Ltd., where he led the pharmaceutical development of the innovative diabetes product, DiaPep. From 2002 to 2004, Mr. Marom served as chief executive officer of Gamida-Cell Ltd., a stem cell development company. From 2005 to 2007, Mr. Marom served as chief executive officer of Makhteshim, a company with annual sales of $1 billion and the world’s leader in branded off-patent crop protection solutions (which later became Makhteshim-Agan Industries Ltd. and has since been acquired by China National Agrochemical Corporation, a subsidiary of China National Chemical Corporation). Mr. Marom served as vice president of supply of Makhteshim-Agan Industries Ltd. from 2005 to 2009. He currently serves also as the chairman of Pharma Two B as well as chief executive officer and chairman of Stem Cell Medicine Ltd. (“Stem Cell”). Ehud has a B.Sc in chemical engineering with honors, from the Technion, Israel.

Nir Bernstein has served as our chief financial officer since November 2013. From October 2010 until October 2013, Mr. Bernstein served as vice president of accounting and controller of Ampal-American Israel Corp Inc., a public company (Nasdaq: AMPL) that acquires interests in businesses located or operating in Israel. From August 1997 until September 2010, Mr. Bernstein worked as a senior manager at PriceWaterhouseCoopers, an international accounting firm. Mr. Bernstein holds a B.A. in management and accounting from the College of Management and a B.Sc. in physics from the Hebrew University of Jerusalem, Israel.

Uri Danon has served as our executive vice president since October 2013. For an accumulated five years ending in 2012, Mr. Danon served as president and later as chief executive officer of BioCancell Therapeutics Inc. (TASE: BICL), a clinical stage anti-cancer drug development company. He also previously served as chief executive officer of Atox Bio Ltd., a clinical stage drug development company focused on the treatment of severe infections and served as the company’s chairman of the board of directors from 2009 until November 2013. He previously managed international projects for Teva Pharmaceutical Industries Ltd., including the development of Copaxone in solution in pre-filled syringes (which has current sales of $4 billion per year), from 1994 to 2000, and was chief executive officer of Epigenesis, Ltd., a cell therapy development company, from 2001 to 2003. Mr. Danon holds an MBA in marketing from Bar Ilan University, Israel, and a B.Sc. in industrial engineering and management from Tel Aviv University, Israel.

Shai Rubnov, PhD has served as our vice president of research and development since 2009. From 2007 to 2009, Dr. Rubnov served as head of chemistry, manufacturing and control, quality assurance and regulatory affairs at Therapix Bioscience Ltd. (formerly NasVax Ltd.), an Israeli drug development company. From 2002 to 2007, Dr. Rubnov served as a director of chemistry, manufacturing and control at DeveloGen AG., a German-Israeli biotechnology company, where he gained extensive experience in investigational new drug development and medicinal chemistry. Dr. Rubnov holds a PhD in medicinal chemistry and a BPharm from the Hebrew University in Jerusalem, Israel. Dr. Rubnov has completed his post-doctoral training at the French National Center for Scientific Research in Paris.

Alex Mogle has served as our vice president of business development since June 2012. Mr. Mogle has over 15 years of executive experience in the life science and chemical industries. From 2003 until 2012, Mr. Mogle served in several capacities, including as the head of the supply chain of Makhteshim Agan Industries Ltd., and was responsible for sales planning and inventory management which is valued at over $1 billion. Prior to Makhteshim Agan Industries Ltd., Mr. Mogle served as business development manager of the digital video division of Nice Systems Ltd., and as an economist in the Israeli Ministry of Finance. He currently serves also as the vice president of strategy of Stem Cell. Mr. Mogle has a B.A., with honors, in economics and an MBA, majoring in finance and accounting, both from the Hebrew University of Jerusalem, Israel.

David Leonov, PhD has served as our head of API development since February 2011. From June 2005 to February 2011, Dr. Leonov was employed at Makhteshim Agan Industries Ltd., where he served as the chief scientist in charge of the company’s generic and innovative products and served as the leader of the company’s research and development expansion into India. Prior to that, Dr. Leonov was employed at Teva Pharmaceutical Industries Ltd. for 27 years, where in his last position he served as the head of global research and development in Israel, India, the United States and Hungary. Dr. Leonov earned his PhD in chemistry from the Weitzman Institute of Science in Rehovot and continued his post-doctoral training at the University of Chicago.

Yoram Sela, PhD has served as our head of formulations since our incorporation in January 2008. Dr. Sela has over 24 years of experience in development of formulations and drug delivery systems. Previously, Dr. Sela founded and for a period of nine years managed the drug-delivery unit at Teva Pharmaceutical Industries Ltd. In addition, Dr. Sela co-founded and served as a director of Karma-Pharm Ltd. and as a vice president of research and development of Lycored Ltd. From 2008 to 2010, Dr. Sela served as vice president of research and development at Nesher Solutions, Israel. In December 2010, Dr. Sela founded GC group Ltd. and serves as its chief executive officer. Dr. Sela earned his PhD and M.Sc. in chemistry and a B.Sc. in agriculture from the Hebrew University of Jerusalem, Israel.

Itamar Borowitz, PhD has served as a director since May 2009. Dr. Borowitz served as the chief executive officer of Israel’s third largest insurance company, Phoenix Insurance Company Ltd., from 1992 to 2001. This position marked the culmination of his 27 year career within the Phoenix Insurance Group, during which he held a variety of senior management positions. Since 2009, Dr. Borowitz has served as the chief executive officer of BIT Enterprises Ltd., an advisor to Generali Financial Holdings, a European capital fund, which invests in Israeli hi-tech companies. From 2005 to 2008, Dr. Borowitz served as a strategic advisor to the Post of Israel. Since 2001, Dr. Borowitz serves as a member of the advisory board and a representative to Israel of GLL Real Estate Partners GmBH. Previously, Dr. Borowitz served as the chief executive officer of Dolev Insurance Co. Ltd., as the chairman of the board of directors of Surdam, Lloyd's agent in Israel, as the chairman of Israel Insurance Association, the chairman of Academic College of Insurance and a director of Mehadrin Ltd., the largest citrus company in Israel. Dr. Borowitz serves as the Chairman of the Board of Inbal Pinto and Avshalom Polak Dance Company. Dr. Borowitz has been serving as a member of the board of governors of the Hebrew University of Jerusalem and of Tel Aviv University for over 20 years. Dr. Borowitz’s academic background includes a PhD in High Energy Physics, an MBA and B.A. in General History from Tel Aviv University, Israel, and a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem, Israel.

Compensation of office holders

The aggregate compensation paid by us and our subsidiaries to our current executive officers and directors, for the year ended December 31, 2012, was approximately $1,522,000. This amount includes approximately $69,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

The aggregate compensation paid by us and our subsidiaries to our current executive officers and director that are employed by the Company, for the six month period ended June 30, 2013, was approximately $812,000. This amount includes approximately $36,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

Corporate governance practices

After the completion of this offering, we will be a “foreign private issuer” under Nasdaq Marketplace Rules, as discussed below.

As a foreign private issuer, we are permitted to follow certain Israeli corporate governance practices instead of the Nasdaq Marketplace Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to the “foreign private issuer exemption”:

•	we are not required to comply with the requirements that a majority of our board of directors consist of independent directors;

•
we are not required to comply with the requirements that we have a compensation committee and a nominating committee composed entirely of independent directors with a written charter addressing each committee’s purpose and responsibilities;

•
we intend to establish a quorum requirement, as permitted under the Companies Law and pursuant to our articles of association, that will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital requirement under the Nasdaq Marketplace Rules;

•
we intend to approve material changes to our 2014 Equity Incentive Plan and the adoption of and material changes to any other equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions; and

•
as opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in the manner specified by the Nasdaq Marketplace Rules, the Companies Law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

Otherwise, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Marketplace Rules. Following the completion of this offering, we also intend to comply with Israeli corporate governance requirements under the Companies Law applicable to public companies.

Board of directors and officers

Following the completion of this offering, our board of directors will consist of    directors, including Ms.    and Mr.      , who are intended to qualify as external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “− External directors”). These two directors, as well as       , also qualify as independent directors under the corporate governance standards of the Nasdaq Marketplace Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than     and no more than     and must include at least two external directors. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting.

Each director holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless removed from office as described below, except that our external directors have a term of office of three years under Israeli law (see “− External directors − Election and dismissal of external directors”).

The board of directors may elect new directors, other than external directors, to fill vacancies or increase the number of members of the board of directors up to the maximum number provided in our amended and restated articles of association for a term of office which shall continue until the next annual general meeting following his or her appointment. External directors are elected for an initial term of three years and may be elected for up to two additional three-year terms (or more) under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See "—External Directors." Any amendment of our amended and restated articles of association regarding the election of directors, as described above, will require a simple majority vote. See “− External directors” for a description of the procedure for the election of external directors.

Ehud Marom has served as our chief executive officer and chairman of our board of directors since January 2008. Our board of directors has determined that combining the role of chief executive officer and chairman of the board is the most effective leadership structure at the present time considering, among other things, Mr. Marom’s extensive experience in the pharmaceutical industry and his role as our co-founder and chief executive officer. As the chief executive officer, Mr. Marom has detailed knowledge of the risks, opportunities and challenges facing the company and is, therefore, the most appropriate person to identify strategic priorities and to develop an agenda that ensures that the board of directors’ time and attention are focused on critical matters. The combined role of chief executive officer and chairman of the board of directors also facilitates the flow of information between management and the board of directors and ensures clear accountability for the execution of the company’s strategy.

Under Israeli law, the chief executive officer of a public company may not serve as the chairman of the board of directors of the company unless approved by the holders of a majority of the shares of the company represented at the meeting in person or by proxy or written ballot, provided that:

•
at least two-thirds of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

•
the total number of shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

With respect to the initial public offering of a company, the chief executive officer may serve as the chairman of the board for an interim period, not to exceed three months, until such shareholder approval is received. We intend to hold a meeting within three months following the completion of this offering, at which meeting shareholders will be asked to approve Mr. Marom’s service as both our chief executive officer and chairman.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “−External directors – Qualifications of external directors.”  He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that               has such expertise.

There are no family relationships among any of our office holders (including directors).

Alternate directors

Our articles of association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. The alternate director will be regarded as a director. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either  “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. The term of appointment of an alternate director may be for one meeting of the board of directors or until notice is given of the cancellation of the appointment. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director.

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Capital Market, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. Appointment of external directors must be made by a general meeting of our shareholders no later than three months following the completion of this offering, and therefore we intend to hold a shareholders meeting within three months of the completion of this offering for the appointment of two external directors. We intend to nominate              and                as external directors.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of (each an “Affiliated Party”): (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Marketplace Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former director and (iii) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, including via an entity under his or her control. With respect to a relation who is not a spouse or a child, such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

Election and dismissal of external directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

•
the total number of shares held by non-controlling shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and thereafter, subject to conditions set out in the regulations promulgated under the Companies Law, to further three year terms. An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

Additional provisions

Under the Companies Law, each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director and its audit and compensation committees are required to include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Audit committee

Companies Law requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors, including all of the external directors. The audit committee may not include:

•	the chairman of the board of directors;

•	a controlling shareholder or a relative of a controlling shareholder;

•	any director employed by us or by one of our controlling shareholders or by an entity controlled by our controlling shareholders (other than as a member of the board of directors); or

•	any director who regularly provides services to us, to one of our controlling shareholders or to an entity controlled by our controlling shareholders.

According to the Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “independent” (as defined below) and the chairman of the audit committee will be required to be an external director. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Companies Law.

The term “independent director” is defined under the Companies Law as an external director or a director who meets the following conditions and who is appointed or classified as such according to the Companies Law: (1) the conditions for his or her appointment as an external director (as described above) are satisfied and the audit committee approves the director having met such conditions and (2) he or she has not served as a director of the company for over nine consecutive years with any interruption of up to two years of his or her service not being deemed a disruption to the continuity of his or her service.

Listing requirements

Under the Nasdaq Marketplace Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee will consist of               ,               and                  .               will serve as the chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Marketplace Rules. Our board of directors has determined that                is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Marketplace Rules.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Approval of transactions with related parties

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Fiduciary duties and approval of specified related party transactions and compensation under Israeli law.” The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Marketplace Rules, which include:

•	retaining and terminating our independent auditors, subject to board of directors and shareholder ratification;

•	pre-approval of audit and non-audit services to be provided by the independent auditors;

•	reviewing with management and our independent directors our financial statements prior to their submission to the SEC; and

•	approval of certain transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit committee includes the identification of irregularities in our business management, among other things, by consulting with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors. In addition, the audit committee or the board of directors, as set forth in the articles of association of the company, is required to approve the yearly or periodic work plan proposed by the internal auditor. The audit committee is required to assess the company’s internal audit system and the performance of its internal auditor. The Companies Law also requires that the audit committee assess the scope of the work and compensation of the company’s external auditor. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and whether certain transactions with a controlling shareholder will be subject to a competitive procedure. The audit committee charter states that in fulfilling its role the committee is entitled to demand from us any document, file, report or any other information that is required for the fulfillment of its roles and duties and to interview any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee.

Compensation Committee

Amendment No. 20 to the Companies Law, which became effective as of December 2012 (“Amendment No. 20”), established new regulations relating to the terms of office and employment of directors and officers in public companies and companies that have publicly issued debentures. Such companies are required to appoint a compensation committee in accordance with the guidelines set forth in Amendment No. 20.

The compensation committee must consist of at least three members. All of the external directors must serve on the committee and constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members are not required to be external directors, but must be directors who qualify to serve as members of the audit committee (as described above). In accordance with Amendment No. 20, our compensation committee will be composed of three members,   , and . The chairman of the compensation committee will be  .

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

(1)
to recommend to the board of directors the compensation policy for directors and officers, and to recommend to the board of directors once every three years whether the compensation policy that had been approved should be extended for a period of more than three years;

(2)	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

(3)	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

(4)
to decide whether the compensation terms of the chief executive officer, which were determined pursuant to the compensation policy, will be exempted from approval by the shareholders because such approval would harm the ability to engage the chief executive officer.

In addition to the roles mentioned above our compensation committee also makes recommendations to our board of directors regarding the awarding of employee equity grants.

In accordance with the provisions of Amendment No. 20, we intend to adopt a compensation policy within nine months following the effective date of the registration statement of which this prospectus forms a part. A compensation policy must be approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy requires the approval of the general meeting of the shareholders. In public companies such as our company, shareholder approval requires one of the following: (i) the majority of shareholder votes counted at general meeting including the majority of all of the votes of those shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the compensation policy, who participate at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. As of the date of this prospectus, we have not adopted yet a compensation policy.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same.

An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of the date of this prospectus, we have not yet appointed our internal auditor.

Fiduciary duties and approval of specified related party transactions and compensation under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a fiduciary duty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the business advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to such action.

The fiduciary duty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the appropriate parties of the company entitled to provide such approval, and the methods of obtaining such approval.

Disclosure of personal interests of an office holder and approval of transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest. However, a company may not approve a transaction or action that is not to the company’s benefit.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. Our articles of association provide that such a transaction, which is not an extraordinary transaction, shall be approved by the board of directors or a committee of the board of directors or any other entity (which has no personal interest in the transaction) authorized by the board of directors. If the transaction considered is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see “− Compensation of directors and executive officers.”

Any persons who have a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

A “personal interest” is defined under the Companies Law as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person and/or such person’s relative is a director or general manager, a 5% shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave a proxy to another person to vote on his or her behalf regardless of whether the discretion of how to vote lies with the person voting or not.

An “extraordinary transaction” is defined under the Companies Law as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Disclosure of personal interests of a controlling shareholder and approval of transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•
a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2.0% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years, however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Compensation of directors and executive officers

Directors. Under Amendment No. 20, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval will also be required, as follows:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive officers other than the chief executive officer. Amendment No. 20 requires the compensation of a public company’s executive officers (other than the chief executive officer) to be approved by, first, the compensation committee, second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. The compensation paid to a public company’s chief executive officer is required to be approved by, first, the company’s compensation committee; second, the company’s board of directors, and third, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision.

The compensation committee and board of directors approval should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). The compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the shareholder duties mentioned above, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer (See “Description of Share Capital – Acquisitions under Israeli law”) or a private placement which qualifies as a related party transaction (See “Management – Fiduciary duties and approval of specified related party transactions and compensation under Israeli law”), approval at a general meeting of the shareholders of a company is required.

Exculpation, insurance and indemnification of directors and officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738 – 1968 (the “Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•
a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•
reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

•	a monetary liability imposed on him or her in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

•	expenses associated with an Administrative Procedure conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of the completion of this offering, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into new agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. Effective as of the date of completion of this offering, the maximum aggregate amount of indemnification that we may pay to our office holders based on such new indemnification agreement is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to the greater of 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made, and $       million. Such indemnification amounts are in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

  There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Employment and consulting agreements with executive officers

We have entered into written employment or service agreements with each of our executive officers. See “Certain Relationships and Related Party Transactions – Employment agreements” for additional information.

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Equity incentive plan

On              , we adopted the 2014 Equity Incentive Plan, which became effective in                 . The 2014 Equity Incentive Plan is intended to afford an incentive to our and any of our affiliate’s employees, directors, consultants, advisors and any other person or entity whose services are considered valuable, to continue as service providers, to continue assisting us, to increase their efforts on our and our affiliates behalf and to promote our success, by providing such persons with opportunities to acquire a proprietary interest in us.

We may issue up to 2,200 ordinary shares under the 2014 Equity Incentive Plan, subject to adjustment if particular capital changes affect our share capital. The number of shares issuable under the 2014 Equity Incentive Plan will be automatically increased upon the consummation of this offering to a number of ordinary shares equal to   % of our outstanding ordinary shares following this offering. Ordinary shares subject to outstanding awards under the 2014 Equity Incentive Plan that subsequently expire, are cancelled, forfeited or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the 2014 Equity Incentive Plan.

A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the 2014 Equity Incentive Plan. The exercise price of each option granted under the 2014 Equity Incentive Plan will be determined in accordance with the limitation set forth under the 2014 Equity Incentive Plan. The exercise price of any share options granted under the 2014 Equity Incentive Plan may be paid in cash, through the surrender of ordinary shares already owned by the option holder or any other method that may be approved by our compensation committee, which may include procedures for cashless exercise.

Our compensation committee may also grant, or recommend that our board of directors grant, other forms of equity incentive awards under the 2014 Equity Incentive Plan, such as restricted shares, restricted share units, and other forms of share-based compensation.

Israeli participants in the 2014 Equity Incentive Plan may be granted options subject to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 as amended (the “Israeli Tax Ordinance”). Section 102 of the Israeli Tax Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under another section of the Israeli Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Israeli Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any stock options granted under the 2014 Equity Incentive Plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation committee or our board of directors and stated in the option agreement.

Our compensation committee will administer the 2014 Equity Incentive Plan, or in the event that our board of directors does not create a committee to administer the 2014 Equity Incentive Plan, the 2014 Equity Incentive Plan will be administered by our board of directors. Our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee concerning the 2014 Equity Incentive Plan. The compensation committee will, among others, select which eligible persons will receive options or other awards under the 2014 Equity Incentive Plan and will determine, or recommend to our board of directors, the number of ordinary shares covered by those options or other awards, the terms under which such options or other awards may be exercised (however, options generally may not be exercised later than seven years from the grant date of an option) or may be settled or paid, and the other terms and conditions of such options and other awards under the 2014 Equity Incentive Plan. Holders of options and other equity incentive awards may not transfer those awards, unless they die or the compensation committee determines otherwise.

To the extent permitted under applicable law, our compensation committee will have the authority to accelerate the vesting of any outstanding options and restricted shares at such time and under such circumstances as it, in its sole discretion, deems appropriate. In the event of a merger or sale, as defined in the 2014 Equity Incentive Plan, any award then outstanding shall be assumed or an equivalent award shall be substituted by the successor corporation of the merger or sale or any parent or affiliate thereof as determined by our board of directors. In the event that the awards are not assumed or substituted, our compensation committee may, in its discretion, accelerate the vesting, exercisability of the outstanding award, or provide for the cancellation of such award and payment of cash, as determined to be fair in the circumstances.

Subject to particular limitations specified in the 2014 Equity Incentive Plan and under applicable law, our board of directors may amend or terminate the 2014 Equity Incentive Plan, and the compensation committee may amend awards outstanding under the 2014 Equity Incentive Plan. In addition, an amendment to the 2014 Equity Incentive Plan that requires shareholder approval under applicable law will not be effective unless approved by the requisite vote of shareholders. In addition, in general, no suspension, termination, modification or amendment of the 2014 Equity Incentive Plan may adversely affect any award previously granted without the written consent of grantees holding a majority in interest of the awards so affected. The 2014 Equity Incentive Plan will continue in effect until all ordinary shares available under the 2014 Equity Incentive Plan are delivered and all restrictions on those shares have lapsed, unless the 2014 Equity Incentive Plan is terminated earlier by our board of directors. No awards may be granted under the 2014 Equity Incentive Plan on or after the tenth anniversary of the date of adoption of the plan.

Any equity award to an office holder, director or controlling shareholder, whether under the 2014 Equity Incentive Plan or otherwise, may be subject to further approvals in addition to the approval of the compensation committee as described above. We undertook to grant our chief executive officer, Ehud Marom, each year options to purchase shares representing between 0.4% and 1% of our outstanding ordinary shares, or other equivalent grant. As of the date of this prospectus, the number of options to be granted and their principal terms have not yet been determined. We intend to issue such options under the 2014 Equity Incentive Plan.

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus and after this offering by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of             , 2014 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned after the offering is based on                 ordinary shares to be outstanding immediately after the offering. The percentage of ordinary shares beneficially owned prior to the offering is based on               ordinary shares outstanding as of               ,                . This does not reflect the anticipated 1-for-     share forward split of our ordinary shares.

The percentages of ordinary shares beneficially owned after the offering assume that the underwriters will not exercise their over-allotment option to purchase additional ordinary shares in the offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this prospectus, there are no U.S. persons that are holders of record of our ordinary shares.

Unless otherwise noted below, each shareholder’s address is c/o Mapi – Pharma Ltd., 16 Einstein St., P.O. Box 4113, Ness Ziona, 74140 Israel.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% or greater shareholders
Ehud Marom(1)	10,000	50.0%			%
Allegro S.à r.l.(2)	10,000	50.0%			%
Directors and executive officers who are not 5% or greater shareholders
Nir Bernstein	-	-
Uri Danon	-	-
Shai Rubnov, PhD	-	-
Alex Mogle	-	-
Yoram Sela, PhD	-	-
David Leonov, PhD	-	-
Itamar Borowitz, PhD	-	-
All directors and executive officers as a group (8 persons)	-	-

*	Less than 1% of our outstanding ordinary shares.

(1)
Consists of 8,000 ordinary shares personally held by Mr. Marom, as well as (i) 700 ordinary shares over which Mr. Marom is deemed to have beneficial ownership pursuant to that certain Shareholders Agreement by and among Mr. Marom and Boris Krasany dated April 14, 2008; (ii) 500 ordinary shares over which Mr. Marom is deemed to have beneficial ownership pursuant to that certain Shareholders Agreement by and among Mr. Marom and Dr. Leonov dated April 8, 2008; (iii) 100 ordinary shares over which Mr. Marom is deemed to have beneficial ownership pursuant to that certain Shareholders Agreement by and among Mr. Marom and Shai Kerem dated April 13, 2008; and (iv) 700 ordinary shares over which Mr. Marom is deemed to have beneficial ownership pursuant to that certain Shareholders Agreement by and among Mr. Marom and Mr. Hilik Goldstein dated April 14, 2008.

(2)	Consists of 10,000 ordinary shares held by Allegro S.à r.l. acting for and on behalf of Generali Financials Holdings FCP-FIS-SUB-FUND-2, an investment fund established under the laws of Luxembourg.

Certain Relationships and Related Party Transactions

Share purchase agreement

We entered into the Share Purchase Agreement on August 8, 2008, pursuant to which we issued a total of 10,000 ordinary shares for an aggregate purchase price of €20,000,000 ($29,654,000 at the closing date). Pursuant to the agreement, our board of directors is required to be comprised of an even number of directors, with 50% to be elected by the Marom Group and 50% to be elected by Allegro. The agreement also includes a put option right pursuant to which Allegro has the option to require us to purchase all of its shares at a certain purchase price and certain anti-dilution protection rights.

On        , 2014, we entered into a termination agreement effective upon the consummation of the offering to which this prospectus relates, pursuant to which the Share Purchase Agreement will be terminated immediately prior to the completion of this offering.

Registration rights agreement

On        , 2014, we entered into a registration rights agreement, pursuant to which each of the holders of our ordinary shares is a party. The Registration Rights Agreement contains the following provisions:

Demand registration rights

At any time after 18 months following the effective date of the registration statement of which this prospectus forms a part, at the request of the holders of        of the then outstanding ordinary shares, we must register any or all of these shareholders’ ordinary shares as follows:

•
in the event that we are not eligible under applicable securities laws to file a registration statement on Form F-3, we are required to effect up to two such registrations, but only if the minimum anticipated aggregate offering price of the shares to be registered exceeds      , and

•
in the event that we are eligible under applicable securities laws to file a registration statement on Form F-3, we are required to effect an unlimited number of registrations, but only (a) if the minimum anticipated aggregate offering price of the shares to be registered exceeds       , and (b) up to two within a period of twelve months.

Such registration must also include any additional registrable securities requested to be included in such registration by any other holders who are party to the registration rights agreement or entitled thereunder.

Our obligation to effect a registration is subject to certain qualifications and limitations, including our right to postpone a registration during the period that is 60 days (30 days in the case of a Form F-3 registration) before our good faith estimate of the date of filing of, and ending on the date 180 days (90 days in the case of a Form F-3 registration) after the effective date of, a registration statement initiated by us, our right to postpone a registration for a period of up to 60 days in the event of our furnishing a certificate signed by our chief executive officer that states that in the good faith judgment of our board of directors, it would be materially detrimental to us or our shareholders for such registration statement to either become effective or remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving us or (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential.

Piggyback registration rights

Following our initial public offering, all of our shareholders that are a party to the registration rights agreement have the right to request that we include their registrable securities in any registration statement that we file in connection with the public offering of our shares solely for cash, except for certain excluded registrations such as registrations of shares issued under employee benefit plans or a registration on a form that does not include substantially the same information as would be required to be included in a registration statement covering the sales of registrable securities. If the public offering that we are effecting is underwritten, the right of any shareholder to include shares in the registration related thereto is conditioned upon the shareholder accepting the terms of the underwriting as agreed between us and the underwriters and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of our offering.

Employment agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Risk factors − Risks relating to our business − Under applicable employment laws, we may not be able to enforce covenants not to compete” for a further description of the enforceability of non-competition clauses.

Directors and officers insurance policy

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and officers to the fullest extent permitted by the Companies Law. We have obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “Management – Exculpation, insurance and indemnification of directors and officers.”

Service Agreement between the Company and Stem Cell Medicine Ltd. (“Stem Cell”)

In March 2012, we signed a laboratory services agreement with Stem Cell Medicine Ltd. (“Stem Cell”). Mr. Marom, our board chairman, chief executive officer and a significant shareholder, also serves as the chairman of the board of directors and chief executive officer, and is a significant shareholder of Stem Cell. The services agreement was effective as of January 2012 for one year and was renewed for an additional one year term until January 2014. This agreement has expired and has not been renewed. Pursuant to the services agreement, we provided Stem Cell with certain laboratory, engineering and design services as well as secretarial and office management services. The monthly services fees we received from Stem Cell were NIS 60,000 per month (not including VAT) (approximately $16,000).

Laboratory Use Agreement between the Company and Stem Cell

In December 2013, we signed an agreement with Stem Cell pursuant to which Stem Cell is providing us with the use and certain services of Stem Cell’s laboratory located in Jerusalem, Israel, effective as of November 2013. The services are related to the development and study of Risperidone LAI and Glatiramer Acetate Depot. In consideration for the services, we pay Stem Cell an amount of NIS 5,000 (not including VAT) (approximately $1,400) per project for each day Stem Cell provides the services. As of the date of this prospectus, no fees are due by us to Stem Cell.

Laboratory Services Agreement between our subsidiary Mapi Pharma Nanjing Ltd. and Stem Cell

In January 2013, our fully owned subsidiary, Mapi Pharma Nanjing Ltd. ("Mapi China"), entered into a laboratory services agreement with Stem Cell. The laboratory services agreement is effective as of November 1, 2012 for a term of three years. Pursuant to the Laboratory Services Agreement, Mapi China provides Stem Cell with laboratory space of approximately 309 square meters (which represents approximately 25% of the space of Mapi China's laboratory in Nanjing, China), as well as laboratory materials, research and development support and accounting services. Stem Cell is required to pay Mapi China a monthly services fee of 100,000 Chinese Yuan (approximately $16,400).

Financial Services Agreement between the Company and Pharma Two B Ltd.

In January 2011, we signed an agreement with Pharma Two B Ltd. (“Pharma Two B”). Mr. Marom, also serves as a director of Pharma Two B and is a shareholder of Pharma Two B. Pursuant to the agreement Pharma Two B Ltd. will provide us certain financial services. The agreement was effective as of January 2011 and was terminated in November 2013. In consideration for the services, we paid a monthly fee of NIS 14,600-16,500 (not including VAT) (approximately $ 3,900-4,500).

Description of Share Capital

The following description of our share capital and provisions of our articles of association are summaries and do not purport to be complete.

General

Effective upon the completion of this offering, our authorized share capital will consist solely of      ordinary shares, par value NIS      per share, of which      shares will be issued and outstanding (assuming that the underwriters do not exercise their over-allotment option to purchase additional ordinary shares).

All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration number and purposes of the company

Our registration number with the Israeli Registrar of Companies is 51-409278-2. Our purpose as set forth in our articles of association is to engage in any lawful activity.

Voting rights and conversion

All ordinary shares will have identical voting and other rights in all respects.

Transfer of shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Management – External directors.”

Under our articles of association, our board of directors must consist of not less than     but no more than     directors, including two external directors as required by the Companies Law. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting. In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors. Any director elected by our board of directors will serve until the next annual meeting of the shareholders. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law.

 Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our articles of association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	mergers; and

•
the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under our articles of association, we are not required to give notice to our registered shareholders pursuant to the Companies Law, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders are not permitted to take action by written consent in lieu of a meeting.

Voting rights

Quorum requirements

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As permitted because we are a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights, instead of 33 1/3% of the issued share capital as required under the Nasdaq Marketplace Rules. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Vote requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles of association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described above under “Management – Fiduciary duties and approval of specified related party transactions and compensation under Israeli law – Disclosure of personal interests of a controlling shareholder and approval of transactions.” Certain transactions with respect to remuneration of our office holders and directors require further approvals described above under “Management – Fiduciary duties and approval of specified related party transactions and compensation under Israeli law – Compensation of directors and executive officers.” Under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to corporate records

Under the Companies Law, shareholders are provided access to minutes of our general meetings, our shareholders register and principal shareholders register, our articles of association, our financial statements and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of class rights

Under the Companies Law and our articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles of association.

Registration rights

For a discussion of registration rights we have granted to our existing shareholders prior to this offering, please see “Certain Relationships and Related Party Transactions – Registration rights agreement.”

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholder, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management – Fiduciary duties and approval of specified related party transactions and compensation under Israeli law – Disclosure of personal interests of a controlling shareholder and approval of transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover measures under Israeli law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the date of this prospectus, no preferred shares will be authorized under our articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “– Voting rights.”

Borrowing powers

Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Establishment

We were incorporated under the laws of the State of Israel on January 29, 2008. We are registered with the Israeli Registrar of Companies in Jerusalem.

Transfer agent and registrar

The transfer agent and registrar for our ordinary shares is                  .

Listing

We have applied to have our ordinary shares approved for quotation on the Nasdaq Capital Market under the symbol “MAPI”.

Shares Eligible for Future Sale

Prior to this offering, no public market existed for our ordinary shares. Sales of substantial amounts of our ordinary shares following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their over-allotment option to purchase additional ordinary shares in this offering and assuming no exercise of options outstanding following this offering, we will have an aggregate of      ordinary shares outstanding upon the completion of this offering. Of these shares, the      ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining      ordinary shares will be held by our existing shareholders and will be deemed to be “restricted securities” under Rule 144. Restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration such as under Rule 144 under the Securities Act. These rules are summarized below.

Eligibility of restricted shares for sale in the public market

The following indicates approximately when the ordinary shares that are not being sold in this offering, but which will be outstanding at the time at which this offering is complete, will be eligible for sale into the public market under the provisions of Rule 144 and Rule 701 (but subject to the further contractual restrictions arising under the lock-up agreements described below):

•	upon the completion of this offering, ordinary shares held by non-affiliates of our company that have been held for at least one year will be available for resale under Rule 144(b)(1)(ii);

•
beginning 90 days after the completion of this offering, up to approximately      ordinary shares, constituting shares issuable upon exercise of outstanding options under our 2014 Equity Incentive Plan that have vested as of, or within 60 days of,          , 2014, may be eligible for resale under Rule 701 and Rule 144, approximately          of which are held by our affiliates and would therefore be subject to volume, current public information, manner of sale and other limitations under Rule 144; and

•
approximately      ordinary shares will be eligible for resale pursuant to Rule 144 upon the expiration of various six month holding periods, so long as at least 90 days have elapsed after the completion of this offering, and subject to the current public information requirement under Rule 144 and, in the case of our affiliates, also subject to the volume, manner of sale and other limitations under Rule 144.

Representative’s warrants

Aegis Capital Corp. is acting as the representative of the underwriters of this offering (the “Representative”). We have also agreed to issue to the Representative or its designees, at the completion of this offering, warrants (the “Representative’s Warrants”) to purchase that number of our ordinary shares equal to 4% of the aggregate number of ordinary shares sold in the offering. 25% of the Representative’s Warrants shall become exercisable on the first anniversary of the effectiveness of the registration statement of which this prospectus forms a part, at a price per share equal to 150.0% of the per share public offering price in this offering, 50% of the Representative’s Warrants shall become exercisable 18 months following the effectiveness of the registration statement of which this prospectus forms a part, at a price per share equal to 200.0% of the per share public offering price in this offering; and 25% of the Representative’s Warrants shall become exercisable on the second anniversary of the effectiveness of the registration statement of which this prospectus forms a part, at a price per share equal to 250.0% of the per share public offering price in this offering. The Representative’s Warrants will expire on the fifth anniversary of the effectiveness of the registration statement of which this prospectus forms a part and provide for one demand registration right, unlimited piggyback rights and customary anti-dilution provisions (for share dividends and splits and recapitalizations) consistent with FINRA Rule 5110, and further, the number of shares underlying the Representative’s Warrants shall be reduced if necessary to comply with FINRA rules or regulations.

Lock-up agreements

All of our directors, executive officers and shareholders have signed lock-up agreements pursuant to which, subject to certain exceptions, such persons have agreed not to sell or otherwise dispose of ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of Aegis Capital Corp. The Representative may, in its sole discretion, at any time without prior notice, release all or any portion of the ordinary shares from the restrictions in any such agreement.

The 180-day restricted period is subject to extension if (1) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the restricted period, in which case the restrictions imposed in the lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, if the Representative agrees to release any party from the restrictions set forth in the lock-up agreement with such party prior to the expiration of the restricted period, all other parties subject to the lock-up agreement shall be entitled to a proportionate release of their ordinary shares from the lock-up agreement restrictions.

Rule 144

Shares held for six months

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the completion of this offering, a person, including an affiliate, who has beneficially owned our ordinary shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from us or from an affiliate of us as restricted securities), is entitled to sell our shares, subject to the availability of current public information about us (which information will be deemed to be available as long as we continue to file required reports with the SEC). In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions, notice requirements, and a volume limitation that limits the number of shares that may be sold thereby, within any three-month period, to the greater of:

•	1% of the number of ordinary shares then outstanding; or

•	the average weekly trading volume of our ordinary shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 144 also provides that affiliates that sell our ordinary shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities, other than the holding period requirement.

Shares held by non-affiliates for one year

Under Rule 144 as currently in effect, a person who is not considered to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, as described below.

Rule 701 will apply to the options granted under our 2014 Equity Incentive Plan prior to the completion of this offering, along with the shares acquired upon exercise of these options, including exercises after the completion of this offering. Securities issued in reliance on Rule 701 are restricted securities and may be sold beginning 90 days after the completion of this offering in reliance on Rule 144 by:

•	persons other than affiliates, without restriction; and

•	affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144,

in each case, without compliance with the six-month holding period requirement of Rule 144.

As of                 , options to purchase a total of             ordinary shares were issued and outstanding under our 2014 Equity Incentive Plan,             of which will be vested upon the completion of this offering. See “Management – Equity incentive plan” elsewhere in this prospectus.

Form S-8 registration statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register up to      ordinary shares, in the aggregate, issued or reserved for issuance under our 2014 Equity Incentive Plan. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option or other award and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the 180-day lock-up or, if subject to the lock-up, immediately after the 180-day lock-up period expires.

Registration rights

After the offering, the holders of            ordinary shares will be entitled to registration rights. For more information on these registration rights, see “Certain Relationships and Related Party Transactions – Registration rights agreement.”

Taxation and Government Programs

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations and government programs

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General corporate tax structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 26.5% of a company’s taxable income. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

Under Israeli tax legislation, a corporation will be considered as an "Israeli resident company" if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•
amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years.

Although at the date of this prospectus, we still have no industrial production activities, we may qualify as an Industrial Company in the future and may be eligible for the benefits described above.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended as of January 1, 2011 (the “2011 Amendment”). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment.

Tax benefits under the 2011 Amendment

The 2011 Amendment introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise”, in accordance with the definition of such term in the Investments Law, which generally means that a “Preferred Company” is an industrial company meeting certain conditions (including a minimum threshold of 25% export). However, under the 2011 Amendment there is no requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law.

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014 onwards1	9%	16%
_________________
(1)
In August 2013, the Israeli Parliament (the Knesset) approved an amendment to the Investments Law pursuant to which the previously scheduled gradual reduction in the tax rates applicable to Preferred Enterprises would be repealed as of 2014 and the tax rates reflected on the above table will apply.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 20% in 2014 (iii) non-Israeli residents - 20% in 2014, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Under the 2011 Amendment, a company located in Development Region “A” may be entitled to cash grants and the provision of loans under certain conditions, if approved. The rates for grants and loans shall not be fixed, but up to 20% of the amount of the approved investment (may be increased with additional 4%). In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Company.

The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

We currently have a Preferred Enterprise program under the Grant Track of the Investments Law, which, we believe, entitles us to cash grants of 20% of the amount of the approved investment in the plant (which may be increased by an additional 4%). In addition, we believe that income generated from products manufactured at our plant in Neot Hovav will be entitled to a reduced tax rate of 9% (compared to a 26.5% corporate income tax rate in 2014), depending on the fulfillment of certain conditions.

Taxation of our shareholders

Capital gains

 Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance of 1961 (New Version) (the “Ordinance”) distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

In 2014, the capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

The real capital gain derived by corporations will be generally subject to a corporate tax rate of 26.5% in 2014.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income– 26.5% for corporations in 2014 and a marginal tax rate of up to 50% in 2014 for individuals, including a 2% excess tax which is levied on individuals whose taxable income in Israel exceeds NIS 811,560 in 2014. Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after  January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by an Israeli resident shareholders, and (iv) if the seller is a corporation, there is no Israeli Resident that is entitled to 25% or more of the revenues or profits of the corporation directly or indirectly. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and/or an individual.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid cash dividends. A distribution of dividend by our company from income attributed to a Preferred Enterprise will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals - 20% with respect to dividends to be distributed as of 2014; Israeli resident companies – 0% for a Preferred Enterprise; Non-Israeli residents – 20% with respect to dividends to be distributed as of 2014, subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividends from income, which is not attributed to a Preferred Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

The Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to a Preferred Enterprise – the tax rate is 15% and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Payers of dividends on our ordinary shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a Nominee Company (for corporations and individuals).

Foreign exchange regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

U.S. federal income tax consequences

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax exempt entities or organizations;

•	certain former citizens or residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

•	holders that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, or any U.S. state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, the term “U.S. Holder” means a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected to be treated as a domestic trust for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive foreign investment company

Based on the value of our assets and the composition of our assets and income, we believe that we were a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013.

A non-U.S. corporation, such as our company, will be a PFIC for any taxable year if either:

(1)	at least 75% of its gross income for such year is passive income, or

(2)
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2014 or for any future taxable years. In light of the composition of our income and assets, we believe that we were a PFIC for the 2013 taxable year. Whether we are or will be classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our asset values (including, among other items, the level of cash, cash equivalents, and securities held for investment purposes) and gross income (including whether such income is active versus passive income) for such taxable year, all of which are subject to change. Unless our asset composition becomes substantially less passive, we are likely to be a PFIC for the current taxable year. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to our PFIC status. In the event that we determine that we are not a PFIC in 2014 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

Provided we are a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ordinary shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to the ordinary shares. If such an election is made, you will be deemed to have sold the ordinary shares you hold at their fair market value and any gain from such deemed sale would be taxed as an "excess distribution" as described below. After the deemed sale election, your ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor regarding our status as a PFIC as well as the consequences of making the deemed sale election.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed below under "Taxation of dividends and other distributions on our ordinary shares" except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares will be listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if our ordinary shares continue to be listed on the Nasdaq and are regularly traded, and you are a holder of ordinary shares, we expect the mark-to-market election would be available to you. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

If we are a PFIC for any taxable year during which you hold the ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules to any of our subsidiaries. U.S. Holders are urged to consult their tax advisors regarding the applicability of the PFIC rules to any of our subsidiaries.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund, or QEF, elections, which, if available, would result in tax treatment different from, and generally less adverse than, the general tax treatment of PFICs described above. If during any taxable year of a U.S. Holder ending on or after December 31, 2013 such U.S. Holder owns ordinary shares and we are a PFIC in such year, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company (generally with the U.S. Holder’s federal income tax return for that year), unless a de minimis exception applies. U.S. Holders are urged to consult their tax advisors regarding their annual filing requirements.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our ordinary shares, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

The discussion below under "Taxation of dividends and other distributions on our ordinary shares" and "Sale, exchange or other disposition of our ordinary shares" applies only in the event that we are not classified as a PFIC, nor treated as such with respect to you, for United States federal income tax purposes.

Taxation of dividends and other distributions on our ordinary shares

Subject to the passive foreign investment company rules discussed above, if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Non-corporate U.S. Holders may qualify for a preferential rate of taxation with respect to dividend income, provided that certain conditions are met, including certain holding period requirements, the absence of certain risk reduction transactions, and our not being classified as a PFIC nor treated as such with respect to you (as discussed above) for our taxable year in which the dividend is paid and the preceding taxable year. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received.

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be foreign source income for foreign tax credit purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

The amount of a distribution paid to a U.S. Holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. Holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless:

•
you conduct a trade or business in the U.S. and such income is effectively connected with that trade or business (and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the U.S.); or

•	you are an individual and have been present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Sale, exchange or other disposition of our ordinary shares

Subject to the passive foreign investment company rules discussed above, if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•
such gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Medicare tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Certain reporting requirements with respect to payments of offer price

U.S. Holders paying more than $100,000 for our ordinary shares generally will be required to file IRS Form 926 reporting the payment of the Offer Price for our ordinary shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Backup withholding tax and information reporting requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of our ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payer or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payer may be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payer or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign asset reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Expenses Related to Offering

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of ordinary shares in this offering. The underwriting discounts and commissions to be paid to the underwriters represent      of the total amount of the offering. All amounts listed below are estimates except the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Itemized expense	Amount
SEC registration fee
FINRA filing fee
Nasdaq Capital Market listing fee
Printing and engraving expenses
Legal fees and expenses
Transfer agent and registrar fees
Accounting fees and expenses
Miscellaneous
Total	$

Underwriting

Aegis Capital Corp. is acting as the representative of the underwriters of this offering. We have entered into an underwriting agreement dated the date of this prospectus with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of our ordinary shares next to its name in the following table:

Underwriters	Number of Shares
Aegis Capital Corp.
Total

The underwriters are committed to purchase all the shares offered by us if any shares are purchased, other than those covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $      per share.

The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

    The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of                          additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price less the underwriting discounts and commissions that appear on the cover page of this prospectus. If this option is exercised in full, the total price to the public will be $                          , and the total proceeds to us, before expenses, will be $                        .

Underwriting Discounts and Commissions

We have agreed to pay underwriting discounts and commissions of 6.5% of the gross proceeds of the offering (equivalent to 6.5% of the per share public offering price of $      ), subject to certain exceptions. The following table shows the public offering price, underwriting discounts and commissions and expenses to be paid by us to the underwriters and the proceeds of the public offering, before expenses, to us.

	Per Share	Without over-allotment	With over- allotment
Public offering price
Underwriting discounts and commissions paid by us (per ordinary share)
Underwriting discounts and commissions paid by us (total)
Proceeds before other expenses1
______________________

(1) We have agreed to pay the underwriters a non-accountable expense allowance in the amount of 1% of the total public offering price of the shares sold. We have paid a $10,000 advance to the underwriters and are required to pay an additional $20,000 immediately prior to the commencement of the “road-show” for the offering, such amounts to be applied against the underwriters’ non-accountable expense allowance. We will also pay or reimburse the underwriters in an amount of up to $      , over and above the underwriting discount, to cover certain out of pocket items of expenses they incur in connection with this offering. Excluding the underwriting discounts and commissions, total expenses attributable to this offering are estimated to be approximately $     .

Right of First Refusal

We have agreed to grant to the Representative the right of first refusal to act as sole book runner for each and every public and private equity and public debt offering of ours, or any successor to or any subsidiary of ours that takes place during the nine months following the completion of this offering.

Representative’s Warrants

We have also agreed to issue to the Representative or its designees, at the completion of this offering, the Representative’s Warrants to purchase that number of our ordinary shares equal to 4% of the aggregate number of ordinary shares sold in the offering. 25% of the Representative’s Warrants shall become exercisable on the first anniversary of the effectiveness of the registration statement of which this prospectus forms a part, at a price per share equal to 150.0% of the per share public offering price in this offering, 50% of the Representative’s Warrants shall become exercisable 18 months following the effectiveness of the registration statement of which this prospectus forms a part, at a price per share equal to 200.0% of the per share public offering price in this offering; and 25% of the Representative’s Warrants shall become exercisable on the second anniversary of the effectiveness of the registration statement of which this prospectus forms a part, at a price per share equal to 250.0% of the per share public offering price in this offering. The Representative’s Warrants will expire on the fifth anniversary of the effectiveness of the registration statement of which this prospectus forms a part and provide for one demand registration right, unlimited piggyback rights and customary anti-dilution provisions (for share dividends and splits and recapitalizations) consistent with FINRA Rule 5110, and further, the number of shares underlying the Representative’s Warrants shall be reduced if necessary to comply with FINRA rules or regulations.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Our directors, executive officers and shareholders have entered into lock-up agreements with the underwriters. Under these agreements, we and these other individuals have agreed, subject to specified exceptions, not to sell or transfer any ordinary shares or securities convertible into, or exchangeable or exercisable for, our ordinary shares, during a period ending 180 days after the date of this prospectus, without first obtaining the written consent of the Representative. Specifically, we and these other individuals have agreed not to:

•
offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any ordinary shares, or any options or warrants to purchase any ordinary shares, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares; or

•
engage in any hedging or other transactions, including, without limitation, any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the ordinary shares or with respect to any security that includes, relates to, or derives any significant part of its value from the individual’s ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or other securities, in cash or otherwise.

The restrictions described above, applicable to us, do not apply to:

•	the sale of ordinary shares to the underwriters pursuant to the underwriting agreement;

•
the issuance by us of our ordinary shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or that is described in this prospectus;

•
the grant by us of options or other share-based awards, or the issuance of our ordinary shares upon exercise thereof, to eligible participants pursuant to employee benefit or equity incentive plans described in this prospectus, provided that, prior to the grant of any such options or other share-based awards that vest within the restricted period, each recipient of such grant shall sign and deliver a lock-up agreement agreeing to be subject to the restrictions on transfer described above; and

•
the filing by us of a registration statement on Form S-8 or any successor form thereto with respect to the registration of securities to be offered under any employee benefit or equity incentive plans described in this prospectus.

The 180-day restricted period is subject to extension if (1) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the restricted period, in which case the restrictions imposed in the lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, if the Representative agrees to release any party from the restrictions set forth in the lock-up agreement with such party prior to the expiration of the restricted period, all other parties subject to the lock-up agreement shall be entitled to a proportionate release of their ordinary shares from the lock-up agreement restrictions.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fee; however, except as disclosed in this prospectus, we have no present arrangements with the underwriters for any further services.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•
Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

•
Overallotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriter may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriter sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor any of the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ordinary shares. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Initial public offering of ordinary shares

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the Representative. In determining the initial public offering price, we and the Representative expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the Representative;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

 Offering restrictions outside the United States

            Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the ordinary shares offered by this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such ordinary shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

Provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

France

This prospectus has not been prepared in the context of a public offering of "financial securities" in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Reglement Général of the Autorité des marchés financiers (the “AMF”) and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, our securities may not be, directly or indirectly, offered or sold to the public in France and offers and sales of our securities may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of our securities to the public in France. The subsequent direct or indirect retransfer of our securities to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German securities prospectus (wertpapierprospekt) within the meaning of the "Securities Prospectus Act" (wertpapier-prospektgesetz, the “act”) of Germany has been or will be published with respect to our securities. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in Germany within the meaning of the act with respect to any of our securities otherwise than in accordance with the act and all other applicable legal and regulatory requirements.

Notice to Residents of Switzerland

The securities which are the subject of the offering contemplated by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. None of this prospectus or any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

None of this prospectus or any other offering or marketing material relating to the offering, us or the securities has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Notice to Residents of the Netherlands

The offering of our securities is not a public offering in the Netherlands. Our securities may not be offered or sold to individuals or legal entities in the Netherlands unless (i) a prospectus relating to the offer is available to the public, which has been approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) or by the competent supervisory authority of another state that is a member of the European Union or party to the Agreement on the European Economic Area, as amended or (ii) an exception or exemption applies to the offer pursuant to Article 5:3 of The Netherlands Financial Supervision Act (Wet op het financieel toezicht) or Article 53 paragraph 2 or 3 of the Exemption Regulation of the Financial Supervision Act, for instance due to the offer targeting exclusively “qualified investors” (gekwalificeerde beleggers) within the meaning of Article 1:1 of The Netherlands Financial Supervision Act.

Notice to Residents of Japan

The underwriters will not offer or sell any of our securities directly or indirectly in Japan or to, or for the benefit of, any "Japanese person" or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

The underwriters and each of their affiliates have not (1) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any of our securities other than (a) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (2) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our securities which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where our securities are subscribed or purchased under Section 275 by a relevant person, which is:

•
a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

Shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our securities under Section 275 except:

•
to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

•	where no consideration is given for the transfer; or

•	by operation of law.

Israel

In the State of Israel, the securities offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in the Control of the Financial Services (Provident Funds) Law 5765-2005, or a management company of such a fund;

•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981;

•
a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 1968;

•
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 1968;

•
an investment advisor or investment distributer, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968, acting on its own account;

•
a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity fully owned by investors of the type listed in Section 15A(b) of the Securities Law, 1968;

•	an entity, other than an entity formed for the purpose of purchasing securities in this offering, in which the shareholders’ equity is in excess of NIS 50 million; and

•
an individual fulfilling the conditions of Section 9 to the supplement to the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account (for this matter, Section 9 to the supplement shall be referred to as “as an investor for the meaning of Section15A(b)(1) of the Securities Law 1968” instead of “as an eligible client for the meaning of this law”).

Offerees of the securities offered hereby in the State of Israel shall be required to submit written confirmation that they fall within the scope of one of the above criteria, that they are fully aware of the significance of being an investor in this offering pursuant to such criteria and that they have given their consent. An appeal to an investor for the consent shall not be considered a public offering. This prospectus supplement will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

The address of Aegis Capital Corp. is 810 Seventh Avenue, 18th Floor, New York, New York 10019.

Legal Matters

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel-Aviv, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Haynes and Boone, LLP, New York, New York. Certain legal matters in connection with this offering relating to Israeli law will be passed upon for the underwriters by Zysman, Aharoni, Gayer & Co., Tel Aviv, Israel. Certain legal matters concerning this offering relating to U.S. law will be passed upon for the underwriters by Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, New York, New York.

Experts

The consolidated financial statements of Mapi – Pharma Ltd. as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012, have been included herein in reliance upon the report of Somekh Chaikin, a Member Firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Enforceability of Civil Liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 850 Library Avenue, Suite 204, Newark, Delaware 19715.

We have been informed by our legal counsel in Israel, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., that it may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the judgment may no longer be appealed;

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year ended December 31, 2014 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

We maintain a corporate website at www.mapi-pharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Mapi-Pharma Ltd. Consolidated Financial Statements As at December 31, 2012

Mapi-Pharma Ltd.

Consolidated Financial Statements as at December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Mapi-Pharma Ltd.

We have audited the accompanying consolidated statements of financial position of Mapi-Pharma Ltd. and its subsidiaries (hereinafter - the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the two-year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and cash flows for each of the years in the two-year period then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

January 30, 2014

Mapi-Pharma Ltd.

Consolidated Statements of Financial Position

U.S. dollars in thousands

		As of December 31
	Note	2012	2011
Assets
Current assets
Cash and cash equivalents		4,014	2,473
Investment in trading securities	5	10,503	15,150
Other receivables	6	407	318
Total current assets		14,924	17,941

Non-current assets
Property, plant and equipment, net	7	4,004	2,426
Deposits		6	2
Total non-current assets		4,010	2,428

Total assets		18,934	20,369

Liabilities and Equity

Current liabilities
Trade and other payables	8	767	472
Obligation in respect of a put option held by an investor	11	3,954	3,877
Total current liabilities		4,721	4,349

Non-current liabilities
Derivative related to an anti-dilution right held by an investor	11	2,387	3,350
Employee benefits	9	14	5
Total non-current liabilities		2,401	3,355

Total liabilities		7,122	7,704

Shareholders’ equity
Ordinary shares	11	6	6
Share premium		21,572	21,572
Accumulated deficit		(9,766)	(8,913)
Total shareholders’ equity		11,812	12,665

Total liabilities and shareholders’ equity		18,934	20,369

Date of approval of the financial statements: January 30, 2014

/s/ Ehud Marom	/s/ Nir Bernstein
Ehud Marom	Nir Bernstein
Chairman of the Board of Directors and Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

Mapi-Pharma Ltd.

Consolidated Statements of Comprehensive Loss

U.S. dollars in thousands, (except per share data)

		For the year ended December 31
	Note	2012	2011
Income from co-development arrangement	10E	194	-
Research and development expenses, net	14	(2,481)	(1,940)
General and administrative expenses	15	(1,911)	(2,020)

Operating loss		(4,198)	(3,960)

Financing income	16A	3,448	1,580

Financing expenses	16B	(74)	(1,347)

Financing income, net		3,374	233

Loss before taxes on income		(824)	(3,727)

Taxes on income	17	(21)	(12)

Loss for the year		(845)	(3,739)

Other comprehensive income (loss)
Defined employees benefit plan actuarial gains (losses)		(8)	2

Total comprehensive loss for the year		(853)	(3,737)

Loss per share:

Basic and diluted loss per share (in U.S. dollars)	12	(42.3)	(186.9)

The accompanying notes are an integral part of these consolidated financial statements.

Mapi-Pharma Ltd.

Consolidated Statements of Changes in Equity

U.S. dollars in thousands

	Ordinary	Share	Accumulated	Total
	shares	premium	deficit	equity
For the year ended December 31, 2012:

Balance as at January 1, 2012	6	21,572	(8,913)	12,665

Total comprehensive loss for the year:
Loss for the year	-	-	(845)	(845)
Other comprehensive loss for the year	-	-	(8)	(8)

Total comprehensive loss for the year	-	-	(853)	(853)

Balance as at December 31, 2012	6	21,572	(9,766)	11,812

For the year ended December 31, 2011:

Balance as at January 1 ,2011	6	21,572	(5,176)	16,402

Total comprehensive loss for the year:
Loss for the year	-	-	(3,739)	(3,739)
Other comprehensive income for the year	-	-	2	2

Total comprehensive loss for the year	-	-	(3,737)	(3,737)

Balance as at December 31, 2011	6	21,572	(8,913)	12,665

The accompanying notes are an integral part of these consolidated financial statements.

Mapi-Pharma Ltd.

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	For the year ended December 31
	2012	2011
Cash flows from operating activities

Loss for the year	(845)	(3,739)
Adjustments:
Loss on sale of property and equipment	16	-
Depreciation	237	165
Financing income, net	(3,374)	(233)
Taxes on income	21	12
	(3,100)	(56)

Increase in other receivables	(561)	(390)
Increase (decrease) in trade and other payables	310	(446)
Change in employee benefits	1	-
	(250)	(836)

Grants received	472	327

Interest received	816	1,037

Net cash used in operating activities	(2,907)	(3,267)

Cash flows from investing activities

Acquisition of property, plant and equipment	(1,870)	(1,347)
Increase in deposit	(4)	-
Decrease in investment in trading securities, net	6,315	173

Net cash provided by (used in) investing activities	4,441	(1,174)

Net increase (decrease) in cash and cash equivalents	1,534	(4,441)

Effect of exchange rate changes on cash and cash equivalents	7	98

Cash and cash equivalents at beginning of the year	2,473	6,816

Cash and cash equivalents at end of the year	4,014	2,473

The accompanying notes are an integral part of these consolidated financial statements.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 1 - The Reporting Entity

1.
Mapi-Pharma Ltd. (the “Company”) was incorporated in Israel on January 29, 2008. The address of the Company’s registered office is Weizmann Science Park, 16 Einstein St., P.O. Box 4113, Ness Ziona, Israel 74140. The consolidated financial statements of the Company as of and for the year ended December 31, 2012 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is engaged in the development of high-barrier to entry and high-added value generic drugs that include complex active pharmaceutical ingredients (“APIs”), formulations and life cycle management (“LCM”) products that target large markets.

2.
The Company has one fully-owned subsidiary, Mapi Pharma Holding (Cyprus) Ltd., which fully-owns two subsidiaries - Mapi Pharma HK Ltd. and Mapi Pharma Germany Gmbh.  Mapi Pharma HK Ltd. fully-owns Mapi Pharma LAB Nanjing Co. Ltd.

3.
The Company currently has no products approved for sale. The Company’s operations are funded primarily from a single round of financing completed in 2008 and research and development grants. The Company has incurred operating losses in each year since its inception and does not expect to generate significant revenue unless and until it obtains marketing approval for its products.

Note 2 - Basis of Preparation

A.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the international accounting standards board (“IASB”).

The Company adopted IFRS for the first time in its 2011 financial statements with the date of transition to IFRS being January 1, 2010 (hereinafter – “the date of transition”).

The consolidated financial statements were authorized by the board of directors of the Company on January 30, 2014.

B.	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following assets and liabilities:

(i)	Investment in trading securities and the derivative related to an anti-dilution right held by an investor measured at fair value through profit or loss (see Note 3C(1) and Note 3C(5)(2)).

(ii)           Liabilities for employee benefits (see Note 3G(1)(b)).

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 - Basis of Preparation (cont’d)

C.	Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to operate in the foreseeable future.

D.	Use of estimates and judgment

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts recognized in the financial statements. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

A critical estimate computed by the Company that may cause a material adjustment to the carrying amounts of liabilities in the next financial year is discussed below:

Fair value of the derivative related to an anti-dilution right held by an investor

The fair value of the derivative related to an anti-dilution right held by an investor is determined using the Monte Carlo valuation method. The Company exercises discretion for the purpose of determining assumptions, based principally on the existing market conditions at each reporting date. The Company used an analysis of discounted cash flows in order to determine the fair value of the underlying asset, which was used to determine the value of the derivative. See also Note 4B and Note 11.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A.            Basis of consolidation

(1)           Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(2)           Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

B.            Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at the reporting date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on translation are recognized in profit or loss.

C.            Financial instruments

(1)           Non-derivative financial assets

Initial recognition of financial assets
The Group initially recognizes receivables on the date that they are created. All other financial assets acquired in a regular way purchase are recognized initially on the contract date that the Group has committed itself to purchase such assets. Non-derivative financial instruments include investment in trading securities, other receivables, cash and cash equivalents and deposits.

Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Regular way sales of financial assets are recognized on the trade date, meaning the contract date that the Group has committed itself to sell such assets.

See (2) hereunder regarding the offset of financial assets and financial liabilities.

Classification of financial assets into categories and the accounting treatment of each category
The Group classifies its financial assets according to the following categories:

Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss if it is classified as held for trading. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Financial assets classified as held for trading include marketable corporate and government debentures and mutual fund investments that are held with the objective of generating short-term profits and supporting the Group’s short-term liquidity needs.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

C.            Financial instruments (cont’d)

(1)           Non-derivative financial assets (cont’d)

Classification of financial assets into categories and the accounting treatment of each category (cont’d)

Loans, receivables and cash equivalents
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables include cash and cash equivalents, other receivables and deposits.

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are not exposed to significant risks of change in value.

(2)           Non-derivative financial liabilities

Non-derivative financial liabilities include trade and other payables.

Initial recognition of financial liabilities
Financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contract creating the obligation.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition financial liabilities are measured at amortized cost using the effective interest method.

Derecognition of financial liabilities
Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Offset of financial instruments
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(3)           CPI-linked assets and liabilities that are not measured at fair value

The value of consumer price index (“CPI”) -linked financial assets and liabilities, which are not measured at fair value, is remeasured every period in accordance with the actual increase/decrease in the CPI.

(4)           Share capital

Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

C.            Financial instruments (cont’d)

(5)           Issuance of different financial instruments in a single transaction

The consideration received from the issuance of different financial instruments in a single transaction as further discussed below is attributed initially to financial liabilities that are measured at each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value and the remaining amount is recognized as equity component. Consequently, the consideration received for the issuance of ordinary shares issued together with a put option and anti-dilution protection right is divided into its various components, as detailed below:

1.             Obligation in respect of a put option held by an investor

The put option granted to a shareholder to require the Company to purchase all of such shareholder’s shares at a fixed price is treated as a financial liability measured at its redemption price, since the option can be exercised immediately. Since this option is to be settled in a currency which is not the Company’s functional currency, at each reporting date, the liability is translated according to the exchange rate at that date.

Changes in the translation of the liability as mentioned are presented as part of financing income (expenses) in profit or loss.

If the option expires without being exercised, the carrying amount of the financial liability at the date of expiration will be reclassified to equity.

2.             Derivative related to an anti-dilution right held by an investor

The Company granted an anti-dilution right to an investor as part of an initial investment, pursuant to which the Company agreed that, should the Company later issue shares at a price lower than that of the initial investment, the Company will issue the investor, for no consideration, additional shares such that the sum of (i) ordinary shares originally purchased by this investor and (ii) the number of new ordinary shares issued to such investor as a result of this anti-dilution right, when divided by the investor’s original purchase price, equals the lower purchase price. This anti-dilution right is classified as a derivative instrument and recognized in the statement of financial position as a financial liability.

The derivative in respect of the anti-dilution right is measured at fair value. Changes in the fair value are recognized in profit or loss as part of financing income (expenses).

3.             Equity Component

The equity component is initially recognized as the difference between the total consideration received and the initial value of the liability components.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

D.            Property, plant and equipment

(1)           Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to a working condition for their intended use. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Gains and losses on disposal of a fixed asset item are determined by comparing the net proceeds from disposal with the carrying amount of the asset, and are recognized in profit or loss.

(2)           Subsequent costs

The cost of replacing part of property, plant and equipment and other subsequent expenses are capitalized if it is probable that the future economic benefits associated with them will flow to the Group and their cost can be measured reliably.

(3)           Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements, including lands, are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Group will obtain ownership by the end of the lease term.

The estimated useful lives for the current and comparative periods are as follows:

•	Buildings and lands	25-49 years
•	Furniture and office equipment	3-17 years
•	Laboratory equipment	6-7 years
•	Computers	3 years
•	Motor vehicles	6-7 years
•	Leasehold improvements	The shorter of the lease term and the useful life

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

E.             Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures, including patents registration costs, are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.

As of December 31, 2012, no developments expenditures have met the recognition criteria and thus the Company expensed all of its development expenditures as incurred.

F.             Impairment of non-financial assets

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped together into the smallest group of assets that generates separately identifiable cash flows (cash-generating units).

Non-financial assets that were impaired are reviewed for possible reversal of the impairment at each reporting date.

G.	Employee benefits

(1)           Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.

(a)           Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

(b)           Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on government debentures denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

G.	Employee benefits (cont’d)

(1)           Post-employment benefits (cont’d)

(b)           Defined benefit plans (cont’d)

The Company recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

Interest costs and expected return on plan assets that were recognized in profit or loss are presented under financing income and expenses, respectively.

(2)           Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. The employee benefits are classified as short-term benefits or as other long-term benefits according to the time the liability is due to be settled.

(3)           Termination benefits
Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date.

H.            Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

I.              Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant. Unconditional government grants are recognized when the Group is entitled to receive them. Grants that compensate the Group for expenses incurred are presented as a deduction from the corresponding expense. Grants that compensate the Group for the cost of an asset are presented as a deduction from the related asset and are recognized in profit or loss on a systematic basis over the useful life of the asset.

Grants from the Israel Office of the Chief Scientist (“OCS”) with respect to research and development projects are accounted for as forgivable loans according to IAS 20. Grants received from the OCS are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value of the liability on the date of receiving the grant is recognized as a deduction from research and development expenses.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

I.              Government grants (cont’d)

As of December 31, 2012, the Company has not recognized any liability related to the OCS grants it has received and the grants received have been fully deducted from research and development expenses.

J.             Taxes on income

Income tax includes current and deferred tax. Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

A provision for uncertain tax positions, or reduction in deferred tax asset, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that there will be future taxable profits against which such tax benefits can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

As of  December 31, 2012, no deferred tax assets have been recorded since it is not probable that the Company will have future taxable income against which any tax losses, benefits or deductible temporary differences can be utilized.

K.            Financing income and expenses

Financing income includes interest income, changes in fair value of investment in trading securities, foreign currency gains and change in fair value of the derivative related to an anti-dilution right held by an investor. Interest income is recognized as it accrues using the effective interest method.

Financing expense includes bank charges, changes in fair value of investment in trading securities and foreign currency losses.

In the statements of cash flows, interest received is presented as part of cash flows from operating activities.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses, depending on whether foreign currency movements are in a net gain or net loss position.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

L.            Loss per share

The Group presents basic and diluted earnings or loss per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for ordinary shares subject to repurchase due to a put option and for the loss attributable to these shares. There are no differences between basic and diluted EPS since there are no dilutive potential ordinary shares.

M.           Leased assets

Leases, including leases of lands from the Israel Lands Administration or from other third parties, where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

N.           Segment reporting

The Group does not present segment information because the Group currently operates in a single segment.

O.           New standards and interpretations not yet adopted

(1)	IFRS 9 (2010) Financial Instruments (hereinafter – “IFRS 9 (2010)”)

IFRS 9 (2010) replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with IFRS 9 (2010), there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. IFRS 9 (2010) generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability, be presented in other comprehensive income, with the remaining amount being included in profit or loss.

The mandatory effective date of IFRS 9 (2010) has not yet been determined. Early application is permitted subject to the conditions specified in IFRS 9 (2010).

The Group is examining the effect of adopting IFRS 9 (2010) on the consolidated financial statements with no plans for early adoption.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

O.           New standards and interpretations not yet adopted (cont’d)

(2)	IFRS 10 Consolidated Financial Statements and IFRS 12 Disclosure of Interests in Other Entities (hereinafter – “IFRS 10” and “IFRS 12”)

IFRS 10 introduces a single control model to determine whether an investee should be consolidated.

IFRS 12 brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities.

These standards are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  The Group expects that the adoption of the above-mentioned standards will not have a material effect on its consolidated financial statements.

(3)	IFRS 13 Fair Value Measurement (hereinafter – “IFRS 13”)

IFRS 13 provides a single source of guidance on how fair value is measured, and replaces the fair value measurement guidance that is currently dispersed throughout IFRS. Subject to limited exceptions, IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group expects that the adoption of IFRS 13 will not have a material effect on its consolidated financial statements.

(4)	Amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (hereinafter – the “IAS 1 Amendment”).

The IAS 1 Amendment changes the presentation of items of other comprehensive income (hereinafter – “OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future would be presented separately from those that would never be reclassified to profit or loss. Additionally, the IAS 1 Amendment changes the title of the statement of comprehensive income to statement of profit or loss and other comprehensive income. However, entities are still allowed to use other titles.

The IAS 1 Amendment is effective for annual periods beginning on or after July 1, 2012. The IAS 1 Amendment will be applied retrospectively.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

O.           New standards and interpretations not yet adopted (cont’d)

(5)	Amendment to IAS 19, Employee Benefits (hereinafter – the “IAS 19 Amendment”).

The IAS 19 Amendment introduces a number of changes to the accounting treatment of employee benefits.

The key changes are as follows:

•
The IAS 19 Amendment eliminates the possibility of postponing recognition of actuarial gains and losses, known as the "corridor method" and, in addition, eliminates the option of recognizing actuarial gains and losses directly in profit or loss. As a result, all actuarial gains and losses will be recognized immediately in equity through other comprehensive income.

•	The IAS 19 Amendment requires immediate recognition of past service costs regardless of whether the benefits have vested or not.

•
The calculation of net financing income or expense will be determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Accordingly, calculation of actuarial gains or losses will also change.

•
The IAS 19 Amendment changes the definitions of short-term employee benefits and of other long term employee benefits, so that the distinction between the two will depend on when the entity expects the benefits to be wholly settled, rather than when settlement is due.

•
The IAS 19 Amendment enhances the disclosure requirements for defined benefit plans, in an effort to provide better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

•
The definition of termination benefits has been clarified in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, so that termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring that includes the payment of termination benefits, and when the entity can no longer withdraw the offer of the termination benefits.

The IAS 19 Amendment is applicable retrospectively (excluding certain exceptions stated in the IAS 19 Amendment) for annual periods beginning on or after January 1, 2013.

The Group expects that the adoption of the IAS 19 Amendment will not have a material effect on its consolidated financial statements.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 4 - Determination of Fair Values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.           Investment in trading securities

The fair value of trading securities is determined by reference to their quoted closing bid price at the reporting date. For further information regarding the fair value hierarchy see Note 13 regarding financial instruments.

B.           Derivative related to an anti-dilution right held by an investor

The Company measured the fair value of the derivative relating to an anti-dilution right held by an investor using the Monte Carlo simulation. The Monte-Carlo simulation yields a numerical solution that considers the various terms of the investment agreement, the Company’s equity value, the shareholder’s investment and the number of the Company’s shares held by the shareholder for each of the valuation dates. Measurement inputs include the Company’s equity fair value estimation, expected term of the derivative, expected volatility, expected dividends and the risk-free interest rate.

For further information including information regarding the fair value hierarchy see Note 11 and Note 13 regarding financial instruments.

The parameters used to calculate the fair values of the derivative are as follows:

	December 31	December 31
	2012	2011
Company’s equity value (US$ thousands) (1)	149,641	122,445
Expected term (in years) (2)	1.5	2.5
Expected volatility (3)	92.5%	91.9%
Risk-free interest rate (4)	0.04%	0.69%
Dividend yield	0%	0%

(1)	Based on the Company’s equity fair value estimation using discounted cash flows methodology.
(2)	Based on the period until expected fund raising (June 30, 2014 for all valuation dates).
(3)	Based on the average equity volatility of drug companies.
(4)	Based on zero coupon Euro treasury bonds fixed with maturity equal to expected terms.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 5 - Investment in Trading Securities

A.           General

The Company manages its investments and makes purchase and sale decisions based on the securities’ fair value, with the objective of generating a short-term profit and supporting the Company's needs in the near future.

Following the requirement to provide a bank guaranty to the lessor of the Company’s offices, the Company was required by the bank to maintain a minimum level of securities as security for the bank guaranty. Because of this requirement, a floating pledge has been recognized on the Company’s trading securities account at the bank in the amount of approximately US$120,000 in favor of the bank provided that no specific securities are required to be designated for that specific purpose.

B.           Break-down according to type of investment

	December 31
	2012	2011
	US$ in thousands
Current assets:
Marketable corporate debentures	8,246	13,831
Government debentures	1,620	996
Investment in mutual funds	637	323

	10,503	15,150

See also Note 13 regarding the Group’s exposure to credit, interest and foreign currency risks.

Note 6 - Other Receivables

	December 31
	2012	2011
	US$ in thousands
VAT	182	112
Grants receivable	148	106
Prepaid expenses	21	39
Other	56	61

	407	318

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 7 - Property, Plant and Equipment, Net

A.           Composition

Composition of property, plant and equipment and the depreciation thereof, grouped by major classifications and the changes during the year ended December 31, 2012 are as follows:

	Cost				Accumulated depreciation				Property, plant and equipment, net
	Balance at the beginning of the year	Additions	Disposals	Balance at year end	Balance at the beginning of the year	Additions	Disposals	Balance at year end
	US$ in thousands				US$ in thousands				US$ in thousands
Buildings and lands	1,737	772	-	2,509	36	45	-	81	2,428
Furniture and office equipment	89	12	-	101	18	13	-	31	70
Computers	58	15	-	73	36	20	-	50	23
Leasehold improvements	35	9	-	44	15	11	-	26	18
Laboratory equipment (*)	662	966	1	1,627	121	134	-	255	1,372
Motor vehicles	92	96	92	96	27	14	38	3	93

	2,673	1,870	93	4,450	247	237	38	446	4,004

(*)  Include advance payment in the amount of US$257,000 as of December 31, 2012.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 7 - Property, Plant and Equipment, Net (cont'd)

A.           Composition (cont’d)

Composition of property, plant and equipment and the depreciation thereof, grouped by major classifications and the changes during the year ended December 31, 2011 are as follows:

	Cost			Accumulated depreciation
	Balance at the beginning of the year	Additions	Balance at year end	Balance at the beginning of the year	Additions	Balance at year end	Property, plant and equipment, net
	US$ in thousands			US$ in thousands			US$ in thousands
Buildings and lands	589	1,148	1,737	6	30	36	1,701
Furniture and office equipment	83	6	89	6	12	18	71
Computers	43	15	58	13	17	30	28
Leasehold improvements	35	-	35	8	7	15	20
Laboratory equipment	484	178	662	36	85	121	541
Motor vehicles	92	-	92	13	14	27	65

	1,326	1,347	2,673	82	165	247	2,426

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 7 - Property, Plant and Equipment, Net (cont'd)

B.           Fixed assets under construction

As of December 31, 2012, the Company invested a cumulative amount of US$1,386,000 in the construction of its Israeli development and manufacturing plant, including laboratory equipment for the plant. See also Note 10D.

Note 8 - Trade and Other Payables

	December 31
	2012	2011
	US$ in thousands
Trade payables	281	196
Payroll and related accruals	87	75
Accrued expenses	291	124
Provision for vacation	108	77

	767	472

Note 9 - Employee Benefits

A.	General

The Company’s liability for employee severance benefits for its Israeli employees is in accordance with the Israeli Severance Pay Law - 1963 (hereinafter - the “Severance Law”).

The Company has defined benefit plans for which it makes contributions to severance pay funds and appropriate insurance policies. Withdrawal of the reserve monies is contingent upon the fulfillment of detailed provisions in the Severance Law.

Subsidiaries have defined contribution plans for which contribution to the plans are in lieu of payment of severance pay.

B.	Post-employment benefit plans - defined benefit plan

The sums presented in the statement of financial position were determined as follows:

	December 31
	2012	2011
	US$ in thousands	US$ in thousands
Present value of funded obligations	144	77
Less fair value of plan assets	130	72
Balance of liabilities in the statement of financial position	14	5

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 9 - Employee Benefits

B.	Post-employment benefit plans - defined benefit plan (cont’d)

(1)	Movements in the present value of the defined benefit obligations:

	2012	2011
	US$ in thousands	US$ in thousands
Defined benefit obligation as at January 1	77	37
Current service cost	56	40
Current interest expenses	4	2
Actuarial losses	8	2
Exchange differentials	(1)	(4)
Defined benefit obligation as at December 31	144	77

(2)           Movements in the defined benefit plan assets:

	2012	2011
	US$ in thousands	US$ in thousands
Fair value of plan assets as at January 1	72	30
Expected return on plan assets	5	2
Actuarial gains	-	4
Exchange differentials	(3)	(3)
Contributions paid	56	39
Fair value of plan assets as at December 31	130	72

(3)           Expense recognized in the profit and loss is as follows:

	Year ended December 31
	2012	2011
	US$ in thousands	US$ in thousands
Current service costs	56	40
Interest income	(1)	-
Exchange differentials	2	(1)
	57	39

The expense is recognized in the following line items in the profit and loss:

	Year ended December 31
	2012	2011
	US$ in thousands	US$ in thousands
Research and development expenses	33	22
General and administrative expenses	23	18
Financing expenses (income)	1	(1)
	57	39

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 9 - Employee Benefits

B.	Post-employment benefit plans - defined benefit plan (cont’d)

(4)           Actuarial gains and losses recognized directly in other comprehensive loss:

	2012	2011
	US$ in thousands	US$ in thousands
Cumulative amount as at January 1	(2)	-
Recognized amount during the period	8	(2)
Cumulative amount as at December 31	6	(2)

(5)           Actuarial assumptions:

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2012	2011
	Percent
Discount rate	3.99	4.52
CPI increase rate	2.55	2.44
Expected return on plan assets	4.52	4.96
Future salary increases	4.60	4.49

Note 10 - Contingent Liabilities and Commitments

A.	Office of Chief Scientist

The Company partially financed its research and development expenditures under programs sponsored by the OCS for the support of certain research and development activities conducted in Israel. In return for the OCS's participation, the Company is committed to pay royalties at a rate of 3%-5% of sales of the developed products linked to U.S. dollars, until repayment of 100% of the amount of grants received, plus annual interest at the LIBOR rate. The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued totaled approximately US$382,000 as of December 31, 2012. In addition, the OCS may impose certain conditions on any arrangement under which it permits the Company to transfer technology or development out of Israel.

Due to the uncertainty about the ability of the Company to derive future revenues from the developed products financed by the OCS, the Company did not recognize a liability with respect to these potential royalties.

B.	Grants from Investment Bank of the State of Brandenburg (“ILB”)

On May 7, 2010, the ILB approved the Company, through its subsidiary Mapi Pharma Germany GmbH, for a grant of Euro 500,000 (approximately US$659,000) for research and development activity in Brandenburg state, Germany. As of December 31, 2012, the project has been completed and the Company has received cumulative grants in the total amount of Euro 391,000 (approximately US$506,000). In June 2013, the Company has received the last portion of the grant in the amount of approximately Euro 44,000 (approximately US$58,000).

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 10 - Contingent Liabilities and Commitments (cont’d)

C.
In April 2009, the Company signed a lease agreement for a period of five years (60 months) for its offices in Ness Ziona starting June 30, 2009. The monthly rental payments are approximately NIS 32,600 (approximately US$9,000). The rental payments are subject to adjustment based on the CPI.

To secure the Company’s obligation under the lease, the Company provided the lessor with a NIS 402,000 guaranty, linked to the CPI (as of December 31, 2012 – US$120,000).

Rental fee expenses for the years ended December 31, 2012 and 2011 were US$147,000 and US$157,000, respectively, including management fees.

D.
The Company is constructing a manufacturing plant in Neot Hovav, Israel (the “Plant”). The Company leased the land on which the Plant is being built for 49 years in accordance with a development agreement with the Israel Land Authority, dated September 13, 2012. Due to the nature of this long term lease, the Company has made a single payment in the amount of NIS 428,000 (approximately US$106,000) which is based on the value of the property on the date of the agreement.

In June 2011, the Company entered into an agreement for engineering services for the planning of the building. The fees for the engineering services are estimated to be approximately NIS 3.5 million (approximately US$0.9 million), to be paid on a monthly basis in accordance with the progress of the project. As of December 31, 2012, the outstanding commitment relating to this agreement is approximately NIS 1 million (US$306,000).

In January 2013, the Company entered into an agreement for the building of the Plant. The cost for construction of the Plant is estimated to be approximately NIS 6 million (approximately US$1.6 million), to be paid in accordance with an agreed upon time table. The agreement includes a liquidated damages provision in the sum of 0.5% of the total amount of the agreement per any week of delay in finishing the construction of the Plant.

E.	Collaborative agreements

1.
In January 2012, the Company reached an agreement with a major international pharmaceutical manufacturer (“Partner A”) to jointly develop and manufacture certain products. In accordance with predetermined milestones, the Company may receive a total of Euro 250,000 (approximately US$330,000) from Partner A. In addition, according to the agreement, Partner A has undertaken to pay the Company 5% royalties of net sales of the products for the first five years following commercialization of the products in Partner A territory and 3% from the sixth year until the tenth year.

In 2012, the Company received Euro 150,000 (US$194,000) from Partner A after achieving preliminary development milestones, which was recognized as income from co-development arrangement.

2.
In June 2011, the Company signed an agreement with a Chinese pharmaceutical company (“Partner B”) for co-development and marketing of certain complex generic products. According to the agreement, the Company will provide the preliminary development plan for the products and Partner B will carry out the remaining development work with the Company’s assistance and support. Partner B will have the right to manufacture and sell the products in the territory of China and the Company will have the right to manufacture and sell the product in any territory other than China. Each party will transfer to the other party 50% of the gross profit generated from the sale in its respective territory.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 10 - Contingent Liabilities and Commitments (cont’d)

E.	Collaborative agreement (cont’d)

3.
In January 2014, the Company signed an agreement with a Chinese pharmaceutical company (“Partner C”) for co-development, manufacturing and marketing of one of the Company’s products. According to the agreement, the Company shall grant Partner C a non-assignable license to produce and sell the product in China while Partner C will carry out the processes to receive the approval for the sale of the product in China with the Company’s assistance and support. The agreement shall continue to be in force 8 years after Partner C starts to sell the product and may be extended for additional periods of one year upon mutual agreement. According to the agreement, Partner C has undertaken to pay the Company royalties equal to the greater of 5% of net sales or 35% of net profit for the first five years following commercialization of the products in Partner C territory and the greater of 3% of net sales or 30% of net profit after the fifth year.

F.
From August 2010, Mapi Pharma Germany GmbH entered into lease agreements to lease office and laboratory space located on Biotechnologie park TGZ 1, 14943 Luckenwalde, Germany. The lease period will terminate on July 31, 2014 and the annual rent is approximately Euro 42,000 (approximately US$56,000).

G.	Pledges

1.
As security for receiving the “Preferred Enterprise” status (see also Note 17A(2)), a floating pledge has been registered on all of the Company’s property in favor of the State of Israel. In addition, the Company undertook, among other things, not to sell or transfer the pledged assets or any portion thereof in any way, without the advance written permission of the State of Israel.

2.	The Company’s trading securities are subject to a floating pledge - See Note 5A.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 11 - Equity

A.           Share Capital

	Number of shares
	December 31		December 31
	Authorized		Issued and paid
	2012	2011	2012	2011
Ordinary shares, NIS 1 par value	1,000,000	1,000,000	20,000	20,000

Rights attached to shares

Holders of ordinary shares have the right to receive dividends in cash and in shares and the right to participate in distributions of dividends upon liquidation. Also, holders of ordinary shares have the right to appoint directors and to one vote per ordinary share held at shareholders meetings.

B.           Financing round

On August 8, 2008, the Company entered into an investment agreement with an investor (hereinafter - the “investor”) and the Company’s existing shareholders, pursuant to which the Company issued 10,000 ordinary shares to the investor, representing a 50% interest in the Company, in consideration for Euro 20 million (approximately US$29,654,000 at the closing date). As part of this financing, the investor was granted anti-dilution protection, pursuant to which the Company agreed that should the Company later issue shares at a price lower than the share price paid by the investor, the Company will issue the investor, for no consideration, additional shares such that the sum of (i) ordinary shares originally purchased by this investor and (ii) the number of new ordinary shares issued to such investor as a result of this anti-dilution right, when divided by the investor’s original purchase price, equals the lower purchase price. In addition, the Company granted to the investor a put option to require the Company to purchase all of the investor’s issued shares at a redemption price equal to 15% of the consideration received from the investor in the original investment. The option must be exercised, in whole, and is exercisable at any time during a period ending at special events as defined in the agreement, including a qualified IPO or merger or acquisition. In addition, the Company agreed that as long as the option is exercisable, the Company shall maintain sufficient resources to enable the exercise of the option.

As further described in Note 3C(5)(1), the put option is treated as a financial liability measured at its redemption price translated to the actual exchange rate at each reporting date. Since the option can be exercised immediately, the liability is classified as a current liability. During the years ended December 31, 2012 and 2011, the Company recorded a foreign currency loss of US$77,000 and a foreign currency gain of US$128,000, respectively, with respect to this put option, in profit or loss as part of financing income or expenses. As further described in Note 3C(5)(2), the anti-dilution right is a derivative instrument measured at fair value through profit or loss (see also Note 4B for fair value determination). During the years ended December 31, 2012 and 2011, the Company recorded financing income in the amount of US$963,000 and US$292,000, respectively, for the fair value adjustment of this anti-dilution right.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 12 - Basic and Diluted Loss Per Share

The following table sets forth the computation of the Company's basic and diluted net loss per share:

	Year ended December 31
	2012	2011

Loss as reported for the year (US$ thousands)	(845)	(3,739)

Loss attributable to ordinary shares subject to repurchase due to a
put option (US$ thousand)	(422)	(1,870)

Loss for the year attributable to ordinary shareholders
(US$ thousand)	(423)	(1,869)

Weighted average number of issued ordinary shares	20,000	20,000

Effect of ordinary shares subject to repurchase due to a put option	(10,000)	(10,000)

Number of shares used in computing net loss per ordinary share
basic and diluted	10,000	10,000

Net loss per share basic and diluted (US$)	(42.3)	(186.9)

Note 13 - Financial Instruments

A.           Overview

The Group has exposure to the following risks from its use of financial instruments:

—	Credit risk
—	Liquidity risk
—	Market risk

This note presents quantitative and qualitative information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing risk.

B.           Risk management framework

The Company’s board of directors has overall responsibility for carrying out risk management activities. In this regard, the finance department identifies, defines and assesses financial risks. Risk management policies are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management of standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Financial Instruments (cont’d)

C.           Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Group’s cash and cash equivalents, other receivables and investment in trading securities.

As at December 31, 2012, the Group does not have any significant concentration of credit risk.

Cash and cash equivalent
On December 31, 2012 and 2011, the Group held cash and cash equivalents of US$4,014,000 and US$2,473,000, respectively. The Company’s cash and cash equivalents are deposited with financial institutions having a high credit rating (international rating scale).

Investment in trading securities
On December 31, 2012 and 2011, the Company held trading securities valued at US$10,503,000 and US$15,150,000, respectively.

Trading securities are comprised principally of marketable corporate debentures and government debentures. The Group limits its exposure to credit risk by investing only in liquid debt instruments. Management actively monitors credit ratings and does not expect any counterparty to fail to meet its obligations.

The maximum exposure to credit risk for investments in debt instruments by type of counterparty was as follows:

	December 31
	2012	2011
	US$ in thousands
Investments in trading securities:
Debentures issued by the Government of Israel	1,620	996
Debentures issued by other entities:
High grades (mainly AA+ and AA)	1,591	563
Medium grades (mainly A, BBB and BBB-)	5,779	10,544
Highly speculative and in default (mainly BB + and BB)	876	2,724
Investment in mutual funds	637	323

	10,503	15,150

Other receivables
On December 31, 2012 and 2011, other receivables were US$407,000 and US$318,000, respectively. Other receivables are comprised mainly of VAT and grants receivable and do not bear significant credit risks.

D.	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it has sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that it believes is sufficient to meet its needs.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities:

	December 31, 2012
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-2 years	2-5 years	5 years
	US$ thousands
Non-derivative financial liabilities
Trade and other payables	767	767	767	-	-	-
Obligation in respect of a put option held by an investor (1)	3,954	3,954	3,954	-	-	-
	4,721	4,721	4,721	-	-	-

Derivative financial liabilities
Derivative related to an anti-dilution right held by an investor (2)	2,387	-	-	-	-	-

	7,108	4,721	4,721	-	-	-

(1)	Since the put option can be exercised immediately, the Company’s contractual liability was presented as part of less than 1 year.
(2)	The derivative will, if at all, be settled only by the issue of shares.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are contractual maturities of financial liabilities:

	December 31, 2011
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-2 years	2-5 years	5 years
	US$ thousands
Non-derivative financial liabilities
Trade and other payables	472	472	472	-	-	-
Obligation in respect of a put option held by an investor (1)	3,877	3,877	3,877	-	-	-

	4,349	4,349	4,349	-	-	-

Derivative financial liabilities
Derivative related to an anti-dilution right held by an investor (2)	3,350	-	-	-	-	-

	7,699	4,349	4,349	-	-	-

(1)	Since the put option can be exercised immediately, the Company’s contractual liability was presented as part of less than 1 year.
(2)	The derivative will, if at all, be settled only by the issue of shares.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Financial Instruments (cont’d)

E.	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI and interest rates will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(1)	Linkage and foreign currency risk

(a)           The exposure to linkage and foreign currency risk

The Group’s activities are partly denominated in US dollars, which exposes the Company to risks resulting from changes in exchange rates. The Group does not use derivatives to hedge currency risk.

The Group’s exposure to linkage and foreign currency risk was as follows:

	December 31, 2012
		NIS-Unlinked	NIS-Linked
	Dollar	CPI	CPI	Euro	Total
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Financial assets and
financial liabilities:
Current assets:
Cash and cash equivalents	2,615	278	-	1,121	4,014
Investment in trading
securities	8,032	-	2,471	-	10,503
Other receivables	31	304	-	72	407
Current liabilities:
Trade and other payables	(108)	(604)	-	(55)	(767)
Obligation in respect of a
put option held by an
investor	-	-	-	(3,954)	(3,954)
Non-current liabilities:
Derivative related to an
anti-dilution right held
by an investor	-	-	-	(2,387)	(2,387)
Total exposure in
statement of financial
position in respect of
financial assets and
liabilities	10,570	(22)	2,471	(5,203)	7,816

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risk (cont’d)

(a)           The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2011
		NIS-Unlinked	NIS-Linked
	Dollar	CPI	CPI	Euro	Total
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Financial assets and
financial liabilities:
Current assets:
Cash and cash equivalents	2,291	61	-	121	2,473
Investment in trading
securities	9,448	-	2,273	3,429	15,150
Other receivables	44	175	-	99	318
Current liabilities:
Trade and other payables	(126)	(311)	-	(35)	(472)
Obligation in respect of a
put option held by an
investor	-	-	-	(3,877)	(3,877)
Non-current liabilities:
Derivative related to an
anti-dilution right held
by an investor	-	-	-	(3,350)	(3,350)
Total exposure in
statement of financial
position in respect of
financial assets and
liabilities	11,657	(75)	2,273	(3,613)	10,242

Set forth below is data regarding exchange rates:

		Exchange	Exchange
		rate of	rate of
	CPI*	NIS 1	Euro 1
	In points	US$	US$
As of December 31:
2012	112.14	0.268	1.318
2011	110.3	0.262	1.292
2010	108	0.282	1.335
Percentage increase (decrease) in:
2012	1.6%	2.3%	2.0%
2011	2.1%	(7.7)%	(4.2)%

*   According to an average basis of 2008 = 100

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risk (cont’d)

(b)           Sensitivity analysis

A change on December 31 in the exchange rates of the following currencies against the U.S. dollar, as indicated below, and a change in the CPI, would have affected the measurement of financial instruments denominated in other currencies and would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on currency exchange rate and CPI variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2012		December 31, 2011
	Increase	Decrease	Increase	Decrease
	Profit (loss)*	Profit (loss)*	Profit (loss)*	Profit (loss)*
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Change in the exchange rate of:
5% in the NIS	122	(122)	110	(110)
10% in the NIS	245	(245)	220	(220)
5% in the Euro	(260)	260	(180)	180
10% in the Euro	(520)	520	(361)	361
Change of 1% in CPI	25	(25)	23	(23)

*   The effect of the changes on equity is the same as on profit or loss.

(2)	Interest rate risk

The Group is exposed to interest rate risk from its investment in trading securities. Trading securities are comprised mainly of marketable corporate debentures and government debentures.

(a)	Profile

At the reporting dates the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Fixed rate instruments
Investment in trading securities	9,866	14,827

(b)	Fair value sensitivity analysis for fixed rate instruments

The Group accounts for its fixed rate financial assets at fair value through profit or loss. Therefore a change in interest rates at the reporting date would affect profit or loss as follows:

	December 31, 2012		December 31, 2011
	Increase	Decrease	Increase	Decrease
	Profit (loss)*	Profit (loss)*	Profit (loss)*	Profit (loss)*
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Change in 1%	(394)	394	(870)	870
Change in 0.5%	(195)	195	(429)	429

*   The effect of the changes on equity is the same as on profit or loss.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, investment in trading securities, other receivables, deposits, trade and other payables, the obligation in respect of a put option held by an investor and the derivative related to an anti-dilution right held by an investor are the same as or approximate to their fair value.

(2)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Financial assets held for trading:
Government debentures	1,620	-	-	1,620
Marketable corporate debentures	8,246	-	-	8,246

Investment in mutual funds	637	-	-	637
Financial liabilities:
Derivative related to an anti-dilution
right held by an investor	-	-	(2,387)	(2,387)

	10,503	-	(2,387)	8,116

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Financial assets held for trading:
Government debentures	996	-	-	996
Marketable corporate debentures	13,831	-	-	13,831
Investment in mutual funds	323	-	-	323

Financial liabilities:
Derivative related to an anti-
dilution right held by an investor	-	-	(3,350)	(3,350)

	15,150	-	(3,350)	11,800

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(3)           Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

Derivative related
to an anti- dilution
right held by an investor
US$ thousands
Balance as at January 1, 2011	(3,642)
Gain recognized in profit and loss (*)	292
Balance as at December 31, 2011	(3,350)
Gain recognized in profit and loss (*)	963
Balance as at December 31, 2012	(2,387)

(*) Under financing income

(4)           Fair value sensitivity analysis of level 3 financial instruments carried at fair value

With regard to fair value measurements classified in level 3 of the fair value hierarchy, a reasonably possible change in one or more unobservable inputs would have increased (decreased) profit or loss and equity as follows.

	December 31, 2012		December 31, 2011
	Increase	Decrease	Increase	Decrease
	Profit (loss)*	Profit (loss)*	Profit (loss)*	Profit (loss)*
	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Derivative related to an anti-
dilution right held by an investor:

Change in volatility of 5%	(157)	292	(67)	13
Change in volatility of 10%	(370)	490	(48)	301
Change in stock price of 5%	(21)	43	(28)	(11)
Change in stock price of 10%	(11)	(21)	(18)	(11)

* The effect of the change on equity is the same as in profit or loss.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 14 - Research and Development Expenses, Net

	Year ended December 31
	2012	2011
	US$ in thousands
Payroll and related expenses	987	757
Materials, subcontractors and consultants	1,226	955
Patents registration	380	215
Depreciation	205	134
Rent, insurance and maintenance	234	161
Travel abroad	46	47
Others	79	36
	3,157	2,305
Less – ILB and OCS participation in research and development costs	(524)	(365)
Less – Related party participation – see Note 19C(1)	(152)	-

	2,481	1,940

Note 15 - General and Administrative Expenses

	Year ended December 31
	2012	2011
	US$ in thousands
Payroll and related expenses including directors fee	1,516	1,542
Professional expenses	123	94
Rent, insurance and maintenance	115	118
Travel abroad	20	126
Depreciation	32	31
Other	152	109

	1,958	2,020

Less - related party transaction - see Note 19C(1)	(47)	-

	1,911	2,020

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 16 - Financing Income, Net

A.	Financing income

	Year ended December 31
	2012	2011
	US$ in thousands
Interest income	816	1,037
Net foreign exchange income	-	251
Change in fair value of derivative related to an anti-dilution right
held by an investor	963	292
Net change in fair value of investment in trading securities	1,669	-

	3,448	1,580

B.	Financing expenses

	Year ended December 31
	2012	2011
	US$ in thousands
Bank charges	26	25
Net foreign exchange loss	48	-
Net change in fair value of investment in trading securities	-	1,322

	74	1,347

Financing income, net	3,374	233

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 17 - Income Taxes

A.	Details regarding the tax environment of the Company

(1)           Corporate tax rate

(a)
On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009 (the “Economic Efficiency Law”), which provided, inter alia, a gradual reduction in the company tax rate to 18% for the 2016 tax year (24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% commencing 2016).

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law, the tax reduction that was provided in the Economic Efficiency Law was cancelled and the company tax rate was increased to 25% for 2012.

On August 5, 2013, the Knesset passed the Law for the Change in the Order of National Priorities (legislative amendments to achieve budget objectives for 2013 and 2014) - 2013. As part of the legislation, the company tax rate will be 26.5% as from January 1, 2014.

(b)
On February 4, 2010, Amendment 174 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – the “Ordinance”) was published in the Official Gazette. The amendment added Section 87A to the Ordinance, which provides a temporary order whereby Accounting Standard No. 29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board will apply when determining the taxable income for the 2007, 2008 and 2009 tax years even if this standard was applied when preparing the financial statements (hereinafter – the “Temporary Order”). On January 12, 2012, Amendment 188 to the Ordinance was issued, according to which Standard 29 also will not apply when determining the taxable income for 2010 and 2011.

(2)           Benefits under the Law for the Encouragement of Capital Investments

On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – the “Amendment”). The Amendment was published in the Official Gazette on January 6, 2011. The Amendment is effective from January 1, 2011 and its provisions apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment.

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the Company’s income entitled to benefits, such as: in the 2011-2012 tax years – a tax rate of 10% for Development Area A and 15% for the rest of the country; in the 2013-2014 tax years – a tax rate of 7% for Development Area A and 12.5% for the rest of the country; and from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 17 - Income Taxes (cont’d)

A.	Details regarding the tax environment of the Company (cont’d)

(2)           Benefits under the Law for the Encouragement of Capital Investments (cont’d)

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% will apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, which means that there is no change from the existing law.

The Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013 raised to 20% the tax rate on a dividend distributed to an individual and foreign resident out of preferred income beginning January 1, 2014.

On August 5, 2013, the law was further amended and starting January 1, 2014 the tax rate applicable to a company in Development Area A will be 9%, while the tax rate applicable to companies in the rest of the country will be 16%.

In May 2012, the Company’s development and manufacturing plant in Neot Hovav was granted a preferred enterprise status which entitles the Company to cash grants of 20% of the amount of the approved investment in the plant (which may be increased with an additional 4%). In addition, depending on the fulfillment of certain conditions, income generated from products manufactured at the plant will be entitled to a reduced income tax rate of 9% (following the further amendment in July 2013 as described above). As of December 31, 2012, the Company had yet to receive any grants or utilize its beneficial tax rates.

In January 2014, the Company received preliminary cash grants in the amount of US$322,000.

B.
Non-Israeli subsidiaries are taxed based on the income tax laws in their country of residence. The tax rates applicable to the subsidiaries incorporated in China and Germany are 25% and 29.6%, respectively. Taxes on income recorded in profit or loss are current tax expenses of these subsidiaries.

C.	Unrecognized deferred tax assets

As of December 31, 2012, the Company had carry forward losses for tax purposes in the amount of US$6.6 million and a carry forward capital loss of US$1.4 million.  As of December 31, 2011, the Company had carry forward losses for tax purposes in the amount of US$4 million and a carry forward capital loss of US$1.4 million. The tax losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2012 and 2011, the Company had deductible temporary differences in the net amount of US$42,000 and US$1,472,000, respectively.

The Group has not recorded deferred tax assets with respect to carry forward losses and deductible temporary differences because there is a low level of certainty that such losses will be utilized in the foreseeable future.

D.	Tax assessments

The Company has received final tax assessments up to and including the year ended December 31, 2010.

E.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is current year tax losses and benefits for which no deferred tax assets were created.

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 18 - Geographical Information

The Group non-current assets based on their geographical location are as follow:

	December 31
	2012	2011
	US$ in thousands	US$ in thousands
Israel	2,314	913
China	1,599	1,463
Germany	91	50

	4,004	2,426

Note 19 - Related Parties

A.	Controlling parties and subsidiaries

The ultimate controlling parties of the Group are Generali Financial Holdings FCP- FIS sub-fund 2 (an investment fund established under the laws of Luxemburg) and Ehud Marom, which together have joint control over the Group. See Note 1 regarding subsidiaries.

B.	Compensation to key management personnel

In addition to their salaries, the Group also provides non-cash benefits to director and executive officers (such as a car, medical insurance, etc.), and contributes to a post-employment defined benefit plan on their behalf. One of the executive officers is subject to mutual term of notice of 12 months.

In addition, the Company undertook to grant its chief executive officer, each year, options to purchase shares representing between 0.4% and 1% of the Company’s outstanding ordinary shares, or other equivalent grant. As of the date of these financial statements, the number of options to be granted, such as their principal terms have not yet been determined.

Compensation to key management personnel (including directors) are as follow:

	Year ended December 31
	2012		2011
	Number of	Amount in	Number of	Amount in
	people	US$ thousands	people	US$ thousands
Short-term benefits	4	1,497	4	1,527
Post-employment benefits	4	25	4	24
Total		1,522		1,551

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 19 - Related Parties

C.           Transactions with related parties

The following related parties’ balances and transactions are included in the statements of financial position:

	Year ended December 31		December 31
	2012	2011	2012	2011
	Value of transactions		Outstanding balance
	US$ in thousands		US$ in thousands
Related party
Related Company (1)	199	-	22	-
Related Company (2)	46	56	(4)	(4)

(1)
In March 2012, the Company signed a laboratory services agreement with Stem Cell Medicine Ltd. (hereinafter- “Stem Cell”), which is a related party. The agreement was effective as of January 2012 for one year and was renewed for an additional year until January 2014. According to this agreement, the Company provided Stem Cell certain laboratory engineering and design services as well as secretarial and office management services.

The total monthly services fee is NIS 60,000 (US$16,000). This agreement has not been renewed beyond January 2014.

(2)
In January 2011, the Company signed an agreement with Pharma Two B Ltd. (hereinafter – “Pharma Two B”), which is a related party, according to which Pharma Two B provided the Company certain financial services. The agreement was effective on January 2011 and was terminated in November 2013. The monthly fee in 2011 and 2012 was NIS 16,500 (US$4,500), and NIS 14,600 (US$3,900), respectively.

(3)
In December 2013, the Company signed an agreement with Stem Cell effective as of November 2013 according to which Stem Cell will provide the Company certain laboratory services. In consideration for the services, the Company will pay Stem Cell an amount of NIS 5,000 (US$1,400) per project for each day.

(4)
In January 2013, Mapi Pharma LAB Nanjing Co. Ltd., a fully owned subsidiary (“Mapi China”), entered into a laboratory services agreement with Stem Cell. The laboratory services agreement is effective as of November 1, 2012 for a term of three years. According to this agreement, Mapi China provides Stem Cell laboratory space and laboratory materials, research and development support and accounting services. The total monthly services fee is RMB 100,000 (approximately $16,400).

Mapi-Pharma Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Subsequent Events

1.
In connection with the Company’s intention to perform an initial public offering in the United States on the Nasdaq Capital Market, in October 2013 the Company signed an underwriting engagement letter according to which  the Company agreed to issue to the representative of the underwriters, at the completion of this offering, warrants (the “Representative’s Warrants”) to purchase that number of the Company’s ordinary shares equal to 4% of the aggregate number of shares sold in the offering. 25% of the Representative’s Warrants will become exercisable on the first anniversary of the effectiveness of the registration statement at a price per share equal to 150.0% of the per share public offering price in the offering, 50% will become exercisable 18 months following the effectiveness of the registration statement at a price per share equal to 200.0% of the per share public offering price in the offering and 25% will become exercisable on the second anniversary of the effectiveness of the registration statement at a price per share equal to 250.0% of the per share public offering price in the offering. The Representative’s Warrants will expire on the fifth anniversary of the effectiveness of the registration statement. There is no assurance that the planned initial public offering will be completed.

2.	With respect to changes in tax laws in Israel, see Note 17(1) and 17(2).

3.	With respect to an agreement signed for the construction of the Company’s manufacturing plant, see Note 10D.

4.	With respect to an agreement signed for co-development manufacturing and marketing of one of the Company’s products, see Note 10E(3).

5.	With respect to agreements signed with related companies, see Note 19C.

6.	With respect to cash grants received for the approved investment in the plant, see Note 17A(2).

Mapi-Pharma Ltd. Condensed Interim Consolidated Financial Statements As at June 30, 2013 Unaudited

Mapi-Pharma Ltd.

Unaudited Interim Condensed Consolidated Financial Statements as at June 30, 2013

Contents

Mapi-Pharma Ltd.

Unaudited Condensed Interim Consolidated Statements of Financial Position as at

U.S. dollars in thousands

	June 30 2013	December 31 2012(1)	Proforma financial position as of June 30 2013
Assets

Current assets:
Cash and cash equivalents	3,061	4,014	3,061
Short-term deposits	67	-	67
Investment in trading securities	7,481	10,503	7,481
Other receivables	640	407	640
Total current assets	11,249	14,924	11,249

Non-current assets:
Property, plant and equipment, net	6,214	4,004	6,214
Deposits	9	6	9
Total non-current assets	6,223	4,010	6,223

Total assets	17,472	18,934	17,472

Liabilities and Equity

Current liabilities:
Trade and other payables	1,157	767	1,157
Obligation in respect of a put option held by an investor	3,914	3,954	-
Total current liabilities	5,071	4,721	1,157

Non-current liabilities:
Derivative related to an anti-dilution right held by an investor	656	2,387	-
Employee benefits	15	14	15
Total non-current liabilities	671	2,401	15

Total liabilities	5,742	7,122	1,172

Shareholders' equity:
Ordinary shares	6	6	6
Share premium	21,572	21,572	25,486
Accumulated deficit	(9,848)	(9,766)	(9,192)
Total Shareholders' equity	11,730	11,812	16,300

Total liabilities and shareholders' equity	17,472	18,934	17,472

Date of approval of the condensed financial statements: January 30, 2014

/s/ Ehud Marom	/s/ Nir Bernstein
Ehud Marom	Nir Bernstein
Chairman of the Board of Directors and Chief Executive Officer	Chief Financial Officer

(1)	The December 31, 2012 consolidated statement of financial position has been derived from the audited consolidated financial statements as of and for the year ended December 31, 2012.

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

Mapi-Pharma Ltd.

Unaudited Condensed Interim Consolidated Statements of Loss and Other Comprehensive Loss

U.S. dollars in thousands (except per share data)

	Six months ended
	June 30
	2013	2012
Income from co-development arrangement	14	189

Research and development expenses, net	(1,141)	(1,091)

General and administrative expenses	(1,009)	(998)

Operating loss	(2,136)	(1,900)

Financing income	2,156	1,500

Financing expenses	(102)	(67)

Financing income, net	2,054	1,433

Loss before taxes on income	(82)	(467)

Taxes on income	-	(6)

Loss for the period	(82)	(473)

Total comprehensive loss for the period	(82)	(473)

Loss per share:

Basic and diluted loss per share (in U.S. dollars)	(4.1)	(23.6)

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

Mapi-Pharma Ltd.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

U.S. dollars in thousands

			Accumulated	Total
	Ordinary shares	Share premium	deficit	equity
Six months ended June 30, 2013

Balance as at January 1, 2013	6	21,572	(9,766)	11,812

Total comprehensive loss for the period:
Loss for the period	-	-	(82)	(82)
Total comprehensive loss for the period	-	-	(82)	(82)

Balance as at June 30, 2013	6	21,572	(9,848)	11,730

Six months ended June 30, 2012

Balance as at January 1, 2012	6	21,572	(8,913)	12,665

Total comprehensive loss for the period:
Loss for the period	-	-	(473)	(473)
Total comprehensive loss for the period	-	-	(473)	(473)

Balance as at June 30, 2012	6	21,572	(9,386)	12,192

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

Mapi-Pharma Ltd.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended
	June 30
	2013	2012
Cash flows from operating activities

Loss for the period	(82)	(473)
Adjustment:
Depreciation	139	109
Financing income, net	(2,054)	(1,433)
Taxes on income	-	6
	(1,915)	(1,318)

Increase in other receivables	(373)	(562)
Increase in trade and other payables	390	695
Change in employee benefits	1	(5)
	18	128

Grants received	140	13

Interest received	255	402

Net cash used in operating activities	(1,584)	(1,248)

Cash flows from investing activities

Purchase of property, plant and equipment	(2,349)	(412)
Increase in deposits	(70)	(3)
Decrease in investment in trading securities, net	2,934	2,073

Net cash provided by investing activities	515	1,658

Net increase (decrease) in cash and cash equivalents	(1,069)	410

Effect of exchange rate changes on cash and cash equivalents	116	(29)

Cash and cash equivalents at beginning of the period	4,014	2,473

Cash and cash equivalents at end of the period	3,061	2,854

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

Note 1 - The Reporting Entity

1.
Mapi Pharma Ltd. (the “Company”) was incorporated in Israel on January 29, 2008. The address of the Company’s registered office is Weizmann Science Park, 16 Einstein St., P.O. Box 4113, Ness Ziona, Israel 74140. The unaudited condensed interim consolidated financial statements of the Company as of and for the six-month period ended June 30, 2013 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is engaged in the development of high-barrier to entry and high-added value generic drugs that include complex active pharmaceutical ingredients (“APIs”), formulations and life cycle management (“LCM”) products that target large markets.

2.
The Company has one fully-owned subsidiary, Mapi Pharma Holding (Cyprus) Ltd., which fully-owns two subsidiaries - Mapi Pharma HK Ltd. and Mapi Pharma Germany Gmbh. Mapi Pharma HK Ltd. fully-owns Mapi Pharma LAB Nanjing Co. Ltd.

3.
The Company currently has no products approved for sale. The Company’s operations are funded primarily from a single round of financing completed in 2008 and research and development grants. The Company has incurred operating losses in each year since its inception and does not expect to generate significant revenue unless and until it obtains marketing approval for its products.

Note 2 - Basis of Preparation

A.	Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting”, and are not audited and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2012 (hereinafter – “annual financial statements”).

The unaudited condensed interim consolidated financial statements were authorized by the board of directors of the Company on January 30, 2014.

B.	Use of estimates and judgments

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the implementation of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key assumptions used in estimates involving uncertainty are consistent with those applied in the annual financial statements.

C.	Unaudited proforma financial position Information

The Company plans to file a registration statement with the Securities  Exchange Commission for its initial public offering in the United States on the Nasdaq Capital Market (the “IPO”). In conjunction with the proposed IPO, it is expected that the put option and the anti-dilutive protection granted to an investor will be cancelled immediately prior to the completion of the IPO. There is no assurance that the planned initial public offering will be completed.

The unaudited proforma financial position information as of June 30, 2013 gives effect to the cancellation of these obligations.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed interim consolidated financial statements are the same as those applied by the Group in its annual financial statements.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed interim consolidated financial statements and their effect:

Application of new standards for the first time

As from January 1, 2013, the Group applies the new standards and amendments detailed below:

A.            IFRS 10, Consolidated Financial Statements (hereinafter – “IFRS 10”)

IFRS 10 introduces a new control model for determining whether an investee should be consolidated, which is to be implemented with respect to all investees. According to IFRS 10, de facto circumstances are to be considered when assessing control, which means that the existence of effective control over an investee will require consolidation. In addition, when assessing the existence of control, all substantive potential voting rights will be taken into account, not only potential voting rights that are currently exercisable.

Implementation of the standard did not have a material effect on the consolidated financial statements.

B.            IFRS 13, Fair Value Measurement (hereinafter – “IFRS 13”)

IFRS 13 provides a single source of guidance on how fair value is measured, and replaces the fair value measurement guidance that is currently dispersed throughout IFRS. Subject to limited exceptions, IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs..

Furthermore, the disclosure requirements regarding fair value of financial instruments in interim financial statements were expanded. The requirements of IFRS 13 were included in these financial statements as part of Note 6 regarding financial instruments.

IFRS 13 is applicable prospectively, although the disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

Implementation of the standard did not have a material effect on the consolidated financial statements.

Note 3 - Significant Accounting Policies (cont’d)

C.	Amendment to IAS 19, Employee Benefits (hereinafter – the “IAS 19 Amendment”)

The IAS 19 Amendment introduces a number of changes to the accounting treatment of employee benefits.

The key changes are as follows:

•
The IAS 19 Amendment eliminates the possibility of postponing recognition of actuarial gains and losses, known as the "corridor method" and, in addition, eliminates the option of recognizing actuarial gains and losses directly in profit or loss. As a result, all actuarial gains and losses will be recognized immediately in equity through other comprehensive income.

•	The IAS 19 Amendment requires immediate recognition of past service costs regardless of whether the benefits have vested or not.

•
The calculation of net financing income or expense will be determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Accordingly, calculation of actuarial gains or losses will also change.

•
The IAS 19 Amendment changes the definitions of short-term employee benefits and of other long term employee benefits, so that the distinction between the two will depend on when the entity expects the benefits to be wholly settled, rather than when settlement is due.

The IAS 19 Amendment enhances the disclosure requirements for defined benefit plans, in an effort to provide better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

Implementation of the IAS 19 Amendment did not have a material effect on the consolidated financial statements.

D.	Amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (hereinafter – the “IAS 1 Amendment”)

The IAS 1 Amendment changes the presentation of items of other comprehensive income (hereinafter – “OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future would be presented separately from those that would never be reclassified to profit or loss. Additionally, the IAS 1 Amendment changes the title of the statement of comprehensive income to statement of profit or loss and other comprehensive income.

Implementation of the IAS 1 Amendment did not have a material effect on these condensed interim consolidated financial statements. The title of the statement of comprehensive income was changed to statement of loss and other comprehensive income accordingly.

Note 4 - Property, Plant and Equipment

In January 2013, the Company entered into an agreement for the building of a new plant (“Plant”). The cost for construction of the Plant is estimated to be approximately NIS 6 million (approximately US$ 1.6 million), to be paid in accordance with an agreed upon time table. The agreement includes a liquidated damages provision in the sum of 0.5% of the total amount of the agreement per any week of delay in finishing the construction of the Plant. As of June 30, 2013, the Company has invested US$327,000 relating to this agreement.

Note 5 – Related Parties Transactions

In January 2013, Mapi Pharma LAB Nanjing Co. Ltd., a fully owned subsidiary (“Mapi China”), entered into a laboratory services agreement with Stem Cell Medicine Ltd. (“Stem-Cell”), which is a related party. The laboratory services agreement is effective as of November 1, 2012 for a term of three years. According to this agreement, Mapi China provides Stem Cell laboratory space and laboratory materials, research and development support and accounting services. The total monthly services fee is RMB 100,000 (approximately $16,400).

Note 6 - Financial Instruments

A.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, investment in trading securities, other receivables, trade and other payables, obligation in respect of a put option held by an investor and the derivative related to an anti-dilution right held by an investor are the same as their approximate fair value.

(2)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2013
	Level 1	Level 2	Level 3	Total
	US$ thousands
Investment in trading securities
Government debentures	45	-	-	45
Marketable corporate debentures	6,814	-	-	6,814
Investment in mutual funds	622	-	-	622
	7,481	-	-	7,481
Financial liabilities:
Derivative related to an anti-dilution right held
by an investor	-	-	(656)	(656)
	-	-	(656)	(656)

	7,481	-	(656)	6,825

Note 6 - Financial Instruments (cont’d)

A.	Fair value

(3)	Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the beginning balance to the ending balance of financial instrument carried at fair value level 3 of the fair value hierarchy:

Six months ended
June 30, 2013
Financial liabilities
Derivative related
to an anti-dilution
right held by an
investor
US$ thousands
Balance as at January 1, 2013	(2,387)
Total gain recognized in profit or loss*	1,731

Balance as at June 30, 2013	(656)

*   Recognized as part of financing income

The Company measured the fair value of the derivative relating to an anti-dilution right held by an investor using the Monte Carlo simulation. The Monte-Carlo simulation yields a numerical solution that considers the various terms of the investment agreement, the Company’s equity value, the shareholder’s investment and the number of the Company’s shares held by the shareholder. Measurement inputs include the Company’s equity fair value estimation, expected term of the derivative, expected volatility, expected dividends and the risk-free interest rate.

The parameters used to calculate the fair values of the derivative are as follows:

June 30
2013
Company’s equity value (US$ thousands) (1)	118,305
Expected term (in years) (2)	1
Expected volatility (3)	72.5%
Risk-free interest rate (4)	0.11%
Dividend yield	0%

(1)	Based on the Company’s equity fair value estimation using discounted cash flows methodology.
(2)	Based on the period until expected fund raising (June 30, 2014).
(3)	Based on the average equity volatility of drug companies.
(4)	Based on zero coupon Euro treasury bonds fixed with maturity equal to expected terms.

Note 7 - Subsequent Events

1.
In connection with the Company’s intention to perform an initial public offering in the United States on the Nasdaq Capital Market, in October 2013 the company signed an underwriting engagement letter according to which  the Company agreed to issue to the representative of the underwriters, at the completion of this offering, warrants (the “Representative’s Warrants”) to purchase that number of the Company’s ordinary shares equal to 4% of the aggregate number of shares sold in the offering. 25% of the Representative’s Warrants will become exercisable on the first anniversary of the effectiveness of the registration statement at a price per share equal to 150.0% of the per share public offering price in the offering, 50% will become exercisable 18 months following the effectiveness of the registration statement at a price per share equal to 200.0% of the per share public offering price in the offering and 25% will become exercisable on the second anniversary of the effectiveness of the registration statement at a price per share equal to 250.0% of the per share public offering price in the offering. The Representative’s Warrants will expire on the fifth anniversary of the effectiveness of the registration statement. There is no assurance that the planned initial public offering will be completed.

2.
On August 5, 2013, the Knesset passed the Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) - 2013. As part of the legislation, company tax rate was increased to 26.5% from January 1, 2014. On the same day, the law for the encouragement of capital investments was further amended and starting January 1, 2014 the tax rate applicable to a preferred company in Development Area A will be 9%, while the tax rate applicable to preferred companies in the rest of the country will be 16%. The Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013 raised to 20% the tax rate on a dividend distributed to an individual and foreign resident out of preferred income as from January 1, 2014. If the legislation had been substantially enacted by June 30, 2013, there would not be a material effect on the financial statements as of June 30, 2013.

3.
In December 2013, the Company signed an agreement with Stem Cell, which is a related party, effective as of November 2013, according to which Stem Cell will provide the Company certain laboratory services. In consideration for the services, the Company will pay Stem Cell an amount of NIS 5,000 (US$1,400) per project for each day.

4.
In January 2014, the Company signed an agreement with a Chinese pharmaceutical company for co-development, manufacturing and marketing of one of the Company’s products. According to the agreement, the Company shall grant the partner a non-assignable license to produce and sell the product in China while the partner will carry out the processes to receive the approval for the sale of the product in China with the Company’s assistance and support. The agreement shall continue to be in force 8 years after the partner starts to sell the product and may be extended for additional periods of one year upon mutual agreement. According to the agreement, the partner has undertaken to pay the Company royalties equal to the greater of 5% of net sales or 35% of net profit for the first five years following commercialization of the products in the partner's territory and the greater of 3% of net sales or 30% of net profit after the fifth year.

5.
In May 2012, the Company’s development and manufacturing plant in Neot Hovav was granted a preferred enterprise status, which entitles the Company to cash grants of 20% of the amount of the approved investment in the plant (which may be increased by an additional 4%). In January 2014, the Company received preliminary cash grants in the amount of US$322,000.

Ordinary Shares

PROSPECTUS

Aegis Capital Corp.

, 2014

Until            , 25 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 6.    Indemnification of Office Holders (including Directors).

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738 – 1968 (the “Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•
a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•
reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

•	a monetary liability imposed on him or her in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

•	expenses associated with an Administrative Procedure conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of the completion of this offering, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into new agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. Effective as of the date of completion of this offering, the maximum aggregate amount of indemnification that we may pay to our office holders based on such new indemnification agreement is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to the greater of 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made, and $    million. Such indemnification amounts are in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities.

There have been no transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

Item 8.    Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Articles of Association of the Registrant
3.2	Form of Amended and Restated Articles of Association of the Registrant to become effective upon closing of this offering*
4.1	Form of specimen share certificate*
5.1	Form of Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)*
10.1	Agreement between the Israeli Land Authority and Registrant, dated September 13, 2012, relating to Registrant’s facility at Neot Hovav∞
10.2	2014 Equity Incentive Plan*
10.3	Form of Indemnification Agreement*
10.4	Registration Rights Agreement*
21.1	List of subsidiaries of the Registrant
23.1	Consent of KPMG*
23.2	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Israeli counsel to the Registrant (included in Exhibit 5.1)*
24.1	Power of Attorney (included in signature page to Registration Statement)
________________
*	To be filed by amendment.
∞	English summary of original Hebrew document.

Item 9.    Undertakings.

1.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3.	The undersigned registrant hereby undertakes that:

a.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

b.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel on               , 2014.

MAPI - PHARMA LTD.
By:	_________________________________________________
Name: Ehud Marom
Title: Chief Executive Officer

Power of Attorney

Each person whose signature appears below constitutes and appoints Ehud Marom and Nir Bernstein, and each of them, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the ”Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

________________________________________
Ehud Marom	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	, 2014

________________________________________
Nir Bernstein	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2014

________________________________________
Itamar Borowitz	Director	, 2014

Signature of authorized representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in      on this    day of      , 2014.

By:	Puglisi & Associates Authorized U.S. Representative By:_________________ Name: Donald J. Puglisi Title: Managing Director